Exhibit 99.1 MANAGEMENT REPORT – June 30, 2018 To our stockholders: We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to June 30, 2018 and 2017, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 11,538 million for the year and net earnings per share were R$ 1.78. Consolidated stockholders' equity totaled R$ 122,567 million and the book value per share reached R$ 18.93. Assets and funds raised Assets totaled R$ 1,358,991 million and were substantially composed of R$ 527,570 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 581,509 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. The raised and Managed Funds totaled R$ 2,176,622 million. Circular letter No. 3,068/01 of BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 36,2 billion, corresponding to only 14,1% of the total securities and derivative financial instruments held. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, August 27, 2018. Executive Board Exhibit 99.1 MANAGEMENT REPORT – June 30, 2018 To our stockholders: We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to June 30, 2018 and 2017, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 11,538 million for the year and net earnings per share were R$ 1.78. Consolidated stockholders' equity totaled R$ 122,567 million and the book value per share reached R$ 18.93. Assets and funds raised Assets totaled R$ 1,358,991 million and were substantially composed of R$ 527,570 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 581,509 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. The raised and Managed Funds totaled R$ 2,176,622 million. Circular letter No. 3,068/01 of BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 36,2 billion, corresponding to only 14,1% of the total securities and derivative financial instruments held. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, August 27, 2018. Executive Board

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Members

Alfredo Egydio Setubal
Amos Genish
Ana Lúcia de Mattos Barretto Villela [1]
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Carlos Roberto de Albuquerque Sá

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Director-Generals

Eduardo Mazzilli de Vassimon
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Caio Ibrahim David
Claudia Politanski

Executive Officers

Alexsandro Broedel Lopes [*]
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Matias Granata
Renato Barbosa do Nascimento
Rodrigo Luis Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco
Tom Gouvêa Gerth

[*] *Group Executive Finance Director and Head of Investor Relations*

[1] *elected at the A/ESM of 4/25/2018, in phase of approval by BACEN.*

Accountant

Arnaldo Alves dos Santos
CRC - 1SP - 210.058/O-3

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 06/30/2018 06/30/2017 Current assets 9 02,113,659 8 65,563,957 Cash and cash equivalents 0 2 5,237,355 2 2,575,276 Interbank investments 4b and 6 2 70,303,674 2 82,238,911 Money market 0 2 47,544,612 2 54,973,003 Interbank deposits 0 2 2,759,062 2 7,265,908 Securities and derivative financial instruments 4c, 4d and 7 1 37,334,992 1 17,970,469 Own portfolio 0 7 6,891,044 8 9,511,847 Subject to repurchase commitments 0 2 9,742,056 4 ,664,488 Pledged in guarantee 0 6 ,364,767 5 ,650,859 Deposited with the Central Bank 0 7 ,453,239 3 ,857,989 Securities under resale agreements with free movement 0 5 00,925 4 ,158,979 Derivative financial instruments 0 1 6,382,961 1 0,126,307 Interbank accounts 0 119,546,512 117,801,570 Pending settlement 0 3 4,354,460 2 9,006,118 Central Bank deposits 0 8 4,799,879 8 8,607,045 National Housing System (SFH) 0 5 ,984 6 ,399 Correspondents 0 2 4,255 3 4,783 Interbank Onlending 3 61,934 1 47,225 Interbranch accounts 0 2 69,659 4 9,322 Loan, lease and other credit operations 8 254,611,655 232,872,521 Operations with credit granting characteristics 4e 2 70,540,814 2 48,946,415 (Allowance for loan losses) 4f (15,929,159) (16,073,894) Other receivables 0 92,678,798 89,882,439 Foreign exchange portfolio 9 4 7,143,822 4 4,401,903 Income receivable 0 2 ,779,375 2 ,556,212 Negotiation and intermediation of securities 1 0,431,527 6 ,686,605 Deferred tax assets 13b I 1 9,760,787 2 4,776,036 Escrow deposits 11b and 11d 1 ,483,841 1 ,364,500 Sundry 12a 1 1,079,446 1 0,097,183 Other assets 4g 2,131,014 2,173,449 Assets held for sale 0 1 ,303,492 9 52,324 (Valuation allowance) 0 (590,623) (371,174) Prepaid expenses 4g and 12b 1 ,418,145 1 ,592,299 Long-term receivables 4 09,476,641 3 75,382,833 Interbank investments 4b and 6 1 ,257,351 1 ,548,571 Money market 0 2 87,706 1 01,338 Interbank deposits 0 9 69,645 1 ,447,233 Securities and derivative financial instruments 4c, 4d and 7 1 18,673,550 1 00,062,400 Own portfolio 0 4 3,734,193 6 3,967,047 Subject to repurchase commitments 0 2 4,018,759 5 ,276,261 Pledged in guarantee 0 7 ,866,328 7 ,136,384 Deposited with the Central Bank 7 55,160 - 0 3 0,975,783 1 4,848,615 Securities under resale agreements with free movement Derivative financial instruments 0 1 1,323,327 8 ,834,093 Interbank accounts 4 6,515 4 ,661 Pending settlement 4 2,348 - National Housing System (SFH) 4 ,167 4 ,661 Loan, lease and other credit operations 8 2 29,589,891 2 11,469,562 Operations with credit granting characteristics 4e 2 47,969,060 2 30,928,600 (Allowance for loan losses) 4f (18,379,169) (19,459,038) Other receivables 5 9,400,785 6 1,826,604 Foreign exchange portfolio 9 1 5,855,054 1 7,082,571 Deferred tax assets 13b I 2 4,700,607 2 6,039,186 Escrow deposits 11b and 11d 1 1,075,566 1 1,153,714 Sundry 12a 7 ,769,558 7 ,551,133 Other assets - Prepaid expenses 4g and 12b 5 08,549 4 71,035 Permanent assets 4 7,400,541 4 5,420,029 Investments 4h and 14a I 2 5,260,860 2 2,416,269 Investments in affiliates and jointly controlled entities 0 2 4,946,226 2 1,891,157 Other investments 0 4 64,141 6 74,629 (Allowance for losses) (149,507) (149,517) Real estate in use 4i and 14b 5 ,726,827 5 ,978,346 Real estate in use 0 3 ,290,298 3 ,276,119 Other fixed assets 0 1 3,469,391 1 2,486,447 (Accumulated depreciation) (11,032,862) (9,784,220) Goodwill 4j and 14b 5 45,060 7 94,843 Intangible assets 4k and 14b 1 5,867,794 1 6,230,571 Acquisition of rights to credit payroll 0 1 ,132,761 1 ,004,035 Other intangible assets 0 3 3,485,589 2 9,044,730 (Accumulated amortization) (18,750,556) (13,818,194) Total assets 1 ,358,990,841 1 ,286,366,819 The accompanying notes are an integral part of these financial statements.ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 06/30/2018 06/30/2017 Current assets 9 02,113,659 8 65,563,957 Cash and cash equivalents 0 2 5,237,355 2 2,575,276 Interbank investments 4b and 6 2 70,303,674 2 82,238,911 Money market 0 2 47,544,612 2 54,973,003 Interbank deposits 0 2 2,759,062 2 7,265,908 Securities and derivative financial instruments 4c, 4d and 7 1 37,334,992 1 17,970,469 Own portfolio 0 7 6,891,044 8 9,511,847 Subject to repurchase commitments 0 2 9,742,056 4 ,664,488 Pledged in guarantee 0 6 ,364,767 5 ,650,859 Deposited with the Central Bank 0 7 ,453,239 3 ,857,989 Securities under resale agreements with free movement 0 5 00,925 4 ,158,979 Derivative financial instruments 0 1 6,382,961 1 0,126,307 Interbank accounts 0 119,546,512 117,801,570 Pending settlement 0 3 4,354,460 2 9,006,118 Central Bank deposits 0 8 4,799,879 8 8,607,045 National Housing System (SFH) 0 5 ,984 6 ,399 Correspondents 0 2 4,255 3 4,783 Interbank Onlending 3 61,934 1 47,225 Interbranch accounts 0 2 69,659 4 9,322 Loan, lease and other credit operations 8 254,611,655 232,872,521 Operations with credit granting characteristics 4e 2 70,540,814 2 48,946,415 (Allowance for loan losses) 4f (15,929,159) (16,073,894) Other receivables 0 92,678,798 89,882,439 Foreign exchange portfolio 9 4 7,143,822 4 4,401,903 Income receivable 0 2 ,779,375 2 ,556,212 Negotiation and intermediation of securities 1 0,431,527 6 ,686,605 Deferred tax assets 13b I 1 9,760,787 2 4,776,036 Escrow deposits 11b and 11d 1 ,483,841 1 ,364,500 Sundry 12a 1 1,079,446 1 0,097,183 Other assets 4g 2,131,014 2,173,449 Assets held for sale 0 1 ,303,492 9 52,324 (Valuation allowance) 0 (590,623) (371,174) Prepaid expenses 4g and 12b 1 ,418,145 1 ,592,299 Long-term receivables 4 09,476,641 3 75,382,833 Interbank investments 4b and 6 1 ,257,351 1 ,548,571 Money market 0 2 87,706 1 01,338 Interbank deposits 0 9 69,645 1 ,447,233 Securities and derivative financial instruments 4c, 4d and 7 1 18,673,550 1 00,062,400 Own portfolio 0 4 3,734,193 6 3,967,047 Subject to repurchase commitments 0 2 4,018,759 5 ,276,261 Pledged in guarantee 0 7 ,866,328 7 ,136,384 Deposited with the Central Bank 7 55,160 - 0 3 0,975,783 1 4,848,615 Securities under resale agreements with free movement Derivative financial instruments 0 1 1,323,327 8 ,834,093 Interbank accounts 4 6,515 4 ,661 Pending settlement 4 2,348 - National Housing System (SFH) 4 ,167 4 ,661 Loan, lease and other credit operations 8 2 29,589,891 2 11,469,562 Operations with credit granting characteristics 4e 2 47,969,060 2 30,928,600 (Allowance for loan losses) 4f (18,379,169) (19,459,038) Other receivables 5 9,400,785 6 1,826,604 Foreign exchange portfolio 9 1 5,855,054 1 7,082,571 Deferred tax assets 13b I 2 4,700,607 2 6,039,186 Escrow deposits 11b and 11d 1 1,075,566 1 1,153,714 Sundry 12a 7 ,769,558 7 ,551,133 Other assets - Prepaid expenses 4g and 12b 5 08,549 4 71,035 Permanent assets 4 7,400,541 4 5,420,029 Investments 4h and 14a I 2 5,260,860 2 2,416,269 Investments in affiliates and jointly controlled entities 0 2 4,946,226 2 1,891,157 Other investments 0 4 64,141 6 74,629 (Allowance for losses) (149,507) (149,517) Real estate in use 4i and 14b 5 ,726,827 5 ,978,346 Real estate in use 0 3 ,290,298 3 ,276,119 Other fixed assets 0 1 3,469,391 1 2,486,447 (Accumulated depreciation) (11,032,862) (9,784,220) Goodwill 4j and 14b 5 45,060 7 94,843 Intangible assets 4k and 14b 1 5,867,794 1 6,230,571 Acquisition of rights to credit payroll 0 1 ,132,761 1 ,004,035 Other intangible assets 0 3 3,485,589 2 9,044,730 (Accumulated amortization) (18,750,556) (13,818,194) Total assets 1 ,358,990,841 1 ,286,366,819 The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 06/30/2018 06/30/2017 Current liabilities 8 10,280,546 7 69,627,608 Deposits 4b and 10b 2 88,650,739 2 52,865,298 Demand deposits - 7 1,089,457 6 5,453,197 Savings deposits - 1 27,385,272 1 09,542,150 Interbank deposits - 2 ,790,566 2 ,453,451 Time deposits - 8 7,382,796 7 5,414,380 Other deposits 2 ,648 2 ,120 Deposits received under securities repurchase agreements 4b and 10c 2 41,850,447 2 52,464,365 Own portfolio - 7 4,934,518 5 5,075,657 Third-party portfolio - 1 55,282,912 1 82,994,666 Free portfolio - 1 1,633,017 1 4,394,042 Funds from acceptances and issuance of securities 4b and 10d 4 4,385,379 4 7,679,650 Real estate, mortgage, credit and similar notes - 3 4,513,491 3 1,649,889 Foreign Borrowing through securities - 6 ,436,483 1 5,412,640 Structured Operations Certificates 3 ,435,405 6 17,121 Interbank accounts - 3 7,469,550 3 0,145,278 Pending settlement - 3 5,803,171 2 8,282,580 Correspondents - 1 ,666,379 1 ,862,698 Interbranch accounts - 5 ,403,884 5 ,982,067 Third-party funds in transit - 5 ,379,287 5 ,968,362 Internal transfer of funds - 2 4,597 1 3,705 Borrowing and onlending 4b and 10e 3 9,738,844 4 1,733,080 Borrowing - 3 3,012,084 3 2,774,125 Onlending - 6 ,726,760 8 ,958,955 Derivative financial instruments 4d and 7f 1 7,948,408 8 ,288,681 Other liabilities - 1 34,833,295 1 30,469,189 Collection and payment of taxes and contributions - 4 ,536,426 3 ,971,826 Foreign exchange portfolio 9 4 6,693,046 4 5,019,700 Social and statutory 15b II 4 ,300,927 4 ,325,277 Tax and social security contributions 4m, 4n and 13c 4 ,657,576 4 ,797,139 Negotiation and intermediation of securities - 7 ,890,954 6 ,524,783 Subordinated debt 10f 5 ,072,214 1 1,848,641 Provisions for contingent liabilities 11b 4 ,684,864 4 ,267,764 Sundry 12c 5 6,997,288 4 9,714,059 Long-term liabilities - 4 10,316,779 3 82,320,200 Deposits 4b and 10b 1 42,777,816 1 01,715,342 Interbank deposits - 5 2,454 2 32,940 Time deposits - 1 42,725,362 1 01,482,402 Deposits received under securities repurchase agreements 4b and 10c 7 4,456,139 8 9,093,892 Own portfolio - 1 3,103,119 4 7,294,796 Free portfolio - 6 1,353,020 4 1,799,096 Funds from acceptances and issuance of securities 4b and 10d 7 0,623,052 6 0,402,532 Real estate, mortgage, credit and similar notes - 3 2,633,622 3 0,518,385 Foreign Borrowing through securities - 3 7,031,786 2 6,282,543 Structured Operations Certificates 9 57,644 3 ,601,604 Borrowing and onlending 4b and 10e 2 2,133,636 2 7,796,898 Borrowing - 8 ,639,624 9 ,562,626 Onlending - 1 3,494,012 1 8,234,272 Derivative financial instruments 4d and 7f 1 3,706,211 1 2,438,355 Other liabilities - 8 6,619,925 9 0,873,181 Foreign exchange portfolio 9 1 5,961,051 1 7,055,453 Tax and social security contributions 4m, 4n and 13c 8 ,195,723 1 5,624,032 Subordinated debt 10f 4 1,189,311 4 0,255,569 Provisions for contingent liabilities 11b 9 ,656,484 1 1,974,340 Debt instruments eligible as capital 7 ,663,805 - Sundry 12c 3 ,953,551 5 ,963,787 Deferred income 4o 2 ,659,274 2 ,143,527 Non-controlling interests 15f 1 3,166,960 1 1,745,788 Stockholders' equity 15 1 22,567,282 1 20,529,696 Capital - 9 7,148,000 9 7,148,000 Capital reserves - 1 ,586,364 1 ,352,881 Revenue reserves - 2 9,344,128 2 7,405,084 Asset valuation adjustment 4c, 4d and 7d (3,533,478) (2,805,204) (Treasury shares) - (1,977,732) (2,571,065) Total liabilities and stockholders' equity 1 ,358,990,841 1 ,286,366,819 The accompanying notes are an integral part of these financial statements.ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 06/30/2018 06/30/2017 Current liabilities 8 10,280,546 7 69,627,608 Deposits 4b and 10b 2 88,650,739 2 52,865,298 Demand deposits - 7 1,089,457 6 5,453,197 Savings deposits - 1 27,385,272 1 09,542,150 Interbank deposits - 2 ,790,566 2 ,453,451 Time deposits - 8 7,382,796 7 5,414,380 Other deposits 2 ,648 2 ,120 Deposits received under securities repurchase agreements 4b and 10c 2 41,850,447 2 52,464,365 Own portfolio - 7 4,934,518 5 5,075,657 Third-party portfolio - 1 55,282,912 1 82,994,666 Free portfolio - 1 1,633,017 1 4,394,042 Funds from acceptances and issuance of securities 4b and 10d 4 4,385,379 4 7,679,650 Real estate, mortgage, credit and similar notes - 3 4,513,491 3 1,649,889 Foreign Borrowing through securities - 6 ,436,483 1 5,412,640 Structured Operations Certificates 3 ,435,405 6 17,121 Interbank accounts - 3 7,469,550 3 0,145,278 Pending settlement - 3 5,803,171 2 8,282,580 Correspondents - 1 ,666,379 1 ,862,698 Interbranch accounts - 5 ,403,884 5 ,982,067 Third-party funds in transit - 5 ,379,287 5 ,968,362 Internal transfer of funds - 2 4,597 1 3,705 Borrowing and onlending 4b and 10e 3 9,738,844 4 1,733,080 Borrowing - 3 3,012,084 3 2,774,125 Onlending - 6 ,726,760 8 ,958,955 Derivative financial instruments 4d and 7f 1 7,948,408 8 ,288,681 Other liabilities - 1 34,833,295 1 30,469,189 Collection and payment of taxes and contributions - 4 ,536,426 3 ,971,826 Foreign exchange portfolio 9 4 6,693,046 4 5,019,700 Social and statutory 15b II 4 ,300,927 4 ,325,277 Tax and social security contributions 4m, 4n and 13c 4 ,657,576 4 ,797,139 Negotiation and intermediation of securities - 7 ,890,954 6 ,524,783 Subordinated debt 10f 5 ,072,214 1 1,848,641 Provisions for contingent liabilities 11b 4 ,684,864 4 ,267,764 Sundry 12c 5 6,997,288 4 9,714,059 Long-term liabilities - 4 10,316,779 3 82,320,200 Deposits 4b and 10b 1 42,777,816 1 01,715,342 Interbank deposits - 5 2,454 2 32,940 Time deposits - 1 42,725,362 1 01,482,402 Deposits received under securities repurchase agreements 4b and 10c 7 4,456,139 8 9,093,892 Own portfolio - 1 3,103,119 4 7,294,796 Free portfolio - 6 1,353,020 4 1,799,096 Funds from acceptances and issuance of securities 4b and 10d 7 0,623,052 6 0,402,532 Real estate, mortgage, credit and similar notes - 3 2,633,622 3 0,518,385 Foreign Borrowing through securities - 3 7,031,786 2 6,282,543 Structured Operations Certificates 9 57,644 3 ,601,604 Borrowing and onlending 4b and 10e 2 2,133,636 2 7,796,898 Borrowing - 8 ,639,624 9 ,562,626 Onlending - 1 3,494,012 1 8,234,272 Derivative financial instruments 4d and 7f 1 3,706,211 1 2,438,355 Other liabilities - 8 6,619,925 9 0,873,181 Foreign exchange portfolio 9 1 5,961,051 1 7,055,453 Tax and social security contributions 4m, 4n and 13c 8 ,195,723 1 5,624,032 Subordinated debt 10f 4 1,189,311 4 0,255,569 Provisions for contingent liabilities 11b 9 ,656,484 1 1,974,340 Debt instruments eligible as capital 7 ,663,805 - Sundry 12c 3 ,953,551 5 ,963,787 Deferred income 4o 2 ,659,274 2 ,143,527 Non-controlling interests 15f 1 3,166,960 1 1,745,788 Stockholders' equity 15 1 22,567,282 1 20,529,696 Capital - 9 7,148,000 9 7,148,000 Capital reserves - 1 ,586,364 1 ,352,881 Revenue reserves - 2 9,344,128 2 7,405,084 Asset valuation adjustment 4c, 4d and 7d (3,533,478) (2,805,204) (Treasury shares) - (1,977,732) (2,571,065) Total liabilities and stockholders' equity 1 ,358,990,841 1 ,286,366,819 The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Income (Note 2a) (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2018 06/30/2017 Income from financial operations 62,709,890 70,267,036 Loan, lease and other credit operations - 37,372,690 3 8,047,435 Securities and derivative financial instruments 2 1,097,814 27,837,646 Foreign exchange operations - 1,708,666 553,027 Compulsory deposits - 2 ,530,720 3,828,928 Expenses of financial operations - (4 0,237,089) (3 8,440,240) Money market - (33,206,321) (35,502,051) Borrowing and onlending 10e (7 ,030,768) (2,938,189) Income from financial operations before loan and losses - 22,472,801 31,826,796 Result of allowance for loan losses 8d I (5 ,842,830) (8 ,581,656) Expenses for allowance for loan losses - (7,545,575) (10,485,647) Income from recovery of credits written off as loss - 1 ,702,745 1,903,991 Gross income from financial operations - 16,629,971 23,245,140 Other operating revenues (expenses) - (5 ,540,443) (8 ,166,609) Banking service fees 12d 12,143,963 11,416,826 Income from bank charges 12e 6 ,240,289 5 ,744,971 Personnel expenses 12f (10,597,080) (1 0,199,086) Other administrative expenses 12g (9 ,576,908) (8 ,958,133) Tax expenses 4n and 13a II (2,717,027) (3,245,673) Equity in earnings of affiliates, jointly controlled entities and other investments 14a ll 4,301,387 1,690,877 Other operating revenues 12h 4 42,012 472,101 Other operating expenses 12i (5 ,777,079) (5,088,492) Operating income - 11,089,528 15,078,531 Non-operating income 17,102 (1 81,900) Income before taxes on income and profit sharing - 11,106,630 14,896,631 Income tax and social contribution 4n and 13a I 662,905 (3 ,567,745) Due on operations for the period - (3,544,819) (2 ,183,691) Related to temporary differences - 4 ,207,724 (1 ,384,054) Profit sharing – Management Members - Statutory - (1 01,209) (9 4,893) Non-controlling interests 15f (129,867) (149,357) Net income 11,538,459 11,084,636 Weighted average of the number of outstanding shares 15a 6,480,105,394 6,510,663,755 Net income per share – R$ 1 .78 1.70 Book value per share - R$ (outstanding at 06/30) 18.93 18.55 The accompanying notes are an integral part of these financial statements.ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Income (Note 2a) (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2018 06/30/2017 Income from financial operations 62,709,890 70,267,036 Loan, lease and other credit operations - 37,372,690 3 8,047,435 Securities and derivative financial instruments 2 1,097,814 27,837,646 Foreign exchange operations - 1,708,666 553,027 Compulsory deposits - 2 ,530,720 3,828,928 Expenses of financial operations - (4 0,237,089) (3 8,440,240) Money market - (33,206,321) (35,502,051) Borrowing and onlending 10e (7 ,030,768) (2,938,189) Income from financial operations before loan and losses - 22,472,801 31,826,796 Result of allowance for loan losses 8d I (5 ,842,830) (8 ,581,656) Expenses for allowance for loan losses - (7,545,575) (10,485,647) Income from recovery of credits written off as loss - 1 ,702,745 1,903,991 Gross income from financial operations - 16,629,971 23,245,140 Other operating revenues (expenses) - (5 ,540,443) (8 ,166,609) Banking service fees 12d 12,143,963 11,416,826 Income from bank charges 12e 6 ,240,289 5 ,744,971 Personnel expenses 12f (10,597,080) (1 0,199,086) Other administrative expenses 12g (9 ,576,908) (8 ,958,133) Tax expenses 4n and 13a II (2,717,027) (3,245,673) Equity in earnings of affiliates, jointly controlled entities and other investments 14a ll 4,301,387 1,690,877 Other operating revenues 12h 4 42,012 472,101 Other operating expenses 12i (5 ,777,079) (5,088,492) Operating income - 11,089,528 15,078,531 Non-operating income 17,102 (1 81,900) Income before taxes on income and profit sharing - 11,106,630 14,896,631 Income tax and social contribution 4n and 13a I 662,905 (3 ,567,745) Due on operations for the period - (3,544,819) (2 ,183,691) Related to temporary differences - 4 ,207,724 (1 ,384,054) Profit sharing – Management Members - Statutory - (1 01,209) (9 4,893) Non-controlling interests 15f (129,867) (149,357) Net income 11,538,459 11,084,636 Weighted average of the number of outstanding shares 15a 6,480,105,394 6,510,663,755 Net income per share – R$ 1 .78 1.70 Book value per share - R$ (outstanding at 06/30) 18.93 18.55 The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A. Prudential Statement of Changes in Stockholders’ Equity (Note 15) (In thousands of Reais) Asset Capital Revenue valuation Retained (Treasury Capital Total reserves reserves adjustment earnings shares) (Note 7d) Balance at 01/01/2017 9 7,148,000 1 ,589,343 24,487,354 (2,975,797) - (1,882,353) 1 18,366,547 Purchase of treasury shares - - - - - (1,282,092) (1,282,092) Cancellation of shares - ESM April 27, 2016 – Approved on June 7, 2016 - - - - - - - Granting of stock options - (23,635) - - - 5 93,380 5 69,745 Granting of options recognized - (46,256) - - - - (46,256) Share-based payment – variable compensation - (166,571) - - - - (166,571) Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share - - (5,047,692) - - - (5,047,692) Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 8c) - - - - (220,902) - (220,902) Asset valuation adjustments: Change in adjustment to market value - - - 1 16,553 - - 1 16,553 Remeasurements in liabilities of post-employment benefits - - - (66,856) - - (66,856) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 1 20,896 - - 1 20,896 Net income - - - - 11,084,636 - 1 1,084,636 Appropriations: Legal reserve - - 5 54,232 - (554,232) - - Statutory reserves - - 4 ,842,862 - (4,842,862) - - Dividends and interest on capital - - 2 ,568,328 - (5,466,640) - (2,898,312) Balance at 06/30/2017 9 7,148,000 1 ,352,881 2 7,405,084 (2,805,204) - (2,571,065) 1 20,529,696 Changes in the period - (236,462) 2,917,730 1 70,593 - (688,712) 2 ,163,149 Balance at 01/01/2018 9 7,148,000 1 ,733,611 34,494,495 (2,227,851) - (2,742,767) 1 28,405,488 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of shares - Meeting of the Board of Directors at December 15, 2017 - - (534,421) - - 5 34,421 - Granting of stock options - 3 73,291 - - - 7 40,922 1 ,114,213 Granting of options recognized - (364,654) - - - - (364,654) Share-based payment – variable compensation - (155,884) - - - - (155,884) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 2 ,175 - 2 ,175 Asset valuation adjustments: Change in adjustment to market value - - - (1,354,078) - - (1,354,078) Remeasurements in liabilities of post-employment benefits - - - (3,301) - - (3,301) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 5 1,752 - - 5 1,752 Net income - - - - 11,538,459 - 1 1,538,459 Appropriations: Legal reserve - - 576,924 - (576,924) - - Statutory reserves - - 5,528,999 - (5,528,999) - - Dividends and interest on capital - - 2,950,993 - (5,434,711) - (2,483,718) Balance at 06/30/2018 9 7,148,000 1 ,586,364 29,344,128 (3,533,478) - (1,977,732) 1 22,567,282 Changes in the period - (147,247) (5,150,367) (1,305,627) - 7 65,035 (5,838,206) The accompanying notes are an integral part of these financial statementsITAÚ UNIBANCO HOLDING S.A. Prudential Statement of Changes in Stockholders’ Equity (Note 15) (In thousands of Reais) Asset Capital Revenue valuation Retained (Treasury Capital Total reserves reserves adjustment earnings shares) (Note 7d) Balance at 01/01/2017 9 7,148,000 1 ,589,343 24,487,354 (2,975,797) - (1,882,353) 1 18,366,547 Purchase of treasury shares - - - - - (1,282,092) (1,282,092) Cancellation of shares - ESM April 27, 2016 – Approved on June 7, 2016 - - - - - - - Granting of stock options - (23,635) - - - 5 93,380 5 69,745 Granting of options recognized - (46,256) - - - - (46,256) Share-based payment – variable compensation - (166,571) - - - - (166,571) Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share - - (5,047,692) - - - (5,047,692) Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 8c) - - - - (220,902) - (220,902) Asset valuation adjustments: Change in adjustment to market value - - - 1 16,553 - - 1 16,553 Remeasurements in liabilities of post-employment benefits - - - (66,856) - - (66,856) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 1 20,896 - - 1 20,896 Net income - - - - 11,084,636 - 1 1,084,636 Appropriations: Legal reserve - - 5 54,232 - (554,232) - - Statutory reserves - - 4 ,842,862 - (4,842,862) - - Dividends and interest on capital - - 2 ,568,328 - (5,466,640) - (2,898,312) Balance at 06/30/2017 9 7,148,000 1 ,352,881 2 7,405,084 (2,805,204) - (2,571,065) 1 20,529,696 Changes in the period - (236,462) 2,917,730 1 70,593 - (688,712) 2 ,163,149 Balance at 01/01/2018 9 7,148,000 1 ,733,611 34,494,495 (2,227,851) - (2,742,767) 1 28,405,488 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of shares - Meeting of the Board of Directors at December 15, 2017 - - (534,421) - - 5 34,421 - Granting of stock options - 3 73,291 - - - 7 40,922 1 ,114,213 Granting of options recognized - (364,654) - - - - (364,654) Share-based payment – variable compensation - (155,884) - - - - (155,884) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 2 ,175 - 2 ,175 Asset valuation adjustments: Change in adjustment to market value - - - (1,354,078) - - (1,354,078) Remeasurements in liabilities of post-employment benefits - - - (3,301) - - (3,301) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 5 1,752 - - 5 1,752 Net income - - - - 11,538,459 - 1 1,538,459 Appropriations: Legal reserve - - 576,924 - (576,924) - - Statutory reserves - - 5,528,999 - (5,528,999) - - Dividends and interest on capital - - 2,950,993 - (5,434,711) - (2,483,718) Balance at 06/30/2018 9 7,148,000 1 ,586,364 29,344,128 (3,533,478) - (1,977,732) 1 22,567,282 Changes in the period - (147,247) (5,150,367) (1,305,627) - 7 65,035 (5,838,206) The accompanying notes are an integral part of these financial statements

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Cash Flows (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2018 06/30/2017 Adjusted net income 2 ,173,124 8 ,058,497 Net income 11,538,459 11,084,636 Adjustments to net income: (9,365,335) (3,026,139) Granted options recognized and share-based payment – variable compensation (520,538) (212,827) Adjustment to market value of securities and derivative financial instruments (assets/liabilities) 319,918 2,667,495 Effects of changes in exchange rates on cash and cash equivalents (17,383,621) (20,003,500) Allowance for loan losses 8c 7,545,575 10,485,647 Interest and foreign exchange expense related to operations with subordinated debt 7,335,550 2,697,701 Depreciation and amortization 14b 2,988,406 2,802,759 Interest expense from provision for contingent and legal liabilities 11b 484,761 726,092 Provision for contingent and legal liabilities 11b 1,080,377 1,718,614 Interest income from escrow deposits 11b (75,033) (91,810) Deferred taxes (excluding hedge tax effects) 3,265,854 2,605,693 Equity in earnings of affiliates, jointly controlled entities and other investments 14a I (4,301,387) (1,690,877) Interest and foreign exchange income from available-for-sale securities (8,976,452) (4,396,346) (2,773,201) (618,779) Interest and foreign exchange income from held-to-maturity securities (Gain) loss from sale of available-for-sale financial assets (320,615) (212,221) (Gain) loss from sale of investments (88,124) 1,448 (Gain) loss from sale of foreclosed assets 143,627 237,593 (Gain) loss from sale of fixed assets 15,812 5,204 Non-controlling interests 129,867 149,357 Other 1,763,889 102,618 Change in assets and liabilities (9,899,124) (47,103,698) (Increase) decrease in assets (20,888,215) (55,670,724) Interbank investments (12,039,465) (35,305,815) Securities and derivative financial instruments (assets/liabilities) 7,380,511 (7,438,313) Compulsory deposits with the Central Bank of Brazil 14,037,062 (2,906,583) Interbank and interbranch accounts (assets/liabilities) 2,636,112 (1,370,989) Loan, lease and other credit operations (33,728,302) (1,366,528) Other receivables and other assets 2,664,712 (3,492,138) Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities) (1,838,845) (3,790,358) (Decrease) increase in liabilities 10,989,091 8,567,026 Deposits 25,569,592 23,022,578 Deposits received under securities repurchase agreements (9,492,313) (27,011,212) Funds for issuance of securities 7,427,407 14,365,516 Borrowing and onlending (1,568,540) (6,083,931) Collection and payment of taxes and contributions 4,238,152 3,701,461 Other liabilities (14,138,695) 2,478,851 Deferred income 287,926 133,601 Payment of income tax and social contribution (1,334,438) (2,039,838) Net cash provided by (used in) operating activities (7,726,000) (3 9,045,201) Interest on capital / dividends received from affiliated companies 426,432 745,612 Funds received from sale of available-for-sale securities 7,996,772 7,674,587 Funds received from redemption of held-to-maturity securities 11,502,570 2,047,442 Disposal of assets not for own use 61,174 (68,615) Disposal of investments 94,589 (1,403) Sale of fixed assets 47,197 16,623 Termination of intangible asset agreements 1,413 18,329 Purchase of available-for-sale securities (7,920,737) (1,284,950) Purchase of held-to-maturity securities (533,446) (95,579) Purchase of investments (3,018) (206,324) Purchase of fixed assets 14b (499,381) (370,441) Disposal (Purchase) of intangible assets 14b (639,538) (432,142) Net cash provided by (used in) invesment activities 10,534,027 8,043,139 Increase in subordinated debt 2,891,850 - Decrease in subordinated debt (8,997,945) (8,013,566) Non-controlling interests 15f 1,174,347 171,269 Granting of stock options 1,114,213 569,745 Purchase of treasury shares (510,308) (1,282,092) Dividends and interest on capital paid to Non-controlling interests (79,756) (143,228) Dividends and interest on capital paid (14,851,252) (7,567,167) Net cash provided by (used in) financing activities (19,258,851) (16,265,039) Net increase (decrease) in cash and cash equivalents (16,450,824) (47,267,101) Cash and cash equivalents at the beginning of the period 68,470,071 93,514,459 Effects of changes in exchange rates on cash and cash equivalents 17,383,621 20,003,500 Cash and cash equivalents at the end of the period 4a and 5 69,402,868 66,250,858 The accompanying notes are an integral part of these financial statementsITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Cash Flows (In thousands of Reais) 01/01 to 01/01 to Note 06/30/2018 06/30/2017 Adjusted net income 2 ,173,124 8 ,058,497 Net income 11,538,459 11,084,636 Adjustments to net income: (9,365,335) (3,026,139) Granted options recognized and share-based payment – variable compensation (520,538) (212,827) Adjustment to market value of securities and derivative financial instruments (assets/liabilities) 319,918 2,667,495 Effects of changes in exchange rates on cash and cash equivalents (17,383,621) (20,003,500) Allowance for loan losses 8c 7,545,575 10,485,647 Interest and foreign exchange expense related to operations with subordinated debt 7,335,550 2,697,701 Depreciation and amortization 14b 2,988,406 2,802,759 Interest expense from provision for contingent and legal liabilities 11b 484,761 726,092 Provision for contingent and legal liabilities 11b 1,080,377 1,718,614 Interest income from escrow deposits 11b (75,033) (91,810) Deferred taxes (excluding hedge tax effects) 3,265,854 2,605,693 Equity in earnings of affiliates, jointly controlled entities and other investments 14a I (4,301,387) (1,690,877) Interest and foreign exchange income from available-for-sale securities (8,976,452) (4,396,346) (2,773,201) (618,779) Interest and foreign exchange income from held-to-maturity securities (Gain) loss from sale of available-for-sale financial assets (320,615) (212,221) (Gain) loss from sale of investments (88,124) 1,448 (Gain) loss from sale of foreclosed assets 143,627 237,593 (Gain) loss from sale of fixed assets 15,812 5,204 Non-controlling interests 129,867 149,357 Other 1,763,889 102,618 Change in assets and liabilities (9,899,124) (47,103,698) (Increase) decrease in assets (20,888,215) (55,670,724) Interbank investments (12,039,465) (35,305,815) Securities and derivative financial instruments (assets/liabilities) 7,380,511 (7,438,313) Compulsory deposits with the Central Bank of Brazil 14,037,062 (2,906,583) Interbank and interbranch accounts (assets/liabilities) 2,636,112 (1,370,989) Loan, lease and other credit operations (33,728,302) (1,366,528) Other receivables and other assets 2,664,712 (3,492,138) Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities) (1,838,845) (3,790,358) (Decrease) increase in liabilities 10,989,091 8,567,026 Deposits 25,569,592 23,022,578 Deposits received under securities repurchase agreements (9,492,313) (27,011,212) Funds for issuance of securities 7,427,407 14,365,516 Borrowing and onlending (1,568,540) (6,083,931) Collection and payment of taxes and contributions 4,238,152 3,701,461 Other liabilities (14,138,695) 2,478,851 Deferred income 287,926 133,601 Payment of income tax and social contribution (1,334,438) (2,039,838) Net cash provided by (used in) operating activities (7,726,000) (3 9,045,201) Interest on capital / dividends received from affiliated companies 426,432 745,612 Funds received from sale of available-for-sale securities 7,996,772 7,674,587 Funds received from redemption of held-to-maturity securities 11,502,570 2,047,442 Disposal of assets not for own use 61,174 (68,615) Disposal of investments 94,589 (1,403) Sale of fixed assets 47,197 16,623 Termination of intangible asset agreements 1,413 18,329 Purchase of available-for-sale securities (7,920,737) (1,284,950) Purchase of held-to-maturity securities (533,446) (95,579) Purchase of investments (3,018) (206,324) Purchase of fixed assets 14b (499,381) (370,441) Disposal (Purchase) of intangible assets 14b (639,538) (432,142) Net cash provided by (used in) invesment activities 10,534,027 8,043,139 Increase in subordinated debt 2,891,850 - Decrease in subordinated debt (8,997,945) (8,013,566) Non-controlling interests 15f 1,174,347 171,269 Granting of stock options 1,114,213 569,745 Purchase of treasury shares (510,308) (1,282,092) Dividends and interest on capital paid to Non-controlling interests (79,756) (143,228) Dividends and interest on capital paid (14,851,252) (7,567,167) Net cash provided by (used in) financing activities (19,258,851) (16,265,039) Net increase (decrease) in cash and cash equivalents (16,450,824) (47,267,101) Cash and cash equivalents at the beginning of the period 68,470,071 93,514,459 Effects of changes in exchange rates on cash and cash equivalents 17,383,621 20,003,500 Cash and cash equivalents at the end of the period 4a and 5 69,402,868 66,250,858 The accompanying notes are an integral part of these financial statements

ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements Exercise from January 1 to June 30, 2018 and 2017 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios. ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements Exercise from January 1 to June 30, 2018 and 2017 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Note 2 – Presentation and Consolidation of the financial statements a) Presentation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation. As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Prudential Consolidated Balance Sheet under Current Assets regardless of their maturity dates. Lease Operations are presented, at present value, in the Prudential Consolidated Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order exclusively to represent the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies. ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/investor-relations). b) Consolidation st As set forth by article 1 of CMN Resolution No. 4,280, of October 31, 2013, the consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except for the insurance group which is not governed by item 6, st article 1 of CMN Resolution No. 4,280. Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company(Note 4s). Note 2 – Presentation and Consolidation of the financial statements a) Presentation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation. As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Prudential Consolidated Balance Sheet under Current Assets regardless of their maturity dates. Lease Operations are presented, at present value, in the Prudential Consolidated Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order exclusively to represent the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies. ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/investor-relations). b) Consolidation st As set forth by article 1 of CMN Resolution No. 4,280, of October 31, 2013, the consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except for the insurance group which is not governed by item 6, st article 1 of CMN Resolution No. 4,280. Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company(Note 4s).

The Consolidated Financial Statements comprise ITAÚ UNIBANCO HOLDING PRUDENTIAL its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

		Functional currency	Country of Incorporation	Activity	Interest % in voting capital at		Interest % in total capital at	
					06/30/2018	06/30/2017	06/30/2018	06/30/2017
Domestic								
Banco Itaú BBA S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial Institution	23.90%	23.67%	23.90%	23.67%
Banco Itaú (Suisse) S.A.		Swiss Franc	Switzerland	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan Peso	Uruguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian Peso	Colombia	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial Institution	36.06%	35.71%	36.06%	35.71%

c) Business development Citibank’s Retail Operations On October 08, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795. The operation was structured in three phases: i. Acquisition of retail operations, cards and insurance brokerage on October 31, 2017; st ii. Acquisition of securities brokerage on December 1 , 2017; iii. Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017. The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629. Gestora de Inteligência de Crédito On January 21, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities. Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital. After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method. Itaú CorpBanca On January 29, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca (CORPBANCA) and its controlling stockholders (CORP GROUP), establishing the terms and conditions of the merger of operations of BIC and CORPBANCA in Chile and in the other jurisdictions in which CORPBANCA operates. st The parties closed the operation on April 1 , 2016, when they had full conditions for the corporate reorganization process. The operation was consummated by means of: i. Increase in BIC’ capital in the amount of R$ 2,308,917 concluded on March 22, 2016; ii. Merger of BIC into CORPBANCA, with the cancellation of BIC’s shares and issue of new shares by CORPBANCA, at the rate of 80,240 shares of CORPBANCA for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca (ITAÚ CORPBANCA), are 33.58% for ITAÚ UNIBANCO HOLDING PRUDENTIAL and 33.13% for CORP GROUP. st The ITAÚ CORPBANCA is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING PRUDENTIAL. On the same date, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING PRUDENTIAL and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING PRUDENTIAL will be entitled to appoint the majority of members elected by this block. ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAÚ CORPBANCA’s capital: c) Business development Citibank’s Retail Operations On October 08, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795. The operation was structured in three phases: i. Acquisition of retail operations, cards and insurance brokerage on October 31, 2017; st ii. Acquisition of securities brokerage on December 1 , 2017; iii. Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017. The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629. Gestora de Inteligência de Crédito On January 21, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities. Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital. After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method. Itaú CorpBanca On January 29, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca (CORPBANCA) and its controlling stockholders (CORP GROUP), establishing the terms and conditions of the merger of operations of BIC and CORPBANCA in Chile and in the other jurisdictions in which CORPBANCA operates. st The parties closed the operation on April 1 , 2016, when they had full conditions for the corporate reorganization process. The operation was consummated by means of: i. Increase in BIC’ capital in the amount of R$ 2,308,917 concluded on March 22, 2016; ii. Merger of BIC into CORPBANCA, with the cancellation of BIC’s shares and issue of new shares by CORPBANCA, at the rate of 80,240 shares of CORPBANCA for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca (ITAÚ CORPBANCA), are 33.58% for ITAÚ UNIBANCO HOLDING PRUDENTIAL and 33.13% for CORP GROUP. st The ITAÚ CORPBANCA is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING PRUDENTIAL. On the same date, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING PRUDENTIAL and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING PRUDENTIAL will be entitled to appoint the majority of members elected by this block. ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAÚ CORPBANCA’s capital:

· On October 26, 2016 – 10,908,002,836 shares (2.13%) for the amount of R$ 288,108, then holding 35.71%; and · On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,624, then holding 36.06%. Said acquisitions gave rise to a repurchase option to CORP GROUP with a 5-year term counted as from each exercised option, being the first one until June 13, 2021 and the second one until August 4, 2022, pursuant to the shareholders’ agreement entered into between ITAÚ UNIBANCO HOLDING PRUDENTIAL st and CORP GROUP and affiliates, on April 1 , 2016. · On October 26, 2016 – 10,908,002,836 shares (2.13%) for the amount of R$ 288,108, then holding 35.71%; and · On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,624, then holding 36.06%. Said acquisitions gave rise to a repurchase option to CORP GROUP with a 5-year term counted as from each exercised option, being the first one until June 13, 2021 and the second one until August 4, 2022, pursuant to the shareholders’ agreement entered into between ITAÚ UNIBANCO HOLDING PRUDENTIAL st and CORP GROUP and affiliates, on April 1 , 2016.

Note 3 – Requirements regarding capital and fixed asset limits

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of the Central Bank of Brazil (BACEN), which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and compulsory deposit requirements, thereby requiring banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, both the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP) issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

Further details on the Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which are not an integral part of the financial statements, can be found on the website www.itau.com.br/investor-relations Corporate Governance / Risk and Capital Management – Pillar 3.

a) Capital Requirements in Place and in Progress

ITAÚ UNIBANCO HOLDING CONSOLIDATED's minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING CONSOLIDATED to use market risk internal models to determine the total amount of regulatory capital (RWA_{MINT}), replacing the RWA_{MPAD} portion, as set forth in BACEN Circular nº 3,646.

From January 1, 2018 to December 31, 2018, the minimum capital ratio required is 8.625%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-weighted assets.

Schedule for Basel III implementation	As from January 1st		
	2017	2018	2019 [(2)]
Common Equity Tier I	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%
Total capital	**9.25%**	**8.625%**	**8.0%**
Additional Common Equity Tier I (ACP)	**1.50%**	**2.375%**	**3.5%**
ACPconservation	1.25%	1.875%	2.5%
ACPcountercyclical [(1)]	0%	0%	0%
ACPsystemic	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	**6.0%**	**6.875%**	**8.0%**
Total capital + ACP	**10.75%**	**11.0%**	**11.5%**
Prudential adjustment deductions	**80%**	**100%**	**100%**

(1) $ACP_{Countercyclical}$ is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 30,371, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

(2) Petition valid after of January 1st, 2019.

Additionally, in March 2015, Circular nº 3,751, of March 19, 2015, of the BACEN came into force, it provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, "Corporate Governance" section, "Global Systemically Important Banks".

In March 2017, Additional Common Equity Tier I Capital of systemic importance ($ACP_{Systemic}$) went into effect, regulated by BACEN Circular nº 3,768, of October 29, 2015. The purpose of $ACP_{Systemic}$ is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of $ACP_{Systemic}$ associates the system importance, represented by the institution's total exposure, with the Gross Domestic Product (GDP).

Further details on $ACP_{Systemic}$, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, "Corporate Governance" / Risk and Capital Management – Pillar 3.

b) Capital management governance

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING CONSOLIDATED's capital and it is responsible for approving the institutional capital management policy and guidelines for the institution's capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED's capital.

The "Public Access Report – Capital Management", which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c) Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

- Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
- Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
- Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Reference Equity	**06/30/2018**	**06/30/2017**
Stockholders' equity of Itaú Unibanco Holding S.A. (Consolidated)	121,757,711	118,379,456
Non-controlling interests	13,166,959	11,745,788
Changes in Subsidiaries´ Interests in Capital Transactions	809,572	2,150,240
Consolidated stockholders' equity (BACEN)	**135,734,242**	**132,275,484**
Common Equity Tier I prudential adjustments	(25,276,903)	(18,459,368)
Common Equity Tier I	**110,457,339**	**113,816,116**
Instruments Eligible to Comprise Additional Tier	7,663,805	0
Additional Tier I Prudential Adjustments	82,021	49,446
Additional Tier I Capital	**7,745,826**	**49,446**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**118,203,165**	**113,865,562**
Instruments Eligible to Comprise Tier II	15,778,051	19,722,563
Tier II prudential adjustments	91,133	65,928
Tier II	**15,869,184**	**19,788,491**
Reference Equity (Tier I + Tier II)	**134,072,349**	**133,654,053**

d) Risk-Weighted Assets (RWA)

According to CMN Resolution nº. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach;

RWA_{MINT} = portion related to capital required for market risk, compose of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWA_{OPAD} =portion related to capital required for operational risk, calculated based on the standardized approach.

The table below shows the amounts of risk weighted assets for Credit Risk (RWA_{CPAD}):

	06/30/2018 (1)	06/30/2017
Risk exposures		
Exposure Weighted by Credit Risk (RWA_{CPAD})	**685,245,315**	**642,616,355**
a) Per Weighting Factor (FPR):		
FPR at 2%	128,452	203,693
FPR at 4%	247,503	-
FPR at 10%	314,633	-
FPR at 20%	7,337,930	7,005,351
FPR at 35%	16,621,540	13,114,680
FPR at 50%	48,365,652	44,900,790
FPR at 75%	150,817,311	137,414,645
FPR at 85%	72,244,199	88,141,327
FPR at 100%	331,648,267	305,162,634
FPR at 250%	41,421,502	32,718,795
FPR at 300%	-	4,407,893
FPR up to 1250%(2)	2,067,571	3,547,039
Derivatives - Changes in the Counterparty Credit Quality	4,766,036	5,999,508
Default Funds(3)	3,071	-
Securities (4)	9,261,648	-
b) Per Type:	**685,245,315**	**642,616,355**
Marketable securities	37,929,878	43,523,940
Loan operations – Retail	117,128,373	109,075,216
Loan operations – Non-retail	256,661,940	237,793,998
Joint Liabilities - Retail	149,219	186,221
Joint Liabilities - Non-Retail	45,261,996	44,901,854
Loan commitments – Retail	33,499,411	28,147,213
Loan commitments – Non-retail	10,870,987	8,977,310
Derivatives – Future potential gain (5)	4,294,222	5,669,189
Agency Transition	2,912,141	-
Other exposures	176,537,148	164,341,414

(1) As from the 4th quarter of 2017, retail business in Brazil of Citibank started to be fully consolidated in the financial statement of Itaú Unibanco.

(2) Considers the application of "F"» factor required by article 29 of BACEN Circular 3.644.

(3) As from the 1st quarter of 2018, balances related to Default Funds are being weighted in accordance with the calculation established in Art. 20-A of Circular 3.644 (amended by Circular 3.849), replacing FPR of 1250%.

(4) As from the 1st quarter of 2018, part of the balances related to Securitization are being weighted in accordance with the calculation established in Circular 3.848.

(5) Balances of Derivatives – Future Potential Gain are distributed into their respective FPRs.

The table below presents the market risk weighted assets (RWA_{MINT})

Composition of Market Risk-Weighted Assets (RWA_{MINT})

	06/30/2018(1)	06/30/2017(2)
Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$)	**31,268,579**	**30,499,541**
Operations subject to interest rate variation	**28,039,607**	**28,682,155**
Fixed rate denominated in reais	3,469,107	4,373,818
Foreign exchange coupons	18,613,852	17,706,588
Price index coupon	5,956,647	6,601,746
Interest rate coupon	1	3
Operations subject to commodity price variation	**854,249**	**331,241**
Operations subject to stock price variation	**355,444**	**272,856**
Operations subject to risk exposures in gold, foreign currency and foreign	**2,019,279**	**1,213,289**
Minimum Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$) (1) (2) (a)	**25,014,863**	**27,449,587**
Market Risk Weighted Assets calculated based on internal methodology (b)	**18,593,453**	**22,630,423**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	**(6,253,716)**	**(3,049,954)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**25,014,863**	**27,449,587**

(1) Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 20% of the standard model.

(2) Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 10% of the standard model.

At June 30, 2018, RWA_{MINT} totaled R$ 25,014,863, which corresponds to 80% of RWA_{MPAD}, higher than the capital calculated at internal models, which totaled R$ 18,593,453.

The table below presents the composition of the operational risk weighted assets (RWA_{OPAD}):

	06/30/2018	06/30/2017
Operational Risk-Weighted Assets (RWA_{OPAD})	**70,467,968**	**54,417,146**
Retail	12,789,549	11,252,291
Commercial	26,375,036	24,549,209
Corporate finance	2,799,191	2,581,300
Negotiation and sales	10,013,515	4,135,005
Payments and settlements	8,195,799	3,667,021
Financial agent services	4,279,591	3,729,326
Asset management	5,994,084	4,487,685
Retail brokerage	21,203	15,309

e) Capital Adequacy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, the institution maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	06/30/2018	06/30/2017
Tier I	**118,203,165**	**113,865,562**
Common Equity Tier I	110,457,339	113,816,116
Additional Tier I Capital	7,745,826	49,446
Tier II	**15,869,184**	**19,788,491**
Deductions	-	-
Reference Equity	**134,072,349**	**133,654,053**
Minimum Referential Equity Required	**67,337,802**	**67,014,686**
Surplus Capital in relation to the Minimum Referential Equity Required	**66,734,547**	**66,639,367**
Additional Common Equity Tier I Required ($ACP_{Required}$)	**18,542,293**	**10,867,246**
Reference equity calculated for covering the interest rate risk of operations not classified in the trading portfolio (RBAN)	**2,387,642**	**2,366,093**

The table below shows the Basel and Fixed Asset Ratios:

	06/30/2018	06/30/2017
Basel Ratio	**17.2%**	**18.4%**
Tier I	15.1%	15.7%
Common Equity Tier I	14.1%	15.7%
Additional Tier I Capital	1.0%	0.0%
Tier II	2.0%	2.7%
Fixed Asset Ratio	**21.4%**	**24.0%**
Surplus Capital in Relation to Fixed Assets	38,331,944	34,772,638

f) Capital for insurance activity

In December 2017, the National Council of Private Insurance (CNSP) issued CNSP Resolution nº. 321 and subsequent changes reported at Resolutions 343 and 360, which, among other things, addresses the minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

Note 4 – Summary of the main accounting practices a) Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days. b) Interbank investments, Remunerated restricted credits – Brazilian Central Bank, Remunerated deposits, Deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, Borrowing and onlending, Subordinated debt and Other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; · Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded, adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity; · Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses. d) Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature: · Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. · Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the Statement of Income. Note 4 – Summary of the main accounting practices a) Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days. b) Interbank investments, Remunerated restricted credits – Brazilian Central Bank, Remunerated deposits, Deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, Borrowing and onlending, Subordinated debt and Other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; · Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded, adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity; · Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses. d) Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature: · Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. · Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the Statement of Income.

· Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are: · Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; · Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model. g) Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods. st From January 1 , 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the option provided for in BACEN Circular No. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts st for local correspondents in connection with transactions originated after January 1 , 2017 will be fully recorded as expenses for the period. h) Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards. i) Fixed assets - As provided for in CMN Resolution No. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset. j) Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING PRUDENTIAL, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution No. 4,534, of November 24, 2016. It is composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and · Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are: · Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; · Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model. g) Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods. st From January 1 , 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the option provided for in BACEN Circular No. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts st for local correspondents in connection with transactions originated after January 1 , 2017 will be fully recorded as expenses for the period. h) Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards. i) Fixed assets - As provided for in CMN Resolution No. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset. j) Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING PRUDENTIAL, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution No. 4,534, of November 24, 2016. It is composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and

(iii) software and customer portfolios, amortized over terms varying from five to ten years. l) Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non- recoverable value. This procedure is adopted semiannually. m) Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010. I - Contingent assets and liabilities Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events: · Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability; · Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts. Escrow deposits are restated in accordance with the current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. II - Legal liabilities – tax and social security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion. Liabilities and related escrow deposits are adjusted in accordance with the current legislation. n) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an st amount sufficient to cover any probable losses over the whole guarantee period. As of January 1 , 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution No. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity. o) Taxes - these provisions are calculated in accordance with to current legislation at the rates shown below, using the related calculation bases. Income tax 15.00% Additional income tax 10.00% (1) 20.00% Social contribution (2) 0.65% PIS (2) 4.00% COFINS ISS up to 5.00% (1) On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.(iii) software and customer portfolios, amortized over terms varying from five to ten years. l) Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non- recoverable value. This procedure is adopted semiannually. m) Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010. I - Contingent assets and liabilities Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events: · Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability; · Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts. Escrow deposits are restated in accordance with the current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. II - Legal liabilities – tax and social security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion. Liabilities and related escrow deposits are adjusted in accordance with the current legislation. n) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an st amount sufficient to cover any probable losses over the whole guarantee period. As of January 1 , 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution No. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity. o) Taxes - these provisions are calculated in accordance with to current legislation at the rates shown below, using the related calculation bases. Income tax 15.00% Additional income tax 10.00% (1) 20.00% Social contribution (2) 0.65% PIS (2) 4.00% COFINS ISS up to 5.00% (1) On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

p) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. q) Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. The following amounts are recognized in the Consolidated Statement of Income: · current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period; · interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects. Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as an expenses when due. Other post-employment benefit obligations Certain companies that merged into ITAÚ UNIBANCO HOLDING PRUDENTIAL over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING PRUDENTIAL is contractually committed to maintaining these benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling. Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service and gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Asset Valuation adjustments in the period in which they occur. s) Foreign currency translation I- Functional and presentation currency The Consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING PRUDENTIAL defined the functional currency, as provided for in CVM Resolution Nº 4,524, of September 29, 2016. The assets and liabilities of subsidiaries are translated as follows: p) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. q) Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. The following amounts are recognized in the Consolidated Statement of Income: · current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period; · interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects. Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as an expenses when due. Other post-employment benefit obligations Certain companies that merged into ITAÚ UNIBANCO HOLDING PRUDENTIAL over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING PRUDENTIAL is contractually committed to maintaining these benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling. Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service and gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Asset Valuation adjustments in the period in which they occur. s) Foreign currency translation I- Functional and presentation currency The Consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING PRUDENTIAL defined the functional currency, as provided for in CVM Resolution Nº 4,524, of September 29, 2016. The assets and liabilities of subsidiaries are translated as follows:

· Assets and liabilities are translated at the closing rate at the balance sheet date; · Income and expenses are translated at monthly average exchange rates. Equity in the earnings of subsidiaries abroad is recognized as follows: · For those with functional currency equal to Real: Income for the period: · For those with functional currency equal to Real: a) Income for the period; Portion related to the subsidiary’s effective income; and b) Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects. II - Foreign Currency Transactions Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments. For subsidiaries abroad with functional currency equal to Real, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING PRUDENTIAL for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date. · Assets and liabilities are translated at the closing rate at the balance sheet date; · Income and expenses are translated at monthly average exchange rates. Equity in the earnings of subsidiaries abroad is recognized as follows: · For those with functional currency equal to Real: Income for the period: · For those with functional currency equal to Real: a) Income for the period; Portion related to the subsidiary’s effective income; and b) Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects. II - Foreign Currency Transactions Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments. For subsidiaries abroad with functional currency equal to Real, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING PRUDENTIAL for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date.

Note 5 - Cash and cash equivalents For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING PRUDENTIAL are composed of the following: 06/30/2018 06/30/2017 Cash and cash equivalents 25,237,355 22,575,276 3,207,000 20,207,857 Interbank deposits Securities purchased under agreements to resell – Funded position 40,958,513 23,467,725 69,402,868 66,250,858 TotalNote 5 - Cash and cash equivalents For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING PRUDENTIAL are composed of the following: 06/30/2018 06/30/2017 Cash and cash equivalents 25,237,355 22,575,276 3,207,000 20,207,857 Interbank deposits Securities purchased under agreements to resell – Funded position 40,958,513 23,467,725 69,402,868 66,250,858 Total

Note 6 - Interbank investments

	06/30/2018						06/30/2017	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	**136,246,521**	**84,893,378**	**26,404,713**	**287,706**	**247,832,318**	**91.3**	**255,074,341**	**89.9**
Funded position [(1)]	32,132,800	10,960,665	3,302,486	287,706	46,683,657	17.2	42,719,025	15.1
Financed position	102,766,322	52,310,410	2,908,611	-	157,985,343	58.2	179,557,029	63.2
With free movement	24,197,999	31,088,395	2,908,611	-	58,195,005	21.4	13,799,360	4.8
Without free movement	78,568,323	21,222,015	-	-	99,790,338	36.8	165,757,669	58.4
Short position	1,347,399	21,622,303	20,193,616	-	43,163,318	15.9	32,798,287	11.6
Interbank deposits [(2)]	**16,120,896**	**4,428,881**	**2,209,285**	**969,645**	**23,728,707**	**8.7**	**28,713,141**	**10.1**
Total	**152,367,417**	**89,322,259**	**28,613,998**	**1,257,351**	**271,561,025**	**100.0**	**283,787,482**	**100.0**
% per maturity term	56.1	32.9	10.5	0.5	100.0			
Total at 06/30/2017	**219,208,841**	**62,033,466**	**996,604**	**1,548,571**	**283,787,482**			
% per maturity term	77.2	21.9	0.4	0.5	100.0			

(1) Includes R$ 3,684,112 (R$ 3,574,712 at 06/30/2017) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN);

(2) Includes R$ 11,983,038 related to Compulsory Deposits with Central Banks of other countries.

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	06/30/2018											06/30/2017
	Cost	Adjustment to market value reflected in: Results	Adjustment to market value reflected in: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	**143,902,325**	**(536,866)**	**(417,843)**	**142,947,616**	**55.8**	**743,225**	**9,972,181**	**944,740**	**8,305,781**	**11,383,451**	**111,598,238**	**123,052,804**
Financial treasury bills	33,496,792	(703)	(18)	33,496,071	13.1	-	1,514,917	-	905,714	1,053,781	30,021,659	33,643,519
National treasury bills	25,586,536	(218,774)	45,466	25,413,228	9.9	727,157	-	920,708	1,244,111	8,019,904	14,501,348	28,793,901
National treasury notes	49,491,728	(419,296)	33,564	49,105,996	19.1	10,178	8,452,046	24,011	3,385,621	138,869	37,095,271	30,501,386
National treasury/securitization	186,510	(230)	18,007	204,287	0.1	54	92	21	74	173	203,873	226,520
Brazilian external debt bonds	35,140,759	102,137	(514,862)	34,728,034	13.6	5,836	5,126	-	2,770,261	2,170,724	29,776,087	29,887,478
Government securities - abroad	**30,397,268**	**16,125**	**(103,942)**	**30,309,451**	**11.9**	**2,874,826**	**1,858,909**	**4,530,509**	**3,983,899**	**6,719,996**	**10,341,312**	**23,124,634**
Argentina	475,035	16,659	(697)	490,997	0.2	100,379	173,280	120,561	26,843	1,741	68,193	1,516,305
Chile	9,584,609	(188)	(12,435)	9,571,986	3.7	940,217	709,310	26,232	35,467	1,947,376	5,913,384	5,875,588
Colombia	7,855,384	(155)	9,043	7,864,272	3.1	44,225	555,671	230,833	656,072	2,632,034	3,745,437	3,761,311
Korea	1,442,735	-	-	1,442,735	0.6	-	-	1,442,735	-	-	-	2,954,496
Denmark	492,413	-	-	492,413	0.2	-	-	492,413	-	-	-	2,281,906
Spain	3,081,582	-	(1)	3,081,581	1.2	863,110	-	671,476	316,525	1,230,470	-	2,940,948
United States	2,148,500	33	(23,765)	2,124,768	0.8	366,314	-	-	913,037	401,067	444,350	1,664,761
Mexico	2,735,591	(75)	(658)	2,734,858	1.1	421,124	375,436	1,048,748	856,971	25	32,554	9,489
Paraguay	1,656,816	(62)	(74,539)	1,582,215	0.6	13,018	13,167	395,512	734,197	425,116	1,205	1,709,521
Peru	12,091	(7)	-	12,084	0.0	-	-	-	-	-	12,084	-
Uruguay	912,249	(80)	(890)	911,279	0.4	126,439	32,045	101,999	444,787	82,136	123,873	409,587
Other	263	-	-	263	0.0	-	-	-	-	31	232	722
Corporate securities	**56,780,978**	**(504,562)**	**(1,231,229)**	**55,045,187**	**21.5**	**6,606,458**	**1,674,954**	**1,970,376**	**4,884,442**	**9,444,077**	**30,464,880**	**52,895,031**
Shares	4,112,182	(468,488)	32,307	3,676,001	1.4	3,676,001	-	-	-	-	-	2,510,156
Rural product note	3,912,565	-	(23,566)	3,888,999	1.5	163,590	312,222	221,654	545,903	294,088	2,351,542	1,526,962
Bank deposit certificates	308,812	(67)	(18)	308,727	0.1	272,923	8,017	-	26,403	-	1,384	572,071
Securitized real estate loans	13,355,593	149	(7,502)	13,348,240	5.2	371	-	38,498	455,410	133,661	12,720,300	15,613,744
Fund quotas	1,815,010	(15,754)	-	1,799,256	0.7	1,799,256	-	-	-	-	-	1,010,572
Credit rights	273,474	-	-	273,474	0.1	273,474	-	-	-	-	-	20,677
Fixed income	829,016	(24,983)	-	804,033	0.3	804,033	-	-	-	-	-	807,836
Variable income	712,520	9,229	-	721,749	0.3	721,749	-	-	-	-	-	182,059
Debentures	23,080,733	(2,424)	(1,182,733)	21,895,576	8.6	81,503	56,541	267,943	1,798,305	7,069,106	12,622,178	20,917,532
Eurobonds and others	6,717,974	(17,928)	(61,114)	6,638,932	2.6	99,154	715,659	755,605	1,719,639	1,262,513	2,086,362	7,066,793
Financial bills	671,846	(312)	(318)	671,216	0.3	280,751	104,712	94,029	137,789	53,935	-	640,515
Promissory notes	1,040,012	-	8,584	1,048,596	0.4	-	156,387	159,444	48,874	620,612	63,279	2,165,138
Other	1,766,251	262	3,131	1,769,644	0.7	232,909	321,416	433,203	152,119	10,162	619,835	871,548
Subtotal - securities	**231,080,571**	**(1,025,303)**	**(1,753,014)**	**228,302,254**	**89.2**	**10,224,509**	**13,506,044**	**7,445,625**	**17,174,122**	**27,547,524**	**152,404,430**	**199,072,469**
Trading securities	98,692,875	(1,025,303)	-	97,667,572	38.2	5,650,957	9,810,837	1,062,324	8,541,723	5,433,405	67,168,326	82,146,053
Available-for-sale securities	96,229,664	-	(1,753,014)	94,476,650	36.9	4,296,088	3,384,984	5,773,388	7,815,889	20,886,984	52,319,317	82,405,776
Held-to-maturity securities (*)	36,158,032	-	-	36,158,032	14.1	277,464	310,223	609,913	816,510	1,227,135	32,916,787	34,520,640
Derivative financial instruments	**18,273,231**	**9,433,057**	**-**	**27,706,288**	**10.8**	**7,747,008**	**2,603,033**	**1,833,437**	**4,199,483**	**2,984,993**	**8,338,334**	**18,960,400**
Total securities and derivative financial instruments (assets)	**249,353,802**	**8,407,754**	**(1,753,014)**	**256,008,542**	**100.0**	**17,971,517**	**16,109,077**	**9,279,062**	**21,373,605**	**30,532,517**	**160,742,764**	**218,032,869**
Derivative financial instruments (liabilities)	**(24,082,949)**	**(7,571,670)**	**-**	**(31,654,619)**	**100.0**	**(6,982,091)**	**(2,556,351)**	**(2,720,870)**	**(5,689,096)**	**(5,244,925)**	**(8,461,286)**	**(20,727,036)**

(*) Unrecorded adjustment to market value in the amount of R$ (117,241) (R$ (745,583) at 06/30/2017) according to Note 7e.

During the period ended June 30, 2018, ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized R$ 796,356 of impairment losses, of which R$ 676,803 of available-for-sale financial assets and R$ 119,553 of held-to-maturity assets. Net reversal loss totaled R$ 56,160 recorded in the statement of income in the heading "Securities and Derivative Financial Instruments".

b) Summary by portfolio

	06/30/2018						
		Restricted to					
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Total
Government securities - domestic	**53,437,626**	**45,479,048**	**31,200,753**	**4,621,790**	**8,208,399**	**-**	**142,947,616**
Financial treasury bills	24,400,181	5,248,075	-	3,637,124	210,691	-	33,496,071
National treasury bills	7,274,532	18,052,598	-	86,098	-	-	25,413,228
National treasury notes	18,465,300	22,178,375	-	464,613	7,997,708	-	49,105,996
National treasury/securitization	204,287	-	-	-	-	-	204,287
Brazilian external debt bonds	3,093,326	-	31,200,753	433,955	-	-	34,728,034
Government securities - abroad	**24,366,587**	**176,583**	**-**	**5,766,281**	**-**	**-**	**30,309,451**
Argentina	432,036	-	-	58,961	-	-	490,997
Chile	9,374,732	169,805	-	27,449	-	-	9,571,986
Colombia	4,234,888	-	-	3,629,384	-	-	7,864,272
Korea	788,205	-	-	654,530	-	-	1,442,735
Denmark	147,724	-	-	344,689	-	-	492,413
Spain	2,353,697	-	-	727,884	-	-	3,081,581
United States	1,808,918	-	-	315,850	-	-	2,124,768
Mexico	2,734,858	-	-	-	-	-	2,734,858
Paraguay	1,569,199	6,778	-	6,238	-	-	1,582,215
Peru	12,084	-	-	-	-	-	12,084
Uruguay	909,983	-	-	1,296	-	-	911,279
Other	263	-	-	-	-	-	263
Corporate securities	**42,821,024**	**8,105,184**	**275,955**	**3,843,024**	**-**	**-**	**55,045,187**
Shares	3,676,001	-	-	-	-	-	3,676,001
Rural product note	3,888,999	-	-	-	-	-	3,888,999
Bank deposit certificates	308,139	-	-	588	-	-	308,727
Securitized real estate loans	13,348,240	-	-	-	-	-	13,348,240
Fund quotas	1,736,294	-	-	62,962	-	-	1,799,256
Credit rights	273,474	-	-	-	-	-	273,474
Fixed income	741,071	-	-	62,962	-	-	804,033
Variable income	721,749	-	-	-	-	-	721,749
Debentures	10,031,940	8,105,184	-	3,758,452	-	-	21,895,576
Eurobonds and other	6,341,955	-	275,955	21,022	-	-	6,638,932
Financial bills	671,216	-	-	-	-	-	671,216
Promissory notes	1,048,596	-	-	-	-	-	1,048,596
Other	1,769,644	-	-	-	-	-	1,769,644
Subtotal - securities	**120,625,237**	**53,760,815**	**31,476,708**	**14,231,095**	**8,208,399**	**-**	**228,302,254**
Trading securities	56,731,954	28,603,012	462,151	4,417,216	7,453,239	-	97,667,572
Available-for-sale securities	50,556,711	21,464,518	11,886,387	9,813,874	755,160	-	94,476,650
Held-to-maturity securities	13,336,572	3,693,285	19,128,170	5	-	-	36,158,032
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**27,706,288**	**27,706,288**
Total securities and derivative financial instruments (assets)	**120,625,237**	**53,760,815**	**31,476,708**	**14,231,095**	**8,208,399**	**27,706,288**	**256,008,542**
Total securities and derivative financial instruments (assets) – 06/30/2017	**153,478,894**	**9,940,749**	**19,007,594**	**12,787,243**	**3,857,989**	**18,960,400**	**218,032,869**

(*) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2018										06/30/2017
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	**90,972,512**	**(536,866)**	**90,435,646**	**92.7**	**743,225**	**9,652,212**	**772,494**	**8,195,923**	**5,119,128**	**65,952,664**	**74,678,227**
Financial treasury bills	33,283,584	(703)	33,282,881	34.2	-	1,514,917	-	905,714	841,395	30,020,855	33,110,696
National treasury bills	14,626,689	(218,774)	14,407,915	14.8	727,157	-	748,494	1,244,111	4,103,114	7,585,039	13,622,592
National treasury notes	39,719,647	(419,296)	39,300,351	40.2	10,178	8,132,077	23,979	3,294,293	138,869	27,700,955	21,169,122
National treasury/securitization	798	(230)	568	0.0	54	92	21	74	173	154	1,072
Brazilian external debt bonds	3,341,794	102,137	3,443,931	3.5	5,836	5,126	-	2,751,731	35,577	645,661	6,774,745
Government securities - abroad	**1,163,228**	**16,125**	**1,179,353**	**1.1**	**127,101**	**147,580**	**127,342**	**237,531**	**177,955**	**361,844**	**3,349,809**
Argentina	446,430	16,659	463,089	0.5	100,379	145,372	120,561	26,843	1,741	68,193	1,516,082
Chile	208,949	(188)	208,761	0.2	-	-	-	2,247	59,741	146,773	176,785
Colombia	233,868	(155)	233,713	0.2	46	-	3,409	134,570	281	95,407	1,530,076
United States	116,134	33	116,167	0.1	-	-	-	-	116,167	-	79,595
Mexico	32,654	(75)	32,579	0.0	-	-	-	-	25	32,554	9,489
Paraguay	1,267	(62)	1,205	0.0	-	-	-	-	-	1,205	-
Peru	12,091	(7)	12,084	0.0	-	-	-	-	-	12,084	-
Uruguay	111,825	(80)	111,745	0.1	26,676	2,208	3,372	73,871	-	5,618	37,271
Other	10	-	10	0.0	-	-	-	-	-	10	511
Corporate securities	**6,557,135**	**(504,562)**	**6,052,573**	**6.2**	**4,780,631**	**11,045**	**162,488**	**108,269**	**136,322**	**853,818**	**4,118,017**
Shares	3,697,810	(468,488)	3,229,322	3.3	3,229,322	-	-	-	-	-	1,938,036
Bank deposit certificates	64,963	(67)	64,896	0.1	46,090	8,017	-	10,789	-	-	83,737
Securitized real estate loans	34,354	149	34,503	0.0	-	-	-	-	-	34,503	34,203
Fund quotas	1,511,130	(15,754)	1,495,376	1.5	1,495,376	-	-	-	-	-	837,297
Credit rights	273,474	-	273,474	0.3	273,474	-	-	-	-	-	20,677
Fixed income	525,136	(24,983)	500,153	0.5	500,153	-	-	-	-	-	634,561
Variable income	712,520	9,229	721,749	0.7	721,749	-	-	-	-	-	182,059
Debentures	318,307	(2,424)	315,883	0.3	-	1,908	994	9,731	56,587	246,663	412,200
Eurobonds and other	813,099	(17,928)	795,171	0.8	-	-	159,771	58,862	42,461	534,077	758,270
Financial bills	62,878	(312)	62,566	0.1	9,843	1,120	-	24,491	27,112	-	-
Other	54,594	262	54,856	0.1	-	-	1,723	4,396	10,162	38,575	54,274
Total	**98,692,875**	**(1,025,303)**	**97,667,572**	**100.0**	**5,650,957**	**9,810,837**	**1,062,324**	**8,541,723**	**5,433,405**	**67,168,326**	**82,146,053**
% per maturity term					5.8	10.0	1.1	8.7	5.6	68.8	
Total – 06/30/2017	**81,739,154**	**406,899**	**82,146,053**	**100.0**	**6,822,217**	**1,051,313**	**1,518,324**	**4,362,572**	**14,799,920**	**53,591,707**	
% per maturity term					8.3	1.3	1.8	5.3	18.0	65.3

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2018										06/30/2017
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	**30,092,786**	**(417,843)**	**29,674,943**	**31.4**	**-**	**319,969**	**172,246**	**109,858**	**5,170,880**	**23,901,990**	**28,445,883**
Financial treasury bills	213,208	(18)	213,190	0.2	-	-	-	-	212,386	804	532,823
National treasury bills	7,252,358	45,466	7,297,824	7.7	-	-	172,214	-	3,916,790	3,208,820	6,480,937
National treasury notes	9,772,081	33,564	9,805,645	10.4	-	319,969	32	91,328	-	9,394,316	9,332,264
National treasury/securitization	185,712	18,007	203,719	0.2	-	-	-	-	-	203,719	225,448
Brazilian external debt bonds	12,669,427	(514,862)	12,154,565	12.9	-	-	-	18,530	1,041,704	11,094,331	11,874,411
Government securities - abroad	**28,795,661**	**(103,942)**	**28,691,719**	**30.3**	**2,703,546**	**1,711,329**	**4,237,291**	**3,532,991**	**6,542,010**	**9,964,552**	**19,333,854**
Argentina	28,605	(697)	27,908	0.0	-	27,908	-	-	-	-	223
Chile	9,375,660	(12,435)	9,363,225	9.9	940,217	709,310	26,232	33,220	1,887,635	5,766,611	5,698,803
Colombia	7,198,084	9,043	7,207,127	7.6	-	555,671	61,548	308,125	2,631,753	3,650,030	1,803,018
Korea	1,442,735	-	1,442,735	1.5	-	-	1,442,735	-	-	-	2,954,496
Denmark	492,413	-	492,413	0.5	-	-	492,413	-	-	-	2,281,906
Spain	3,081,582	(1)	3,081,581	3.3	863,110	-	671,476	316,525	1,230,470	-	2,940,948
United States	2,032,366	(23,765)	2,008,601	2.1	366,314	-	-	913,037	284,900	444,350	1,585,166
Mexico	2,702,937	(658)	2,702,279	2.9	421,124	375,436	1,048,748	856,971	-	-	-
Paraguay	1,655,549	(74,539)	1,581,010	1.7	13,018	13,167	395,512	734,197	425,116	-	1,709,521
Uruguay	785,508	(890)	784,618	0.8	99,763	29,837	98,627	370,916	82,136	103,339	359,586
Other	222	-	222	0.0	-	-	-	-	-	222	187
Corporate securities	**37,341,217**	**(1,231,229)**	**36,109,988**	**38.3**	**1,592,542**	**1,353,686**	**1,363,851**	**4,173,040**	**9,174,094**	**18,452,775**	**34,626,039**
Shares	414,372	32,307	446,679	0.5	446,679	-	-	-	-	-	572,120
Rural product note	3,912,565	(23,566)	3,888,999	4.1	163,590	312,222	221,654	545,903	294,088	2,351,542	1,526,962
Bank deposit certificate	243,844	(18)	243,826	0.3	226,828	-	-	15,614	-	1,384	488,330
Securitized real estate loans	1,539,461	(7,502)	1,531,959	1.6	-	-	-	-	-	1,531,959	1,992,006
Fund quotas	303,880	-	303,880	0.3	303,880	-	-	-	-	-	173,275
Debentures	22,762,426	(1,182,733)	21,579,693	22.9	81,503	54,633	266,949	1,788,574	7,012,519	12,375,515	20,505,332
Eurobonds and other	5,901,827	(61,114)	5,840,713	6.2	99,154	715,659	595,834	1,660,777	1,220,052	1,549,237	6,294,679
Financial bills	608,968	(318)	608,650	0.6	270,908	103,592	94,029	113,298	26,823	-	640,515
Promissory notes	1,040,012	8,584	1,048,596	1.1	-	156,387	159,444	48,874	620,612	63,279	2,165,138
Other	613,862	3,131	616,993	0.7	-	11,193	25,941	-	-	579,859	267,682
Total	**96,229,664**	**(1,753,014)**	**94,476,650**	**100.0**	**4,296,088**	**3,384,984**	**5,773,388**	**7,815,889**	**20,886,984**	**52,319,317**	**82,405,776**
% per maturity term					**4.5**	**3.6**	**6.1**	**8.3**	**22.1**	**55.4**	
Total – 06/30/2017	**82,797,404**	**(391,628)**	**82,405,776**	**100.0**	**2,311,640**	**1,836,518**	**4,550,495**	**7,040,142**	**15,621,392**	**51,045,589**	
% per maturity term					**2.8**	**2.2**	**5.5**	**8.5**	**19.0**	**62.0**

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2018, not considered in results, is an impairment loss of R$ 398,502 (R$ 461,653 at 06/30/2017).

	06/30/2018									06/30/2017	
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic	**22,837,027**	**63.2**	**-**	**-**	**-**	**-**	**1,093,443**	**21,743,584**	**22,196,334**	**19,928,694**	**20,366,067**
National treasury bills	3,707,489	10.3	-	-	-	-	-	3,707,489	3,688,010	8,690,372	8,828,914
Brazilian external debt bonds	19,129,538	52.9	-	-	-	-	1,093,443	18,036,095	18,508,324	11,238,322	11,537,153
Government securities - abroad	**438,379**	**1.2**	**44,179**	**-**	**165,876**	**213,377**	**31**	**14,916**	**435,423**	**440,971**	**446,545**
Colombia	423,432	1.2	44,179	-	165,876	213,377	-	-	414,610	428,217	427,957
Uruguay	14,916	0.0	-	-	-	-	-	14,916	20,812	12,730	18,586
Other	31	0.0	-	-	-	-	31	-	1	24	2
Corporate securities	**12,882,626**	**35.6**	**233,285**	**310,223**	**444,037**	**603,133**	**133,661**	**11,158,287**	**13,409,034**	**14,150,975**	**14,453,611**
Bank deposit certificate	5	0.0	5	-	-	-	-	-	5	4	4
Securitized real estate loans	11,781,778	32.6	371	-	38,498	455,410	133,661	11,153,838	12,308,186	13,587,535	13,890,254
Eurobonds and other	3,048	0.0	-	-	-	-	-	3,048	3,048	13,844	13,761
Other	1,097,795	3.0	232,909	310,223	405,539	147,723	-	1,401	1,097,795	549,592	549,592
Total (1)	**36,158,032**	**100.0**	**277,464**	**310,223**	**609,913**	**816,510**	**1,227,135**	**32,916,787**	**36,040,791**	**34,520,640**	**35,266,223**
% per maturity term			0.8	0.9	1.7	2.2	3.4	91.0			
Total – 06/30/2017	**34,520,640**	**100.0**	**231,187**	**378,088**	**342,519**	**9,007,520**	**2,779,776**	**21,781,550**	**35,266,223**		
% per maturity term			0.7	1.1	1.0	26.1	8.0	63.1			

(1) In order to reflect the current risk management strategy, in the period ended 06/30/2018, ITAU UNIBANCO HOLDING PRUDENTIAL changed the classification of Government Securities – Brazil, being R$ 3,707,489 for Available-for-Trading Securities and R$ 8,678,270 for Available-for-Sale Securities.

f) Derivative financial Instruments The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations. The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios. Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client. The derivative transactions carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries with clients are neutralized in order to eliminate market risks. The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3 or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges. The main risk factors of the derivatives, assumed at 06/30/2018, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations. Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation. For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation. The total value of margins pledged in guarantee was R$ 12,514,240 (R$ 7,089,954 at 06/30/2017) and was basically composed of government securities. f) Derivative financial Instruments The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations. The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios. Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client. The derivative transactions carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries with clients are neutralized in order to eliminate market risks. The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3 or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges. The main risk factors of the derivatives, assumed at 06/30/2018, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations. Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation. For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation. The total value of margins pledged in guarantee was R$ 12,514,240 (R$ 7,089,954 at 06/30/2017) and was basically composed of government securities.

I - Derivatives summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2018										06/30/2017
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset											
Futures	-	-	-	0.0	-	-	-	-	-	-	132,025
Swaps - adjustment receivable	4,046,541	6,718,984	10,765,525	38.9	100,523	336,053	186,282	1,174,325	1,535,906	7,432,436	8,915,351
Option premiums	3,630,641	1,871,974	5,502,615	19.9	734,260	744,104	822,764	1,680,735	1,094,306	426,446	3,145,700
Forwards (onshore)	5,842,459	5,351	5,847,810	21.1	5,172,107	396,920	134,865	143,196	722	-	3,913,608
Credit derivatives	81,900	63,803	145,703	0.5	-	538	2,744	2,576	8,967	130,878	254,233
NDF - Non Deliverable Forward	4,498,578	183,240	4,681,818	16.9	1,316,791	1,120,774	676,017	1,179,491	321,594	67,151	2,399,228
Target flow of swap	5,809	62,363	68,172	0.2	1,311	-	-	10,608	-	56,253	29,038
Other derivative financial instruments	167,303	527,342	694,645	2.5	422,016	4,644	10,765	8,552	23,498	225,170	171,217
Total	**18,273,231**	**9,433,057**	**27,706,288**	**100.0**	**7,747,008**	**2,603,033**	**1,833,437**	**4,199,483**	**2,984,993**	**8,338,334**	**18,960,400**
% per maturity term					28.0	9.3	6.6	15.2	10.8	30.1	
Total – 06/30/2017	**15,109,719**	**3,850,681**	**18,960,400**	**100.0**	**5,446,457**	**1,048,234**	**1,481,391**	**2,150,225**	**2,134,892**	**6,699,201**	
% per maturity term					28.8	5.5	7.8	11.3	11.3	35.3	

	06/30/2018										06/30/2017
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities											
Swaps - difference payable	(10,804,253)	(5,688,714)	(16,492,967)	52.2	(186,879)	(817,003)	(1,234,281)	(2,700,860)	(4,079,827)	(7,474,117)	(12,373,366)
Option premiums	(3,230,848)	(1,717,753)	(4,948,601)	15.6	(853,931)	(519,510)	(762,340)	(1,680,535)	(817,362)	(314,923)	(2,360,210)
Forwards (onshore)	(4,849,077)	(6,193)	(4,855,270)	15.4	(4,853,711)	(859)	(667)	(33)	-	-	(3,025,675)
Credit derivatives	(111,514)	(27,663)	(139,177)	0.4	-	(76)	(52)	(716)	(4,372)	(133,961)	(183,822)
NDF - Non Deliverable Forward	(5,003,652)	(39,591)	(5,043,243)	15.9	(1,084,655)	(1,214,378)	(702,222)	(1,284,154)	(333,955)	(423,879)	(2,443,370)
Target flow of swap - Companies	(70,724)	(4,951)	(75,675)	0.2	(2,093)	-	-	(16,360)	-	(57,222)	(281,397)
Other derivative financial instruments	(12,881)	(86,805)	(99,686)	0.3	(822)	(4,525)	(21,308)	(6,438)	(9,409)	(57,184)	(59,196)
Total	**(24,082,949)**	**(7,571,670)**	**(31,654,619)**	**100.0**	**(6,982,091)**	**(2,556,351)**	**(2,720,870)**	**(5,689,096)**	**(5,244,925)**	**(8,461,286)**	**(20,727,036)**
% per maturity term					22.1	8.1	8.6	18.0	16.5	26.7	
Total – 06/30/2017	**(18,656,954)**	**(2,070,082)**	**(20,727,036)**	**100.0**	**(4,195,008)**	**(1,062,378)**	**(1,348,488)**	**(1,682,807)**	**(4,194,863)**	**(8,243,492)**	
% per maturity term					20.2	5.1	6.5	8.1	20.2	39.9	

The result of derivative financial instruments in the period totals R$ (1,861,146) (R$ 1,994,356 em 06/30/2017).

II - Derivatives by index Balance sheet account Adjustment to market value Memorandum account / receivable / (received) (in results / stockholders' Market value Notional amount (payable) paid equity) 06/30/2018 06/30/2017 06/30/2018 06/30/2018 06/30/2018 06/30/2017 Futures contracts 670,609,906 547,494,974 - - - 132,025 Purchase commitments 372,260,551 207,685,277 - - - 132,025 Shares 13,466,518 11,336,915 - - - (108) Commodities 266,233 103,858 - - - (136) Interest 317,753,055 161,054,085 - - - (30,522) Foreign currency 40,774,745 35,190,419 - - - 162,791 Commitments to sell 298,349,355 339,809,697 - - - - Shares 16,446,368 11,599,655 - - - - Commodities 236,358 213,058 - - - - Interest 246,458,199 275,243,036 - - - - Foreign currency 35,208,430 52,753,948 - - - - Swap contracts (6,757,712) 1,030,270 (5,727,442) (3,458,015) Asset position 970,903,815 506,786,402 4,046,541 6,718,984 10,765,525 8,915,351 Shares 403,887 350,435 - - - 737 Commodities 12,168 - 130 72 202 - Interest 960,541,727 495,957,710 2,789,652 6,629,336 9,418,988 7,742,229 Foreign currency 9,946,033 10,478,257 1,256,759 89,576 1,346,335 1,172,385 Liability position 970,903,815 506,786,402 (10,804,253) (5,688,714) (16,492,967) (12,373,366) Shares 475,503 350,816 (7,027) 802 (6,225) (531) Commodities - 1,090 - - - (3) Interest 944,262,101 495,562,315 (7,811,701) (5,904,331) (13,716,032) (11,585,539) Foreign currency 26,166,211 10,872,181 (2,985,525) 214,815 (2,770,710) (787,293) Option contracts 2,221,819,217 750,241,713 399,793 154,221 554,014 785,490 Purchase commitments - long position 362,985,533 166,400,604 1,870,531 2,106,987 3,977,518 972,995 Shares 9,683,327 6,852,259 327,800 540,289 868,089 493,194 Commodities 867,016 516,978 21,758 (1,194) 20,564 16,200 Interest 297,081,954 108,118,990 235,128 76,519 311,647 65,601 Foreign currency 55,353,236 50,912,377 1,285,845 1,491,373 2,777,218 398,000 Commitments to sell - long position 777,115,628 208,434,061 1,760,110 (235,013) 1,525,097 2,172,705 Shares 11,741,534 8,214,818 380,505 229,973 610,478 346,329 Commodities 914,246 292,843 23,839 (4,908) 18,931 8,133 Interest 728,821,739 167,485,433 444,079 178,026 622,105 204,489 Foreign currency 35,638,109 32,440,967 911,687 (638,104) 273,583 1,613,754 Purchase commitments - short position 219,044,960 154,669,645 (1,498,918) (1,880,045) (3,378,963) (892,445) Shares 9,048,340 5,423,675 (165,875) (477,069) (642,944) (321,222) Commodities 1,124,701 363,960 (33,401) 916 (32,485) (10,092) Interest 157,778,141 98,084,286 (157,825) (34,414) (192,239) (30,085) Foreign currency 51,093,778 50,797,724 (1,141,817) (1,369,478) (2,511,295) (531,046) Commitments to sell - short position 862,673,096 220,737,403 (1,731,930) 162,292 (1,569,638) (1,467,765) Shares 10,621,948 7,486,287 (282,351) (204,817) (487,168) (319,016) Commodities 516,606 309,507 (13,431) 3,561 (9,870) (19,932) Interest 817,429,970 183,008,668 (567,753) (205,813) (773,566) (192,270) Foreign currency 34,104,572 29,932,941 (868,395) 569,361 (299,034) (936,547) Forward contracts 29,528,291 7,946,452 993,382 (842) 992,540 887,933 Purchases receivable 1,315,563 925,088 1,327,289 958 1,328,247 926,778 Shares 2 5,441 2 1 3 5,424 Interest 1,315,561 919,647 1,327,287 957 1,328,244 921,354 Purchases payable - - (1,327,289) (1) (1,327,290) (926,492) Shares - - (2) - (2) (5,441) Interest - - (1,327,287) (1) (1,327,288) (921,051) Sales receivable 8,040,730 4,553,714 4,515,170 4,393 4,519,563 2,986,830 Shares 8,040,730 2,487,269 1,003,650 4,393 1,008,043 894,263 Interest - 2,066,445 3,511,520 - 3,511,520 2,092,567 Sales deliverable 20,171,998 2,467,650 (3,521,788) (6,192) (3,527,980) (2,099,183) Shares 16,730,361 2,467,650 (10,268) (1,554) (11,822) (5,662) Interest 3,441,637 - (3,511,520) (4,638) (3,516,158) (2,093,521) Credit derivatives 8,251,235 13,047,596 (29,614) 36,140 6,526 70,411 Asset position 4,363,192 7,800,633 81,900 63,803 145,703 254,233 Shares 1,834,019 1,489,051 27,855 72,548 100,403 51,837 Interest 2,317,104 293,107 47,684 (10,776) 36,908 997 Foreign currency 212,069 6,018,475 6,361 2,031 8,392 201,399 Liability position 3,888,043 5,246,963 (111,514) (27,663) (139,177) (183,822) Shares 1,206,680 446,335 (40,906) (29,468) (70,374) (11,158) Interest 2,469,294 159,389 (63,883) 3,528 (60,355) (5,561) Foreign currency 212,069 4,641,239 (6,725) (1,723) (8,448) (167,103) NDF - Non Deliverable Forward 239,273,806 259,294,196 (505,074) 143,649 (361,425) (44,142) Asset position 117,353,667 126,981,834 4,498,578 183,240 4,681,818 2,399,228 Commodities 196,804 127,260 14,306 1,982 16,288 16,097 Foreign currency 117,156,863 126,854,574 4,484,272 181,258 4,665,530 2,383,131 Liability position 121,920,139 132,312,362 (5,003,652) (39,591) (5,043,243) (2,443,370) Commodities 124,914 184,397 (12,878) 2,469 (10,409) (33,402) Foreign currency 121,795,225 132,127,965 (4,990,774) (42,060) (5,032,834) (2,409,968) Target flow of swap 954,484 1,214,580 (64,915) 57,412 (7,503) (252,359) Asset position 126,904 754,580 5,809 62,363 68,172 29,038 Interest - - - 56,253 56,253 - Foreign currency 126,904 754,580 5,809 6,110 11,919 29,038 Liability position 827,580 460,000 (70,724) (4,951) (75,675) (281,397) Interest 442,000 460,000 (16,144) (2,309) (18,453) (281,397) Foreign currency 385,580 - (54,580) (2,642) (57,222) - Other derivative financial instruments 5,051,444 4,609,325 154,422 440,537 594,959 112,021 Asset position 3,555,013 2,718,729 167,303 527,342 694,645 171,217 Shares 443,905 676,769 21,630 11,776 33,406 55,671 Interest 3,078,014 1,941,896 147,871 78,323 226,194 110,953 Foreign currency 33,094 100,064 (2,198) 437,243 435,045 4,593 Liability position 1,496,431 1,890,596 (12,881) (86,805) (99,686) (59,196) Shares 1,311,168 1,553,150 (11,710) (55,652) (67,362) (56,137) Interest 85,681 293,133 (1,568) (7,661) (9,229) (2,128) Foreign currency 99,582 44,313 397 (23,492) (23,095) (931) Assets 18,273,231 9,433,057 27,706,288 18,960,400 Liabilities (24,082,949) (7,571,670) (31,654,619) (20,727,036) Total (5,809,718) 1,861,387 (3,948,331) (1,766,636) Derivative contracts mature as follows (in days): 0 - 30 31 - 180 181 - 365 Over 365 06/30/2018 06/30/2017 Memorandum account/notional amount Futures 152,346,022 301,400,988 101,498,725 115,364,171 670,609,906 547,494,974 Swaps 25,069,549 121,877,796 177,465,818 646,490,652 970,903,815 506,786,402 Options 268,067,418 972,511,023 775,619,970 205,620,806 2,221,819,217 750,241,713 12,117,780 16,879,559 530,147 805 29,528,291 7,946,452 Forwards (onshore) Credit derivatives - 1,733,460 615,270 5,902,505 8,251,235 13,047,596 NDF - Non Deliverable Forward 78,003,008 92,982,864 52,360,065 15,927,869 239,273,806 259,294,196 Target flow of swap 23,212 - 214,692 716,580 954,484 1,214,580 Other derivative financial instruments 6,584 917,388 434,462 3,693,010 5,051,444 4,609,325II - Derivatives by index Balance sheet account Adjustment to market value Memorandum account / receivable / (received) (in results / stockholders' Market value Notional amount (payable) paid equity) 06/30/2018 06/30/2017 06/30/2018 06/30/2018 06/30/2018 06/30/2017 Futures contracts 670,609,906 547,494,974 - - - 132,025 Purchase commitments 372,260,551 207,685,277 - - - 132,025 Shares 13,466,518 11,336,915 - - - (108) Commodities 266,233 103,858 - - - (136) Interest 317,753,055 161,054,085 - - - (30,522) Foreign currency 40,774,745 35,190,419 - - - 162,791 Commitments to sell 298,349,355 339,809,697 - - - - Shares 16,446,368 11,599,655 - - - - Commodities 236,358 213,058 - - - - Interest 246,458,199 275,243,036 - - - - Foreign currency 35,208,430 52,753,948 - - - - Swap contracts (6,757,712) 1,030,270 (5,727,442) (3,458,015) Asset position 970,903,815 506,786,402 4,046,541 6,718,984 10,765,525 8,915,351 Shares 403,887 350,435 - - - 737 Commodities 12,168 - 130 72 202 - Interest 960,541,727 495,957,710 2,789,652 6,629,336 9,418,988 7,742,229 Foreign currency 9,946,033 10,478,257 1,256,759 89,576 1,346,335 1,172,385 Liability position 970,903,815 506,786,402 (10,804,253) (5,688,714) (16,492,967) (12,373,366) Shares 475,503 350,816 (7,027) 802 (6,225) (531) Commodities - 1,090 - - - (3) Interest 944,262,101 495,562,315 (7,811,701) (5,904,331) (13,716,032) (11,585,539) Foreign currency 26,166,211 10,872,181 (2,985,525) 214,815 (2,770,710) (787,293) Option contracts 2,221,819,217 750,241,713 399,793 154,221 554,014 785,490 Purchase commitments - long position 362,985,533 166,400,604 1,870,531 2,106,987 3,977,518 972,995 Shares 9,683,327 6,852,259 327,800 540,289 868,089 493,194 Commodities 867,016 516,978 21,758 (1,194) 20,564 16,200 Interest 297,081,954 108,118,990 235,128 76,519 311,647 65,601 Foreign currency 55,353,236 50,912,377 1,285,845 1,491,373 2,777,218 398,000 Commitments to sell - long position 777,115,628 208,434,061 1,760,110 (235,013) 1,525,097 2,172,705 Shares 11,741,534 8,214,818 380,505 229,973 610,478 346,329 Commodities 914,246 292,843 23,839 (4,908) 18,931 8,133 Interest 728,821,739 167,485,433 444,079 178,026 622,105 204,489 Foreign currency 35,638,109 32,440,967 911,687 (638,104) 273,583 1,613,754 Purchase commitments - short position 219,044,960 154,669,645 (1,498,918) (1,880,045) (3,378,963) (892,445) Shares 9,048,340 5,423,675 (165,875) (477,069) (642,944) (321,222) Commodities 1,124,701 363,960 (33,401) 916 (32,485) (10,092) Interest 157,778,141 98,084,286 (157,825) (34,414) (192,239) (30,085) Foreign currency 51,093,778 50,797,724 (1,141,817) (1,369,478) (2,511,295) (531,046) Commitments to sell - short position 862,673,096 220,737,403 (1,731,930) 162,292 (1,569,638) (1,467,765) Shares 10,621,948 7,486,287 (282,351) (204,817) (487,168) (319,016) Commodities 516,606 309,507 (13,431) 3,561 (9,870) (19,932) Interest 817,429,970 183,008,668 (567,753) (205,813) (773,566) (192,270) Foreign currency 34,104,572 29,932,941 (868,395) 569,361 (299,034) (936,547) Forward contracts 29,528,291 7,946,452 993,382 (842) 992,540 887,933 Purchases receivable 1,315,563 925,088 1,327,289 958 1,328,247 926,778 Shares 2 5,441 2 1 3 5,424 Interest 1,315,561 919,647 1,327,287 957 1,328,244 921,354 Purchases payable - - (1,327,289) (1) (1,327,290) (926,492) Shares - - (2) - (2) (5,441) Interest - - (1,327,287) (1) (1,327,288) (921,051) Sales receivable 8,040,730 4,553,714 4,515,170 4,393 4,519,563 2,986,830 Shares 8,040,730 2,487,269 1,003,650 4,393 1,008,043 894,263 Interest - 2,066,445 3,511,520 - 3,511,520 2,092,567 Sales deliverable 20,171,998 2,467,650 (3,521,788) (6,192) (3,527,980) (2,099,183) Shares 16,730,361 2,467,650 (10,268) (1,554) (11,822) (5,662) Interest 3,441,637 - (3,511,520) (4,638) (3,516,158) (2,093,521) Credit derivatives 8,251,235 13,047,596 (29,614) 36,140 6,526 70,411 Asset position 4,363,192 7,800,633 81,900 63,803 145,703 254,233 Shares 1,834,019 1,489,051 27,855 72,548 100,403 51,837 Interest 2,317,104 293,107 47,684 (10,776) 36,908 997 Foreign currency 212,069 6,018,475 6,361 2,031 8,392 201,399 Liability position 3,888,043 5,246,963 (111,514) (27,663) (139,177) (183,822) Shares 1,206,680 446,335 (40,906) (29,468) (70,374) (11,158) Interest 2,469,294 159,389 (63,883) 3,528 (60,355) (5,561) Foreign currency 212,069 4,641,239 (6,725) (1,723) (8,448) (167,103) NDF - Non Deliverable Forward 239,273,806 259,294,196 (505,074) 143,649 (361,425) (44,142) Asset position 117,353,667 126,981,834 4,498,578 183,240 4,681,818 2,399,228 Commodities 196,804 127,260 14,306 1,982 16,288 16,097 Foreign currency 117,156,863 126,854,574 4,484,272 181,258 4,665,530 2,383,131 Liability position 121,920,139 132,312,362 (5,003,652) (39,591) (5,043,243) (2,443,370) Commodities 124,914 184,397 (12,878) 2,469 (10,409) (33,402) Foreign currency 121,795,225 132,127,965 (4,990,774) (42,060) (5,032,834) (2,409,968) Target flow of swap 954,484 1,214,580 (64,915) 57,412 (7,503) (252,359) Asset position 126,904 754,580 5,809 62,363 68,172 29,038 Interest - - - 56,253 56,253 - Foreign currency 126,904 754,580 5,809 6,110 11,919 29,038 Liability position 827,580 460,000 (70,724) (4,951) (75,675) (281,397) Interest 442,000 460,000 (16,144) (2,309) (18,453) (281,397) Foreign currency 385,580 - (54,580) (2,642) (57,222) - Other derivative financial instruments 5,051,444 4,609,325 154,422 440,537 594,959 112,021 Asset position 3,555,013 2,718,729 167,303 527,342 694,645 171,217 Shares 443,905 676,769 21,630 11,776 33,406 55,671 Interest 3,078,014 1,941,896 147,871 78,323 226,194 110,953 Foreign currency 33,094 100,064 (2,198) 437,243 435,045 4,593 Liability position 1,496,431 1,890,596 (12,881) (86,805) (99,686) (59,196) Shares 1,311,168 1,553,150 (11,710) (55,652) (67,362) (56,137) Interest 85,681 293,133 (1,568) (7,661) (9,229) (2,128) Foreign currency 99,582 44,313 397 (23,492) (23,095) (931) Assets 18,273,231 9,433,057 27,706,288 18,960,400 Liabilities (24,082,949) (7,571,670) (31,654,619) (20,727,036) Total (5,809,718) 1,861,387 (3,948,331) (1,766,636) Derivative contracts mature as follows (in days): 0 - 30 31 - 180 181 - 365 Over 365 06/30/2018 06/30/2017 Memorandum account/notional amount Futures 152,346,022 301,400,988 101,498,725 115,364,171 670,609,906 547,494,974 Swaps 25,069,549 121,877,796 177,465,818 646,490,652 970,903,815 506,786,402 Options 268,067,418 972,511,023 775,619,970 205,620,806 2,221,819,217 750,241,713 12,117,780 16,879,559 530,147 805 29,528,291 7,946,452 Forwards (onshore) Credit derivatives - 1,733,460 615,270 5,902,505 8,251,235 13,047,596 NDF - Non Deliverable Forward 78,003,008 92,982,864 52,360,065 15,927,869 239,273,806 259,294,196 Target flow of swap 23,212 - 214,692 716,580 954,484 1,214,580 Other derivative financial instruments 6,584 917,388 434,462 3,693,010 5,051,444 4,609,325

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2018							
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	**496,914,272**	**23,704,361**	**2,072,067,148**	**24,760,822**	**-**	**55,407,637**	**-**	**-**
Overt-the-counter market	**173,695,634**	**947,199,454**	**149,752,069**	**4,767,469**	**8,251,235**	**183,866,169**	**954,484**	**5,051,444**
Financial institutions	173,265,326	698,833,026	111,298,286	10,212	8,251,235	119,057,962	-	2,358,697
Companies	430,308	138,241,710	38,220,987	4,757,257	-	64,480,293	954,484	2,692,747
Individuals	-	110,124,718	232,796	-	-	327,914	-	-
Total	**670,609,906**	**970,903,815**	**2,221,819,217**	**29,528,291**	**8,251,235**	**239,273,806**	**954,484**	**5,051,444**
Total – 06/30/2017	**547,494,974**	**506,786,402**	**750,241,713**	**7,946,452**	**13,047,596**	**259,294,196**	**1,214,580**	**4,609,325**

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on calculation of Required Referential Equity.

	06/30/2018			06/30/2017		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(6,941,034)	1,310,201	(5,630,833)	(7,837,834)	5,209,762	(2,628,072)
Total	**(6,941,034)**	**1,310,201**	**(5,630,833)**	**(7,837,834)**	**5,209,762**	**(2,628,072)**

The effect on the referential equity (Note 3) was R$ 107,845 (R$ 65,943 at 06/30/2017).

During the period, there was no occurrence of a credit event as defined in the agreements.

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions, Asset-backed Repurchase and Funding) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / SELIC/ UF* / TPM*), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over, LIBOR, SELIC, UF*, TPM* and foreign exchange rate.

* UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	06/30/2018			06/30/2017		
	Hedge Instrument		Hedge assets	Hedge Instrument		Hedge assets
	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	24,808,215	(2,971,700)	25,756,957	71,522,389	(3,639,747)	69,964,363
Hedge of syndicated loan	-	-	-	2,646,560	(8,824)	2,646,560
Hedge of Highly Probable Expected Transaction	113,997	4,237	113,997	260,747	1,213	260,702
Hedge of assets transactions	8,312,193	247,827	8,064,241	22,775,621	616,271	22,159,018
Hedge of Asset-backed Securities under Repurchase Agreements	36,454,413	169,588	35,779,721	16,247,558	255,675	16,035,159
Hedge of UF - denominated assets	13,274,417	(47,851)	13,274,417	13,337,682	9,888	13,337,682
Hedge of funding	3,193,658	(9,753)	3,193,658	4,883,252	(23,685)	4,883,252
Hedge of loan operations	283,872	5,690	283,872	1,037,457	20,376	1,037,457
Total		**(2,601,962)**			**(2,768,833)**	

(*) Recorded in Stockholders' Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (1,627,142) (R$ 921,116 at 06/30/2017). In the period ended 06/30/2018, the amount of R$ (142,574) was recognized in result.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DDI Futures contracts on B3 and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / SELIC / and UF), ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DI futures contracts on B3, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II) Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consists of hedging the exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets.

Strategies	06/30/2018				06/30/2017			
	Hedge instrument		Hedge assets		Hedge instrument		Hedge assets	
	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	17,770,429	(55,950)	17,770,429	55,368	3,291,118	(94,568)	3,291,118	94,925
Hedge of available-for-sale securities	943,800	(38,913)	943,800	34,314	472,410	(32,305)	472,410	33,769
Hedge of syndicated loan	-	-	-	-	795,064	(1,534)	795,064	1,667
Hedge of funding	165,297,050	(30,663)	165,297,050	27,653	11,081,876	(36,833)	11,081,876	22,037
Total		**(125,526)**		**117,335**		**(165,240)**		**152,398**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt of interest, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account - CLF, fixed rate, and denominated in Euros and dollars, issued by subsidiaries in Chile and London, and Colombia, respectively, maturing between 2018 and 2035.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III) **Hedge of net investment in foreign operations** – ITAÚ UNIBANCO HOLDING PRUDENTIAL's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	06/30/2018			06/30/2017		
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	27,806,294	(4,085,621)	14,743,782	21,624,382	(508,946)	12,397,245
Total		**(4,085,621)**			**(508,946)**	

(*) Recorded in Stockholders' Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses DDI Futures contracts traded on B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge and market risk hedge strategies:

Strategies	06/30/2018							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	15,415,657	2,544,101	5,022,835	111,575	1,705,507	8,540	-	**24,808,215**
Hedge of Highly Probable Expected Transaction	97,712	16,285	-	-	-	-	-	**113,997**
Hedge of assets transactions	7,011,873	-	1,300,320	-	-	-	-	**8,312,193**
Hedge of assets denominated in UF	11,227,126	1,988,810	-	58,481	-	-	-	**13,274,417**
Hedge of funding (Cash flow)	1,870,363	508,937	475,486	29,570	-	309,302	-	**3,193,658**
Hedge of loan operations (Cash flow)	-	29,570	23,656	201,076	29,570	-	-	**283,872**
Hedge of loan operations (Market risk)	165,658	285,671	799,380	1,977,559	1,211,989	12,089,418	1,240,754	**17,770,429**
Hedge of funding (Market risk)	140,427	13,431,383	1,690,997	963,702	4,130,709	75,906,660	69,033,172	**165,297,050**
Hedge of available-for-sale securities	-	369,600	265,320	-	-	308,880	-	**943,800**
Asset-backed securities under repurchase agreements	25,164,137	6,513,152	1,527,057	-	3,250,067	-	-	**36,454,413**
Hedge of net investment in foreign operations (*)	27,806,294	-	-	-	-	-	-	**27,806,294**
Total	**88,899,247**	**25,687,509**	**11,105,051**	**3,341,963**	**10,327,842**	**88,622,800**	**70,273,926**	**298,258,338**

(*) Classified as current, since instruments are frequently renewed.

Strategies	06/30/2017							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	33,456,257	15,136,015	7,822,144	13,299,196	131,878	1,676,899	-	**71,522,389**
Hedge of syndicated loan	2,646,560	-	-	-	-	-	-	**2,646,560**
Hedge of highly probable anticipated transactions	148,733	98,041	13,973	-	-	-	-	**260,747**
Hedge of assets transactions	15,223,711	6,389,914	-	1,161,996	-	-	-	**22,775,621**
Hedge of assets denominated in UF	11,821,078	332,514	1,160,150	-	23,940	-	-	**13,337,682**
Hedge of funding (Cash flow)	1,420,582	798,579	396,047	879,384	556,661	831,999	-	**4,883,252**
Hedge of loan operations (Cash flow)	-	-	24,940	19,952	169,592	822,973	-	**1,037,457**
Hedge of loan operations (Market risk)	433,131	200,203	146,269	25,631	633,355	293,508	1,559,021	**3,291,118**
Hedge of syndicated loan (Market risk)	-	795,064	-	-	-	-	-	**795,064**
Hedge of funding (Market risk)	3,522,024	100,207	4,098,364	346,590	8,760	1,157,155	1,848,776	**11,081,876**
Hedge of available-for-sale securities	-	-	-	218,286	-	254,124	-	**472,410**
Asset-backed securities under repurchase agreements	28,182	10,988,574	4,581,168	649,634	-	-	-	**16,247,558**
Hedge of net investment in foreign operations (*)	21,624,382	-	-	-	-	-	-	**21,624,382**
Total	**90,324,640**	**34,839,111**	**18,243,055**	**16,600,669**	**1,524,186**	**5,036,658**	**3,407,797**	**169,976,116**

(*) Classified as current, since instruments are frequently renewed.

g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING PRUDENTIAL exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management's quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	06/30/2018 (*)		
		Scenarios		
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(549)	(276,240)	(585,888)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(691)	(70,823)	(142,145)
Foreign Exchange Rates	Prices of Foreign Currencies	(333)	233,618	724,628
Price Index Linked	Interest of Inflation coupon	(320)	(23,775)	(49,037)
TR	TR Linked Interest Rates	-	-	(1)
Equities	Prices of Equities	160	16,658	9,836
Other	Exposures that do not fall under the definitions above	98	(1,781)	(3,876)
TOTAL		**(1,635)**	**(122,343)**	**(46,483)**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2018 (*)		
		Scenarios		
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(7,858)	(1,773,452)	(3,517,708)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(2,467)	(287,292)	(554,861)
Foreign Exchange Rates	Prices of Foreign Currencies	(1,887)	218,780	701,431
Price Index Linked	Interest of Inflation coupon	(2,902)	(279,628)	(503,911)
TR	TR Linked Interest Rates	186	(32,823)	(66,288)
Equities	Prices of Equities	2,892	(51,625)	(126,728)
Other	Exposures that do not fall under the definitions above	113	(6,991)	(13,409)
TOTAL		**(11,923)**	**(2,213,031)**	**(4,081,474)**

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

- **Scenario I**: Addition of 1 base point to the fixed interest rate, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II**: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;
- **Scenario III**: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	06/30/2018										06/30/2017
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**221,746,771**	**106,499,844**	**44,714,558**	**22,211,746**	**10,066,576**	**4,544,202**	**6,435,747**	**6,470,999**	**9,805,856**	**432,496,299**	**404,484,704**
Loans and discounted trade receivables	91,115,535	87,162,485	33,789,512	18,652,117	8,511,947	3,362,210	4,661,325	4,354,965	8,874,520	260,484,616	236,559,014
Financing	56,856,516	12,190,022	8,351,040	2,601,010	898,938	603,165	968,528	1,783,825	549,368	84,802,412	85,300,031
Farming and agribusiness financing	7,110,912	873,573	401,928	41,473	98,889	72,167	4,034	2,100	21,960	8,627,036	10,789,960
Real estate financing	66,663,808	6,273,764	2,172,078	917,146	556,802	506,660	801,860	330,109	360,008	78,582,235	71,835,699
Lease operations	**1,855,060**	**4,278,919**	**1,233,271**	**294,170**	**214,175**	**103,914**	**169,515**	**39,815**	**148,525**	**8,337,364**	**7,936,095**
Credit card operations	**268,609**	**61,291,272**	**2,881,818**	**2,527,663**	**974,209**	**566,811**	**660,501**	**520,032**	**2,792,830**	**72,483,745**	**61,924,572**
Advance on exchange contracts (1)	**2,273,560**	**1,194,717**	**382,309**	**66,537**	**91,128**	**29,329**	**61,762**	**56,962**	**-**	**4,156,304**	**4,291,948**
Other sundry receivables (2)	**12,862**	**447,946**	**3,306**	**17,471**	**3,200**	**939**	**40,877**	**8,398**	**501,163**	**1,036,162**	**1,237,696**
Total operations with credit granting characteristics	**226,156,862**	**173,712,698**	**49,215,262**	**25,117,587**	**11,349,288**	**5,245,195**	**7,368,402**	**7,096,206**	**13,248,374**	**518,509,874**	**479,875,015**
Financial Guarantees Provided(3)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**70,298,840**	**72,628,744**
Total with Financial Guarantees Provided	**226,156,862**	**173,712,698**	**49,215,262**	**25,117,587**	**11,349,288**	**5,245,195**	**7,368,402**	**7,096,206**	**13,248,374**	**588,808,714**	**552,503,759**
Total – 06/30/2017	**204,780,856**	**162,001,051**	**46,542,241**	**20,485,131**	**11,384,023**	**8,134,903**	**7,747,680**	**4,728,943**	**14,070,187**	**479,875,015**	

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided;

(3) Recorded in Memorandum Accounts.

II – By maturity and risk level 06/30/2018 06/30/2017 AA A B C D E F G H Total Total (1) (2) Overdue Operations Falling due installments - - 1 ,956,075 1 ,836,807 1 ,392,957 1 ,231,262 1 ,375,577 1 ,119,314 3 ,913,946 1 2,825,938 1 3,615,913 01 to 30 - - 8 7,255 7 9,137 5 6,343 4 4,889 4 4,019 7 8,355 1 58,496 5 48,494 5 30,621 31 to 60 - - 54,967 5 9,793 4 3,260 3 7,010 4 5,280 7 7,806 1 26,863 4 44,979 4 64,679 61 to 90 - - 52,694 5 7,074 4 2,611 3 4,275 3 7,270 3 0,258 2 47,384 5 01,566 4 51,005 91 to 180 - - 143,916 1 54,873 1 26,613 1 20,937 1 22,964 9 5,905 3 60,501 1 ,125,709 1 ,200,986 181 to 365 - - 239,454 2 86,267 2 30,906 1 83,937 1 97,114 1 64,135 6 44,139 1 ,945,952 2 ,145,528 Over 365 - - 1 ,377,789 1 ,199,663 8 93,224 8 10,214 9 28,930 6 72,855 2 ,376,563 8 ,259,238 8 ,823,094 Overdue installments - - 1 ,181,084 1 ,037,698 1 ,099,858 9 67,885 1 ,289,994 1 ,246,901 5 ,919,120 1 2,742,540 1 2,586,936 01 to 14 - - 24,963 4 5,450 4 4,210 2 0,675 1 9,374 1 5,078 6 5,171 2 34,921 2 23,492 15 to 30 - - 934,540 1 49,344 9 2,288 7 4,641 6 2,581 8 2,974 1 28,676 1 ,525,044 1 ,489,420 31 to 60 - - 221,581 7 14,718 1 87,029 1 16,036 1 93,365 8 4,157 2 73,187 1 ,790,073 1 ,992,295 61 to 90 - - - 9 2,047 6 99,652 1 56,271 1 59,177 9 8,006 2 80,307 1 ,485,460 1 ,530,884 91 to 180 - - - 3 6,139 7 6,679 5 09,102 8 00,712 8 83,187 1 ,157,696 3 ,463,515 3 ,263,245 181 to 365 - - - - - 9 1,160 5 4,785 8 3,499 3 ,818,259 4 ,047,703 3 ,996,176 Over 365 - - - - - - - - 1 95,824 1 95,824 9 1,424 Subtotal - - 3 ,137,159 2 ,874,505 2 ,492,815 2 ,199,147 2 ,665,571 2 ,366,215 9 ,833,066 2 5,568,478 2 6,202,849 Specific allowance - - (31,372) (86,235) (249,282) (659,744) (1,332,785) (1,656,350) (9,833,066) (13,848,834) (14,385,370) Subtotal - 06/30/2017 - - 2 ,890,132 2 ,986,301 2 ,584,470 2 ,343,863 2 ,640,624 2 ,574,992 1 0,182,467 2 6,202,849 Non-overdue operations Falling due installments 2 25,352,579 1 72,156,097 4 5,685,634 2 1,713,856 8 ,687,561 2 ,997,504 4 ,637,831 4 ,653,775 3 ,367,407 4 89,252,244 4 50,450,301 01 to 30 1 7,426,469 3 8,818,779 6 ,157,341 3 ,305,806 1 ,230,857 4 47,671 3 46,536 1 97,577 4 68,637 6 8,399,673 6 1,848,021 31 to 60 1 8,265,234 1 6,427,951 3 ,443,273 1 ,058,692 5 39,148 1 52,214 1 01,708 6 1,784 1 81,129 4 0,231,133 3 5,656,165 61 to 90 8 ,480,060 1 1,150,873 2 ,662,973 8 60,521 2 86,952 1 65,342 9 5,955 6 6,012 2 92,734 2 4,061,422 2 3,570,711 91 to 180 2 2,180,679 2 0,986,146 5 ,197,903 1 ,655,360 7 93,514 3 28,174 2 61,954 1 ,153,049 2 98,043 5 2,854,822 4 9,580,939 181 to 365 2 8,686,544 2 2,397,945 7 ,753,737 2 ,555,824 9 42,067 3 44,938 3 73,393 3 97,743 5 43,181 6 3,995,372 5 7,688,959 Over 365 1 30,313,593 6 2,374,403 2 0,470,407 1 2,277,653 4 ,895,023 1 ,559,165 3 ,458,285 2 ,777,610 1 ,583,683 2 39,709,822 2 22,105,506 Overdue up to 14 days 8 04,283 1 ,556,601 392,469 5 29,226 1 68,912 4 8,544 6 5,000 7 6,216 4 7,901 3 ,689,152 3 ,221,865 Subtotal 2 26,156,862 1 73,712,698 4 6,078,103 2 2,243,082 8 ,856,473 3 ,046,048 4 ,702,831 4 ,729,991 3 ,415,308 4 92,941,396 4 53,672,166 Generic allowance - (868,563) (460,781) (667,293) (885,647) (913,814) (2,351,416) (3,310,994) (3,415,308) (12,873,816) (12,337,772) Subtotal - 06/30/2017 2 04,780,856 1 62,001,051 4 3,652,109 1 7,498,830 8 ,799,553 5 ,791,040 5 ,107,056 2 ,153,951 3 ,887,720 4 53,672,166 2 26,156,862 1 73,712,698 4 9,215,262 2 5,117,587 1 1,349,288 5 ,245,195 7 ,368,402 7 ,096,206 1 3,248,374 5 18,509,874 4 79,875,015 Grand total Existing allowance - (868,563) (492,153) (753,528) (1,134,929) (3,347,620) (7,367,665) (7,095,496) (13,248,374) (36,118,342) (37,417,334) Minimum allowance required - (868,563) (492,153) (753,528) (1,134,929) (1,573,558) (3,684,201) (4,967,344) (13,248,374) (26,722,650) (26,723,142) Additional allowance included - - - - - (1,774,062) (3,683,464) (2,128,152) - (9,395,692) (10,694,192) Financial Guarantees Provided - - - - - - - - - (1,810,014) (1,884,402) (3) Additional allowance - - - - - (1,774,062) (3,683,464) (2,128,152) - (7,585,678) (8,809,790) Grand total - 06/30/2017 2 04,780,856 1 62,001,051 4 6,542,241 2 0,485,131 1 1,384,023 8 ,134,903 7 ,747,680 4 ,728,943 1 4,070,187 4 79,875,015 Existing allowance - (810,005) (465,422) (614,555) (1,138,402) (5,958,986) (7,746,905) (4,728,470) (14,070,187) (37,417,334) Minimum allowance required - (810,005) (465,422) (614,555) (1,138,402) (2,440,471) (3,873,840) (3,310,260) (14,070,187) (26,723,142) Additional allowance included - - - - - (3,518,515) (3,873,065) (1,418,210) - (10,694,192) (4) Financial Guarantees Provided - - - - - - - - - (1,884,402) (3) Additional allowance - - - - - (3,518,515) (3,873,065) (1,418,210) - (8,809,790) (1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy; (2) The balance of non-accrual operations amounts to R$ 17,975,644 (R$ 18,644,587 at 06/30/2017); (3) Allocated to each level of risk in order to explain the additional volume; (4) Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016.II – By maturity and risk level 06/30/2018 06/30/2017 AA A B C D E F G H Total Total (1) (2) Overdue Operations Falling due installments - - 1 ,956,075 1 ,836,807 1 ,392,957 1 ,231,262 1 ,375,577 1 ,119,314 3 ,913,946 1 2,825,938 1 3,615,913 01 to 30 - - 8 7,255 7 9,137 5 6,343 4 4,889 4 4,019 7 8,355 1 58,496 5 48,494 5 30,621 31 to 60 - - 54,967 5 9,793 4 3,260 3 7,010 4 5,280 7 7,806 1 26,863 4 44,979 4 64,679 61 to 90 - - 52,694 5 7,074 4 2,611 3 4,275 3 7,270 3 0,258 2 47,384 5 01,566 4 51,005 91 to 180 - - 143,916 1 54,873 1 26,613 1 20,937 1 22,964 9 5,905 3 60,501 1 ,125,709 1 ,200,986 181 to 365 - - 239,454 2 86,267 2 30,906 1 83,937 1 97,114 1 64,135 6 44,139 1 ,945,952 2 ,145,528 Over 365 - - 1 ,377,789 1 ,199,663 8 93,224 8 10,214 9 28,930 6 72,855 2 ,376,563 8 ,259,238 8 ,823,094 Overdue installments - - 1 ,181,084 1 ,037,698 1 ,099,858 9 67,885 1 ,289,994 1 ,246,901 5 ,919,120 1 2,742,540 1 2,586,936 01 to 14 - - 24,963 4 5,450 4 4,210 2 0,675 1 9,374 1 5,078 6 5,171 2 34,921 2 23,492 15 to 30 - - 934,540 1 49,344 9 2,288 7 4,641 6 2,581 8 2,974 1 28,676 1 ,525,044 1 ,489,420 31 to 60 - - 221,581 7 14,718 1 87,029 1 16,036 1 93,365 8 4,157 2 73,187 1 ,790,073 1 ,992,295 61 to 90 - - - 9 2,047 6 99,652 1 56,271 1 59,177 9 8,006 2 80,307 1 ,485,460 1 ,530,884 91 to 180 - - - 3 6,139 7 6,679 5 09,102 8 00,712 8 83,187 1 ,157,696 3 ,463,515 3 ,263,245 181 to 365 - - - - - 9 1,160 5 4,785 8 3,499 3 ,818,259 4 ,047,703 3 ,996,176 Over 365 - - - - - - - - 1 95,824 1 95,824 9 1,424 Subtotal - - 3 ,137,159 2 ,874,505 2 ,492,815 2 ,199,147 2 ,665,571 2 ,366,215 9 ,833,066 2 5,568,478 2 6,202,849 Specific allowance - - (31,372) (86,235) (249,282) (659,744) (1,332,785) (1,656,350) (9,833,066) (13,848,834) (14,385,370) Subtotal - 06/30/2017 - - 2 ,890,132 2 ,986,301 2 ,584,470 2 ,343,863 2 ,640,624 2 ,574,992 1 0,182,467 2 6,202,849 Non-overdue operations Falling due installments 2 25,352,579 1 72,156,097 4 5,685,634 2 1,713,856 8 ,687,561 2 ,997,504 4 ,637,831 4 ,653,775 3 ,367,407 4 89,252,244 4 50,450,301 01 to 30 1 7,426,469 3 8,818,779 6 ,157,341 3 ,305,806 1 ,230,857 4 47,671 3 46,536 1 97,577 4 68,637 6 8,399,673 6 1,848,021 31 to 60 1 8,265,234 1 6,427,951 3 ,443,273 1 ,058,692 5 39,148 1 52,214 1 01,708 6 1,784 1 81,129 4 0,231,133 3 5,656,165 61 to 90 8 ,480,060 1 1,150,873 2 ,662,973 8 60,521 2 86,952 1 65,342 9 5,955 6 6,012 2 92,734 2 4,061,422 2 3,570,711 91 to 180 2 2,180,679 2 0,986,146 5 ,197,903 1 ,655,360 7 93,514 3 28,174 2 61,954 1 ,153,049 2 98,043 5 2,854,822 4 9,580,939 181 to 365 2 8,686,544 2 2,397,945 7 ,753,737 2 ,555,824 9 42,067 3 44,938 3 73,393 3 97,743 5 43,181 6 3,995,372 5 7,688,959 Over 365 1 30,313,593 6 2,374,403 2 0,470,407 1 2,277,653 4 ,895,023 1 ,559,165 3 ,458,285 2 ,777,610 1 ,583,683 2 39,709,822 2 22,105,506 Overdue up to 14 days 8 04,283 1 ,556,601 392,469 5 29,226 1 68,912 4 8,544 6 5,000 7 6,216 4 7,901 3 ,689,152 3 ,221,865 Subtotal 2 26,156,862 1 73,712,698 4 6,078,103 2 2,243,082 8 ,856,473 3 ,046,048 4 ,702,831 4 ,729,991 3 ,415,308 4 92,941,396 4 53,672,166 Generic allowance - (868,563) (460,781) (667,293) (885,647) (913,814) (2,351,416) (3,310,994) (3,415,308) (12,873,816) (12,337,772) Subtotal - 06/30/2017 2 04,780,856 1 62,001,051 4 3,652,109 1 7,498,830 8 ,799,553 5 ,791,040 5 ,107,056 2 ,153,951 3 ,887,720 4 53,672,166 2 26,156,862 1 73,712,698 4 9,215,262 2 5,117,587 1 1,349,288 5 ,245,195 7 ,368,402 7 ,096,206 1 3,248,374 5 18,509,874 4 79,875,015 Grand total Existing allowance - (868,563) (492,153) (753,528) (1,134,929) (3,347,620) (7,367,665) (7,095,496) (13,248,374) (36,118,342) (37,417,334) Minimum allowance required - (868,563) (492,153) (753,528) (1,134,929) (1,573,558) (3,684,201) (4,967,344) (13,248,374) (26,722,650) (26,723,142) Additional allowance included - - - - - (1,774,062) (3,683,464) (2,128,152) - (9,395,692) (10,694,192) Financial Guarantees Provided - - - - - - - - - (1,810,014) (1,884,402) (3) Additional allowance - - - - - (1,774,062) (3,683,464) (2,128,152) - (7,585,678) (8,809,790) Grand total - 06/30/2017 2 04,780,856 1 62,001,051 4 6,542,241 2 0,485,131 1 1,384,023 8 ,134,903 7 ,747,680 4 ,728,943 1 4,070,187 4 79,875,015 Existing allowance - (810,005) (465,422) (614,555) (1,138,402) (5,958,986) (7,746,905) (4,728,470) (14,070,187) (37,417,334) Minimum allowance required - (810,005) (465,422) (614,555) (1,138,402) (2,440,471) (3,873,840) (3,310,260) (14,070,187) (26,723,142) Additional allowance included - - - - - (3,518,515) (3,873,065) (1,418,210) - (10,694,192) (4) Financial Guarantees Provided - - - - - - - - - (1,884,402) (3) Additional allowance - - - - - (3,518,515) (3,873,065) (1,418,210) - (8,809,790) (1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy; (2) The balance of non-accrual operations amounts to R$ 17,975,644 (R$ 18,644,587 at 06/30/2017); (3) Allocated to each level of risk in order to explain the additional volume; (4) Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016.

III – By business sector

	06/30/2018	%	06/30/2017	%
Public Sector	2,652,568	0.5%	1,970,207	0.4%
Private sector	515,857,306	99.5%	477,904,808	99.6%
Companies	260,302,796	50.2%	249,100,486	51.9%
Individuals	255,554,510	49.3%	228,804,322	47.7%
Grand total	**518,509,874**	**100.0%**	**479,875,015**	**100.0%**

IV - Financial guarantees provided by type

	06/30/2018		06/30/2017	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	34,987,221	(942,083)	36,343,398	(854,690)
Sundry bank guarantees	23,305,191	(690,630)	24,527,088	(841,492)
Other financial guarantees provided	6,035,350	(106,513)	4,518,126	(110,046)
Tied to the distribution of marketable securities via a Public Offering	1,259,330	(5,883)	2,713,120	(1,137)
Restricted to bids, auctions, service provision or execution of works	3,843,912	(55,896)	3,715,888	(70,566)
Restricted to international trade of goods	674,027	(7,482)	566,529	(5,654)
Restricted to supply of goods	193,809	(1,527)	244,595	(817)
Total	**70,298,840**	**(1,810,014)**	**72,628,744**	**(1,884,402)**

b) Credit concentration

Loan, lease and other credit operations [(*)]	06/30/2018		06/30/2017	
	Risk	**% of total**	**Risk**	**% of total**
Largest debtor	5,501,637	0.9	4,770,679	0.9
10 largest debtors	31,603,416	5.4	30,035,211	5.4
20 largest debtors	48,118,355	8.2	47,742,002	8.6
50 largest debtors	74,084,111	12.6	77,607,529	14.1
100 largest debtors	100,498,166	17.1	103,633,970	18.8

(*) The amounts include financial guarantees provided.

Loan, lease and other credit operations and securities of companies and financial institutions [(*)]	06/30/2018		06/30/2017	
	Risk	**% of total**	**Risk**	**% of total**
Largest debtor	7,761,378	1.2	6,620,682	1.1
10 largest debtors	42,937,624	6.4	41,074,823	6.5
20 largest debtors	67,516,521	10.0	66,190,097	10.5
50 largest debtors	108,899,073	16.2	109,056,704	17.4
100 largest debtors	144,031,703	21.4	143,634,534	22.9

(*) The amounts include financial guarantees provided.

c) Changes in allowance for loan losses 01/01 to 01/01 to 06/30/2018 06/30/2017 Opening balance (37,309,465) (37,431,102) Adjustments arising from the first-time adoption of Resolution No. 4,512/16 - (401,640) Net increase for the period (7,545,575) (10,485,647) Required by Resolution No. 2,682/99 (8,260,039) (10,632,744) Required by Resolution No. 4,512/16 139,630 (37,317) (1) 574,834 184,414 Additional allowance Others - 6,707 Write-Off 9,493,450 10,818,949 Exchange variation (756,752) 75,399 (2) (36,118,342) (37,417,334) Closing balance Required by Resolution No. 2,682/99 (26,722,650) (26,723,142) (3) Specific allowance (13,848,834) (14,385,370) (4) Generic allowance (12,873,816) (12,337,772) (9,395,692) (10,694,192) Additional allowance included Provision for Financial Guarantees Provided (5) Provision for Financial Guarantees Provided (1,810,014) (1,884,402) (1) (7,585,678) (8,809,790) Additional allowance (1) Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999; (2) The allowance for loan losses related to the lease portfolio amounts to: R$ (356,297) (R$ (344,140) at 06/30/2017); (3) Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of filing for bankruptcy; (4) For operations not covered in the previous item due to the classification of the client or operation; (5) Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil. At June 30, 2018, the balance of the allowance in relation to the loan portfolio is equivalent to 7.0% (7.8% at 06/30/2017). d) Renegotiated loan operations 06/30/2018 06/30/2017 Allowance for Allowance for (1) (1) % % Portfolio Portfolio Loan Losses Loan Losses Amended Credit Agreements 27,457,500 (10,958,849) 39.9% 26,385,631 (1 0,872,877) 41.2% (2) (9 ,946,871) 2 ,321,790 23.3% (8 ,499,416) 1,887,425 22.2% (-) Renegotiated loans overdue up to 30 days (2) 17,510,629 (8 ,637,059) 49.3% 17,886,215 (8,985,452) 50.2% Renegotiated loans overdue over 30 days (1) The amounts related to the lease portfolio are R$ 125,951 (R$ 153,077 at 06/30/2017). (2) Delays determined upon renegotiation. e) Restricted operations on assets See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002. 01/01 to 01/01 to 06/30/2018 06/30/2017 06/30/2018 06/30/2017 Over 365 Income Income 0 - 30 31 - 180 181 - 365 Total Total days (expenses) (expenses) Restricted operations on assets Loan operations 18,563 84,125 407,091 9,126,140 9,635,919 848,038 2,522,782 165,674 Liabilities - restricted operations on assets Foreign borrowing through securities 18,563 84,125 9,434,379 9,537,067 (855,542) 2,522,766 (165,889) Net revenue from restricted operations (7,504) (215) At June 30, 2018 and 2017 there were no balances in default.c) Changes in allowance for loan losses 01/01 to 01/01 to 06/30/2018 06/30/2017 Opening balance (37,309,465) (37,431,102) Adjustments arising from the first-time adoption of Resolution No. 4,512/16 - (401,640) Net increase for the period (7,545,575) (10,485,647) Required by Resolution No. 2,682/99 (8,260,039) (10,632,744) Required by Resolution No. 4,512/16 139,630 (37,317) (1) 574,834 184,414 Additional allowance Others - 6,707 Write-Off 9,493,450 10,818,949 Exchange variation (756,752) 75,399 (2) (36,118,342) (37,417,334) Closing balance Required by Resolution No. 2,682/99 (26,722,650) (26,723,142) (3) Specific allowance (13,848,834) (14,385,370) (4) Generic allowance (12,873,816) (12,337,772) (9,395,692) (10,694,192) Additional allowance included Provision for Financial Guarantees Provided (5) Provision for Financial Guarantees Provided (1,810,014) (1,884,402) (1) (7,585,678) (8,809,790) Additional allowance (1) Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999; (2) The allowance for loan losses related to the lease portfolio amounts to: R$ (356,297) (R$ (344,140) at 06/30/2017); (3) Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of filing for bankruptcy; (4) For operations not covered in the previous item due to the classification of the client or operation; (5) Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil. At June 30, 2018, the balance of the allowance in relation to the loan portfolio is equivalent to 7.0% (7.8% at 06/30/2017). d) Renegotiated loan operations 06/30/2018 06/30/2017 Allowance for Allowance for (1) (1) % % Portfolio Portfolio Loan Losses Loan Losses Amended Credit Agreements 27,457,500 (10,958,849) 39.9% 26,385,631 (1 0,872,877) 41.2% (2) (9 ,946,871) 2 ,321,790 23.3% (8 ,499,416) 1,887,425 22.2% (-) Renegotiated loans overdue up to 30 days (2) 17,510,629 (8 ,637,059) 49.3% 17,886,215 (8,985,452) 50.2% Renegotiated loans overdue over 30 days (1) The amounts related to the lease portfolio are R$ 125,951 (R$ 153,077 at 06/30/2017). (2) Delays determined upon renegotiation. e) Restricted operations on assets See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002. 01/01 to 01/01 to 06/30/2018 06/30/2017 06/30/2018 06/30/2017 Over 365 Income Income 0 - 30 31 - 180 181 - 365 Total Total days (expenses) (expenses) Restricted operations on assets Loan operations 18,563 84,125 407,091 9,126,140 9,635,919 848,038 2,522,782 165,674 Liabilities - restricted operations on assets Foreign borrowing through securities 18,563 84,125 9,434,379 9,537,067 (855,542) 2,522,766 (165,889) Net revenue from restricted operations (7,504) (215) At June 30, 2018 and 2017 there were no balances in default.

f) Operations of sale or transfers and acquisitions of financial assets

I - Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 06/30/2018 where the entity substantially retained the related risks and benefits, is R$ 95,438 (R$ 120,188 at 06/30/2017), composed of real estate financing of R$ 87,205 (R$ 110,468 at 06/30/2017) and farming financing of R$ 8,233 (R$ 9,720 at 06/30/2017).

II- Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

Nature of operation	06/30/2018				06/30/2017			
	Assets		Liabilities (1)		Assets		Liabilities (1)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,103,033	2,018,831	2,096,250	2,012,048	2,623,983	2,645,438	2,621,809	2,643,264
Working capital	2,505,204	2,505,204	2,437,154	2,437,154	2,708,888	2,708,888	2,708,888	2,708,888
Vehicles (2)	-	-	1,803	1,803	-	-	3,146	3,146
Companies - loan (2)	-	-	3,351	3,351	-	-	5,843	5,843
Total	**4,608,237**	**4,524,035**	**4,538,558**	**4,454,356**	**5,332,871**	**5,354,326**	**5,339,686**	**5,361,141**

(1) Under Other sundry liabilities.

(2) Assignment of operations that had already been written down to losses.

The sale or transfer transactions involving financial assets that posted loss, with no retention of risk if benefits affected the result of the period by R$ 133,991 (R$ 29,901 from January 1 to June 30, 2017).

The sale or transfer transactions involving financial assets of the active portfolio, with no retention of risk and benefits totaled R$ 730,330 (R$ 222,194 at June 30, 2017) with effect on the result for the period of R$ 12,291 (R$ 7,407 from January 1 to June 30, 2017), net of the Allowance for Loan Losses.

As at June 30, 2018, financial assets were transferred without retention of risks and rewards between related companies in connection with those transactions whose likelihood of recovery was considered by Management as remote.

The portfolio transferred, in the amount of R$ 7,008,214 (R$ 10,556,672 at 06/30/2017) fully written down to losses, was realized for the amount of R$ 53,875 (R$ 141,565 at 06/30/2016) according to an external appraisal report. The transaction did not have impact on the consolidated results.

There were acquisitions of loan portfolios with the retention of assignor's risks during of period of 2018 the amount R$ 140,714.

Note 9 - Foreign exchange portfolio 06/30/2018 06/30/2017 Assets - other receivables 62,998,876 61,484,474 Exchange purchase pending settlement – foreign currency 35,024,870 32,410,389 Bills of exchange and term documents – foreign currency 6,446 17,318 Exchange sale rights – local currency 28,394,208 29,630,518 (Advances received) – local currency (426,648) (573,751) Liabilities – other liabilities (Note 2a) 62,654,097 62,075,153 Exchange sales pending settlement – foreign currency 28,185,191 30,200,253 Liabilities from purchase of foreign currency – local currency 34,261,278 31,696,786 Other 207,628 178,114 Memorandum accounts 1,820,101 1,371,365 Outstanding import credits – foreign currency 802,993 817,797 Confirmed export credits – foreign currency 1,017,108 553,568Note 9 - Foreign exchange portfolio 06/30/2018 06/30/2017 Assets - other receivables 62,998,876 61,484,474 Exchange purchase pending settlement – foreign currency 35,024,870 32,410,389 Bills of exchange and term documents – foreign currency 6,446 17,318 Exchange sale rights – local currency 28,394,208 29,630,518 (Advances received) – local currency (426,648) (573,751) Liabilities – other liabilities (Note 2a) 62,654,097 62,075,153 Exchange sales pending settlement – foreign currency 28,185,191 30,200,253 Liabilities from purchase of foreign currency – local currency 34,261,278 31,696,786 Other 207,628 178,114 Memorandum accounts 1,820,101 1,371,365 Outstanding import credits – foreign currency 802,993 817,797 Confirmed export credits – foreign currency 1,017,108 553,568

Note 10 – Funding, borrowing and onlending

a) Summary

	06/30/2018						06/30/2017	
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	229,847,824	37,286,891	21,516,024	142,777,816	431,428,555	44.1	354,580,640	38.3
Deposits received under securities repurchase agreements	215,281,744	11,713,777	14,854,926	74,456,139	316,306,586	32.3	341,558,257	36.9
Funds from acceptance and issuance of securities	5,925,540	23,721,309	14,738,530	70,623,052	115,008,431	11.8	108,082,182	11.7
Borrowing and onlending	5,452,463	19,842,257	14,444,124	22,133,636	61,872,480	6.3	69,529,978	7.5
Subordinated debt	217,176	4,537,909	317,129	48,853,116	53,925,330	5.5	52,104,210	5.6
Total	**456,724,747**	**97,102,143**	**65,870,733**	**358,843,759**	**978,541,382**	**100.0**	**925,855,267**	**100.0**
% per maturity term	46.7	9.9	6.7	36.7	**100.0**			
Total – 06/30/2017	**413,813,169**	**105,364,518**	**87,413,347**	**319,264,233**	**925,855,267**			
% per maturity term	44.7	11.4	9.4	34.5	**100.0**			

b) Deposits

	06/30/2018						06/30/2017	
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	71,089,457	-	-	-	71,089,457	16.5	65,453,197	18.4
Savings accounts	127,385,272	-	-	-	127,385,272	29.5	109,542,150	30.9
Interbank	1,158,164	871,973	760,429	52,454	2,843,020	0.7	2,686,391	0.8
Time deposits	30,212,283	36,414,918	20,755,595	142,725,362	230,108,158	53.3	176,896,782	49.9
Other deposits	2,648	-	-	-	2,648	0.0	2,120	0.0
Total	**229,847,824**	**37,286,891**	**21,516,024**	**142,777,816**	**431,428,555**	**100.0**	**354,580,640**	**100.0**
% per maturity term	53.3	8.6	5.0	33.1	100.0			
Total – 06/30/2017	**200,952,390**	**32,483,556**	**19,429,352**	**101,715,342**	**354,580,640**			
% per maturity term	56.6	9.2	5.5	28.7	100.0

c) Deposits received under securities repurchase agreements

	06/30/2018						06/30/2017	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	**52,482,658**	**10,606,816**	**11,845,044**	**13,103,119**	**88,037,637**	**27.8**	**102,370,453**	**29.9**
Government securities	44,617,145	453,512	9,519	4,315	45,084,491	14.3	4,843,631	1.4
Corporate Securities	6,448,583	-	-	-	6,448,583	2.0	4,835,162	1.4
Own issue	1,406,567	10,128,188	11,675,360	12,932,926	36,143,041	11.4	92,237,431	27.0
Foreign	10,363	25,116	160,165	165,878	361,522	0.1	454,229	0.1
Third-party portfolio	**155,245,579**	**37,333**	**-**	**-**	**155,282,912**	**49.1**	**182,994,666**	**53.6**
Free portfolio	**7,553,507**	**1,069,628**	**3,009,882**	**61,353,020**	**72,986,037**	**23.1**	**56,193,138**	**16.5**
Total	**215,281,744**	**11,713,777**	**14,854,926**	**74,456,139**	**316,306,586**	**100.0**	**341,558,257**	**100.0**
% per maturity term	68.1	3.7	4.7	23.5	100.0			
Total – 06/30/2017	**201,422,117**	**19,649,762**	**31,392,486**	**89,093,892**	**341,558,257**			
% per maturity term	59.0	5.7	9.2	26.1	100.0			

d) Funds from acceptance and issuance of securities

	06/30/2018						06/30/2017	
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	**5,017,138**	**19,735,183**	**9,761,170**	**32,633,622**	**67,147,113**	**58.4**	**62,168,274**	**57.5**
Financial	1,935,011	7,024,259	5,194,206	20,702,109	34,855,585	30.3	27,157,017	25.1
Real estate	1,678,509	8,067,833	1,647,217	3,436,770	14,830,329	12.9	18,871,894	17.5
Bill of credit related to agribusiness	1,403,618	4,643,091	2,919,747	8,494,743	17,461,199	15.2	16,139,363	14.9
Foreign securities	**851,794**	**2,448,338**	**3,136,351**	**37,031,786**	**43,468,269**	**37.8**	**41,695,183**	**38.6**
Brazil risk note programme	14,248	343,707	274,987	2,064,917	2,697,859	2.3	6,264,289	5.9
Structure note issued	74,512	910,367	722,902	4,125,359	5,833,140	5.1	5,346,421	4.9
Bonds	635,831	383,672	559,115	25,327,562	26,906,180	23.4	24,364,735	22.5
Fixed rate notes	92,184	516,698	1,446,636	2,867,739	4,923,257	4.3	3,091,975	2.9
Eurobonds	-	399	-	11,364	11,763	0.0	16,699	0.0
Mortgage notes	14,515	17,397	30,692	275,871	338,475	0.3	361,870	0.3
Other	20,504	276,098	102,019	2,358,974	2,757,595	2.4	2,249,194	2.1
Structured Operations Certificates (*)	**56,608**	**1,537,788**	**1,841,009**	**957,644**	**4,393,049**	**3.8**	**4,218,725**	**3.9**
Total	**5,925,540**	**23,721,309**	**14,738,530**	**70,623,052**	**115,008,431**	**100.0**	**108,082,182**	**100.0**
% per maturity term	5.2	20.6	12.8	61.4	**100.0**			
Total – 06/30/2017	**5,476,323**	**23,735,405**	**18,467,922**	**60,402,532**	**108,082,182**			
% per maturity term	5.0	22.0	17.1	55.9	**100.0**			

(*) As of June 30, 2018, the market value of the funding from Structured Operations Certificates issued is R$ 4,546,092 (R$ 4,418,309 at 06/30/2017) according to BACEN Circular Letter No. 3,623.

e) Borrowing and onlending

	06/30/2018						06/30/2017	
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	**4,645,926**	**16,931,752**	**11,434,406**	**8,639,624**	**41,651,708**	**67.3**	**42,336,751**	**60.9**
Domestic	1,157,883	-	-	1,664	1,159,547	1.9	1,677,360	2.4
Foreign (*)	3,488,043	16,931,752	11,434,406	8,637,960	40,492,161	65.4	40,659,391	58.5
Onlending	**806,537**	**2,910,505**	**3,009,718**	**13,494,012**	**20,220,772**	**32.7**	**27,193,227**	**39.1**
Domestic – official institutions	806,537	2,910,505	3,009,718	13,494,012	20,220,772	32.7	27,193,227	39.1
BNDES	370,331	1,246,311	1,276,586	6,511,920	9,405,148	15.2	12,513,627	18.0
FINAME	435,186	1,634,517	1,700,993	6,498,891	10,269,587	16.6	14,036,943	20.2
Other	1,020	29,677	32,139	483,201	546,037	0.9	642,657	0.9
Total	**5,452,463**	**19,842,257**	**14,444,124**	**22,133,636**	**61,872,480**	**100.0**	**69,529,978**	**100.0**
% per maturity term	8.8	32.1	23.3	35.8	**100.0**			
Total – 06/30/2017	**4,958,585**	**21,219,920**	**15,554,575**	**27,796,898**	**69,529,978**			
% per maturity term	7.1	30.5	22.4	40.0	**100.0**			

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f) Subordinated debt, including perpetual ones

	06/30/2018						06/30/2017	
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Financial treasury bills	217,176	4,537,909	186,540	4,491,675	9,433,300	17.5	20,579,884	39.5
Euronotes	-	-	-	30,565,142	30,565,142	56.7	26,148,134	50.2
Bonds	-	-	130,589	6,147,168	6,277,757	11.6	5,423,939	10.4
Debt instruments eligible as capital	-	-	-	7,663,805	7,663,805	14.2	-	0.0
(-) Transaction costs incurred (Note 4b)	-	-	-	(14,674)	(14,674)	(0.0)	(47,747)	(0.1)
Grand total (*)	**217,176**	**4,537,909**	**317,129**	**48,853,116**	**53,925,330**	**100.0**	**52,104,210**	**100.0**
% per maturity term	0.4	8.4	0.6	90.6	**100.0**			
Total – 06/30/2017	**1,003,754**	**8,275,875**	**2,569,012**	**40,255,569**	**52,104,210**			
% per maturity term	1.9	15.9	4.9	77.3	**100.0**			

(*) According to current legislation, the accounting balance of subordinated debt as of June 2018 was used for the calculation of reference equity as of December, 2012, totaling R$ 39,580,813.

Perpetual subordinate notes / Supplementary Capital (AT1), issued on December 12, 2017 and March 19, 2018, were approved by BACEN, increasing by 0.9 p.p. the Tier I Capital index of Itaú Unibanco.

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL					
	2,939,227	2012	2018	108% to 113% of CDI	3,400,833
	34,645			IPCA + 4.4% to 6.58%	64,454
	1,254,700			100% of CDI + 1.01% to 1.05%	1,271,667
	10,000			10.56%	18,130
	2,000	2011	2019	109% to 109.7% of CDI	4,120
	1,000	2012	2019	110% of CDI	2,025
	12,000			11.96%	24,752
	100,500			IPCA + 4.7% to 6.3%	177,913
	1,000	2012	2020	111% of CDI	2,039
	20,000			IPCA + 6% to 6.17%	42,256
	6,000	2011	2021	109.25% to 110.5% of CDI	12,713
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,384,168
	20,000			IGPM + 4.63%	28,230
				Total	**9,433,300**
Subordinated euronotes - USD					
	1,000,000	2010	2020	6.2%	3,898,606
	1,000,000		2021	5.75%	3,965,858
	750,000	2011	2021	5.75% to 6.2%	2,903,349
	550,000	2012	2021	6.2%	2,120,690
	2,625,000		2022	5.5% to 5.65%	10,301,739
	1,870,000		2023	5.13%	7,243,593
	20,000	2017		6.12%	77,365
	10,000	2018		6.5%	39,268
Subordinated bonds - CLP				**Total**	**30,550,468**
	11,048,394	2008	2022	7.4% to 7.99%	121,111
	32,720,912		2033	3.5% to 4.5%	237,558
	110,390,929		2033	4.8%	953,749
	98,151,772	2009	2035	4.8%	867,783
	2,000		2019	10.8%	2,713
	94,500		2019	IPC + 2%	127,876
	11,311,860	2010	2032	4.4%	83,920
	24,928,312		2035	3.9%	193,059
	125,191,110		2036	4.4%	918,458
	87,087,720		2038	3.9%	668,953
	68,060,124		2040	4.1%	515,043
	33,935,580		2042	4.4%	251,128
	104,000	2013	2023	IPC + 2%	138,726
	146,000		2028	IPC + 2%	194,781
	510,107	2014	2024	LIB	675,791
	47,307,480		2034	3.8%	327,108
Debt instruments eligible as capital - USD				**Total**	**6,277,757**
	1,230,000	2017		6.12%	4,757,965
	740,000	2018		6.5%	2,905,840
				Total	**7,663,805**
Total					**53,925,330**

Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING PRUDENTIAL, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: there are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. - Civil lawsuits: In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions. It should be mentioned that ITAÚ UNIBANCO HOLDING PRUDENTIAL is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation. Although ITAÚ UNIBANCO HOLDING PRUDENTIAL complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING PRUDENTIAL records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil (BCB), savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,878,995 (R$ 3,495,043 at 06/30/2017), in this amount there are no values resulting from interests in joint ventures. Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING PRUDENTIAL, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: there are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. - Civil lawsuits: In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions. It should be mentioned that ITAÚ UNIBANCO HOLDING PRUDENTIAL is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation. Although ITAÚ UNIBANCO HOLDING PRUDENTIAL complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING PRUDENTIAL records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil (BCB), savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,878,995 (R$ 3,495,043 at 06/30/2017), in this amount there are no values resulting from interests in joint ventures.

- **Labor claims**

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. The amounts considered as probable losses are recorded as provisions.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 114,932 (R$ 53,063 at 06/30/2017).

- **Other Risks**

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 06/30/2018				01/01 to 06/30/2017
	Civil	Labor	Other	Total	Total
Opening balance	**5,207,796**	**7,120,080**	**149,863**	**12,477,739**	**12,330,545**
(-) Contingencies guaranteed by indemnity clauses (Note 4m I)	(243,032)	(993,271)	-	(1,236,303)	(1,316,548)
Subtotal	**4,964,764**	**6,126,809**	**149,863**	**11,241,436**	**11,013,997**
Monetary restatement / charges	60,871	248,664	-	309,535	361,432
Changes in the period reflected in results (Notes 12f and 12i)	128,523	741,960	260,628	1,131,111	1,673,598
Increase (*)	362,723	831,798	260,929	1,455,450	2,016,324
Reversal	(234,200)	(89,838)	(301)	(324,339)	(342,726)
Payment	(568,286)	(1,206,648)	-	(1,774,934)	(1,850,172)
Subtotal	**4,585,872**	**5,910,785**	**410,491**	**10,907,148**	**11,198,855**
(+) Contingencies guaranteed by indemnity clauses (Note 4m I)	208,538	978,019	-	1,186,557	1,310,690
Closing balance	**4,794,410**	**6,888,804**	**410,491**	**12,093,705**	**12,509,545**
Closing balance at 06/30/2017	**5,148,153**	**7,116,642**	**244,750**	**12,509,545**	
Escrow deposits at 06/30/2018	**1,496,452**	**2,170,047**	**-**	**3,666,499**	
Escrow deposits at 06/30/2017	**1,492,708**	**2,198,349**	**-**	**3,691,057**	

(*) Civil provisions include the provision for economic plans amounting to R$ (176,116) (R$ 72,824 from January 1 to June 30, 2017) (Note 21k).

- **Tax and social security lawsuits**

  ITAÚ UNIBANCO HOLDING PRUDENTIAL classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

  Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

  The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits.

Provisions	01/01 to 06/30/2018			01/01 to 06/30/2017
	Legal obligation	Contingencies	Total	Total
Opening balance	**4,019,985**	**2,162,238**	**6,182,223**	**7,273,545**
(-) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	(66,190)	(66,190)	(63,343)
Subtotal	**4,019,985**	**2,096,048**	**6,116,033**	**7,210,202**
Monetary restatement / charges	54,841	120,385	175,226	364,660
Changes in the period reflected in results	(29,814)	(20,920)	(50,734)	45,016
Increase	85,443	144,335	229,778	249,352
Reversal	(115,257)	(165,255)	(280,512)	(204,336)
Payment	(173,720)	(14,562)	(188,282)	(12,390)
Subtotal	**3,871,292**	**2,180,951**	**6,052,243**	**7,607,488**
(+) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	66,692	66,692	65,207
Closing balance (Note 13c)	**3,871,292**	**2,247,643**	**6,118,935**	**7,672,695**
Closing balance at 06/30/2017 (Note 13c)	**3,940,136**	**3,732,559**	**7,672,695**	

Escrow deposits	01/01 to 06/30/2018			01/01 to 06/30/2017
	Legal obligation	Contingencies	Total	Total
Opening balance	**4,094,877**	**616,154**	**4,711,031**	**4,400,689**
Appropriation of income	68,649	6,384	75,033	91,810
Changes in the period	(100,371)	(13,874)	(114,245)	89,753
Reclassification	-	-	-	(17,501)
Deposited	77,242	5,403	82,645	120,877
Withdrawals	(33,102)	(7,786)	(40,888)	(12,067)
Reversals to income	(144,511)	(11,491)	(156,002)	(1,556)
Closing balance	**4,063,155**	**608,664**	**4,671,819**	**4,582,252**
Closing balance at 06/30/2017	**4,050,394**	**531,858**	**4,582,252**	

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

- CSLL – Isonomy – R$ 1,307,547: the company is discussing the lack of constitutional support for the increase, established by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,291,623;

- PIS and COFINS – Calculation basis – R$ 609,961: the company is challenging the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 603,108;

- INSS – Non-compensatory amounts – R$ 631,350: the non-levy of social security contribution on amounts paid as profit sharing is defended.

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 19,704,253, are described below:

- INSS – Non-compensatory amounts – R$ 5,001,428: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,570,283: the company is discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

- IRPJ and CSLL – Goodwill – Deduction – R$ 2,630,442: the deductibility of goodwill with future expected profitability on the acquisition of investments;

- IRPJ and CSLL – Interest on capital – R$ 1,454,248: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders' equity for the year and for prior years;

- IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,291,586: cases in which the liquidity and the ability of offset credits are discussed;

- ISS – Banking Institutions – R$ 1,083,859: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

- IRPJ / CSLL – Deductibility of Losses in Credit Operations – R$ 748,582 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c) Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,031,838 (R$ 1,145,150 at 06/30/2017) (Note 12a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d) Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	06/30/2018	06/30/2017
Securities (basically financial treasury bills – Note 7b)	753,981	920,966
Deposits in guarantee	4,221,089	4,244,905

ITAÚ UNIBANCO PRUDENTIAL's litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO PRUDENTIAL is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Note 12 - Breakdown of accounts

a) Other sundry receivables

	06/30/2018	06/30/2017
Social contribution for offset (Note 13b I)	604,145	632,447
Taxes and contributions for offsetting	7,636,711	6,576,583
Escrow deposits for foreign fund raising program	844,200	526,499
Receivables from reimbursement of contingent liabilities (Note 11c)	1,031,838	1,145,150
Receivables from reimbursement of contingent liabilities	2,202,749	2,257,103
(Allowance for loan losses)	(1,170,911)	(1,111,953)
Sundry domestic debtors	3,001,936	1,363,489
Premiums from loan operations	155,470	568,291
Sundry foreign debtors	987,049	2,361,817
Retirement plan assets (Note 18)	1,070,997	1,088,301
Recoverable payments	35,333	32,520
Salary advances	358,450	290,008
Amounts receivable from related companies	98,210	109,516
Operations without credit granting characteristics	2,140,318	2,490,764
Securities and credits receivable	3,644,209	3,092,179
(Allowance for loan losses)	(1,503,891)	(601,415)
Other	884,347	462,931
Total	**18,849,004**	**17,648,316**

b) Prepaid expenses

	06/30/2018	06/30/2017
Commissions (*)	323,101	663,790
Related to vehicle financing	23,218	66,809
Linked to Payroll Advance Loans	143,924	437,779
Other	155,959	159,202
Advertising	527,858	334,075
Other	1,075,735	1,065,469
Total	**1,926,694**	**2,063,334**

(*) In the second quarter of 2018, the impact on income from commissions from local correspondents, as described in Note 4g, was R$ 202,266 (R$ 192,496 at 06/30/2017).

c) Other sundry liabilities

	06/30/2018	06/30/2017
Liabilities from Payment Transactions (Note 4e)	33,712,064	30,070,126
Provisions for sundry payments	3,588,876	2,334,154
Personnel provision	1,866,117	1,698,487
Sundry creditors - local	2,156,953	2,486,461
Sundry creditors - foreign	3,870,895	3,997,022
Liabilities for official agreements and rendering of payment services	899,101	816,584
Provision for Citibank integration expenditures	504,300	-
Creditors of funds to be released	1,202,459	757,374
Funds from consortia participants	200,927	158,781
Provision for Retirement Plan Benefits (Note 18)	768,948	780,321
Provision financial guarantees provided (Note 8c)	1,810,014	1,884,402
Liabilities for purchase of assets and rights	155,011	171,265
Liabilities from transactions related to credit assignments (Note 8f)	4,538,558	5,339,686
Liabilities from sales operations or transfer of financial assets	35,635	37,443
Other	5,640,981	5,145,740
Total	**60,950,839**	**55,677,846**

d) Banking service fees 01/01 to 01/01 to 06/30/2018 06/30/2017 Asset management 2,837,430 2,439,397 Funds management fees 2,517,649 2,128,987 Consortia management fees 319,781 310,410 Consortia management fee 348,889 397,161 Current account services Credit cards - Relationship with stores 5,233,486 5,080,410 Relationship with stores 5,233,433 5,080,358 Credit card processing 53 52 Sureties and credits granted 1,327,607 1,272,719 Loan operations 566,879 520,034 Guarantees provided 760,728 752,685 Receipt services 896,689 813,983 Collection fees 761,566 684,092 Collection services 135,123 129,891 Other 1,499,862 1,413,156 Custody services and management of portfolio 211,774 197,933 Economic and financial advisory 370,086 308,745 Foreign exchange services 74,974 57,661 Other services 843,028 848,817 12,143,963 11,416,826 Total e) Income from bank charges 01/01 to 01/01 to 06/30/2018 06/30/2017 Loan operations / registration 436,742 445,613 Credit cards – annual fees and other services 1,877,391 1,740,554 Deposit account 103,115 96,429 Transfer of funds 189,962 139,163 Income from securities brokerage 395,035 298,566 Service package fees 3,238,044 3,024,646 Total 6,240,289 5,744,971d) Banking service fees 01/01 to 01/01 to 06/30/2018 06/30/2017 Asset management 2,837,430 2,439,397 Funds management fees 2,517,649 2,128,987 Consortia management fees 319,781 310,410 Consortia management fee 348,889 397,161 Current account services Credit cards - Relationship with stores 5,233,486 5,080,410 Relationship with stores 5,233,433 5,080,358 Credit card processing 53 52 Sureties and credits granted 1,327,607 1,272,719 Loan operations 566,879 520,034 Guarantees provided 760,728 752,685 Receipt services 896,689 813,983 Collection fees 761,566 684,092 Collection services 135,123 129,891 Other 1,499,862 1,413,156 Custody services and management of portfolio 211,774 197,933 Economic and financial advisory 370,086 308,745 Foreign exchange services 74,974 57,661 Other services 843,028 848,817 12,143,963 11,416,826 Total e) Income from bank charges 01/01 to 01/01 to 06/30/2018 06/30/2017 Loan operations / registration 436,742 445,613 Credit cards – annual fees and other services 1,877,391 1,740,554 Deposit account 103,115 96,429 Transfer of funds 189,962 139,163 Income from securities brokerage 395,035 298,566 Service package fees 3,238,044 3,024,646 Total 6,240,289 5,744,971

f) **Personnel expenses**

	01/01 to 06/30/2018	01/01 to 06/30/2017
Compensation	(4,297,832)	(4,096,205)
Charges	(1,469,760)	(1,378,953)
Welfare benefits (Note 18)	(1,800,800)	(1,644,054)
Training	(106,197)	(98,689)
Labor claims and termination of employees (Note 11b)	(950,133)	(1,322,406)
Stock Option Plan	(108,381)	(100,043)
Total	**(8,733,103)**	**(8,640,350)**
Employees' profit sharing	(1,863,977)	(1,558,736)
Total including employees' profit sharing	**(10,597,080)**	**(10,199,086)**

g) **Other administrative expenses**

	01/01 to 06/30/2018	01/01 to 06/30/2017
Data processing and telecommunications	(2,026,057)	(1,977,153)
Depreciation and amortization	(1,257,393)	(1,075,131)
Installations	(1,725,818)	(1,650,217)
Third-party services	(2,084,726)	(2,023,254)
Financial system services	(398,840)	(383,528)
Advertising, promotions and publication	(640,537)	(499,581)
Transportation	(166,302)	(165,693)
Materials	(155,152)	(154,526)
Security	(379,733)	(363,192)
Travel expenses	(104,997)	(95,506)
Other	(637,353)	(570,352)
Total	**(9,576,908)**	**(8,958,133)**

h) **Other operating revenue**

	01/01 to 06/30/2018	01/01 to 06/30/2017
Reversal of operating provisions	24,200	38,312
Recovery of charges and expenses	90,193	65,078
Other	327,619	368,711
Total	**442,012**	**472,101**

i) **Other operating expenses**

	01/01 to 06/30/2018	01/01 to 06/30/2017
Provision for contingencies (Note 11b)	(393,062)	(550,852)
Civil lawsuits	(128,523)	(594,946)
Tax and social security contributions	(3,911)	30,469
Other	(260,628)	13,625
Selling - credit cards	(1,817,656)	(1,665,527)
Claims	(159,815)	(149,642)
Refund of interbank costs	(140,830)	(152,161)
Amortization of goodwill on investments and acquisition	(1,598,905)	(1,551,700)
Impairment – Operations with no Credit Granting Characteristics	(573,208)	(198,389)
Impairment – Other receivables Sundry	(167,363)	-
Other	(926,240)	(820,221)
Total	**(5,777,079)**	**(5,088,492)**

Note 13 - Taxes a) Composition of expenses for taxes and contributions I - Statement of calculation of income tax and social contribution: 01/01 to 01/01 to Due on operations for the period 06/30/2018 06/30/2017 11,106,630 1 4,896,631 Income before income tax and social contribution (4,997,984) (6,703,484) Charges (income tax and social contribution) at the rates in effect (Note 4n) Increase/decrease to income tax and social contribution charges arising from: Investments in affiliates 1 ,763,636 7 25,778 3 ,049,841 2 80,446 Foreign exchange variation on investments abroad Interest on capital 1,831,005 1,919,395 Dividends and interest on external debt bonds 231,977 2 19,925 (*) (5 ,423,294) 1 ,374,249 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (3 ,544,819) (2,183,691) Related to temporary differences Increase (reversal) for the period 3 ,584,429 (1,369,529) 6 23,295 (14,525) Increase (reversal) of prior periods (Expenses)/Income from deferred taxes 4 ,207,724 (1,384,054) Total income tax and social contribution expenses 662,905 (3,567,745) (*) Includes temporary (additions) and exclusions. II - Composition of tax expenses: 01/01 to 01/01 to 06/30/2018 06/30/2017 PIS and COFINS (1,738,266) (2,425,704) ISS (644,900) (523,756) Other (333,861) (296,213) Total (Note 4n) (2,717,027) (3,245,673) III- Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force. Note 13 - Taxes a) Composition of expenses for taxes and contributions I - Statement of calculation of income tax and social contribution: 01/01 to 01/01 to Due on operations for the period 06/30/2018 06/30/2017 11,106,630 1 4,896,631 Income before income tax and social contribution (4,997,984) (6,703,484) Charges (income tax and social contribution) at the rates in effect (Note 4n) Increase/decrease to income tax and social contribution charges arising from: Investments in affiliates 1 ,763,636 7 25,778 3 ,049,841 2 80,446 Foreign exchange variation on investments abroad Interest on capital 1,831,005 1,919,395 Dividends and interest on external debt bonds 231,977 2 19,925 (*) (5 ,423,294) 1 ,374,249 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (3 ,544,819) (2,183,691) Related to temporary differences Increase (reversal) for the period 3 ,584,429 (1,369,529) 6 23,295 (14,525) Increase (reversal) of prior periods (Expenses)/Income from deferred taxes 4 ,207,724 (1,384,054) Total income tax and social contribution expenses 662,905 (3,567,745) (*) Includes temporary (additions) and exclusions. II - Composition of tax expenses: 01/01 to 01/01 to 06/30/2018 06/30/2017 PIS and COFINS (1,738,266) (2,425,704) ISS (644,900) (523,756) Other (333,861) (296,213) Total (Note 4n) (2,717,027) (3,245,673) III- Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

b) Deferred taxes I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows: Provisions Deferred Tax Assets Realization / 06/30/2017 06/30/2018 12/31/2017 Increase 06/30/2018 06/30/2017 Reversal Reflected in income and expense accounts 47,806,385 (12,473,915) 7,084,098 42,416,568 49,223,865 Allowance for loan losses 68,256,072 59,224,007 28,435,246 (4,979,179) 841,781 24,297,848 29,185,368 Related to income tax and social contribution loss carryforwards 5,907,408 (2,273,836) 1,604,119 5,237,691 6,714,003 Provision for profit sharing 2,638,693 2,987,185 1,815,396 (1,815,396) 1,265,489 1,265,489 1,115,629 Provision for devaluation of securities with permanent impairment 2,900,280 4,072,855 1,293,652 (500,070) 832,288 1,625,870 1,166,091 Adjustment to market value of securities and derivative financial instruments (assets/liabilities) 524,266 1,066,876 207,430 (207,430) 474,772 474,772 219,240 Adjustments of operations carried out on the futures settlement market 1,282,467 473,990 299,754 (299,754) 228,851 228,851 540,353 Goodwill on purchase of investments 887,907 1,104,180 513,191 (45,550) 138,482 606,123 312,032 Provision for contingent liabilities 13,926,903 11,918,876 5,081,348 (833,295) 599,693 4,847,746 5,818,327 Civil lawsuits 4,777,325 4,360,043 1,949,298 (258,212) 83,999 1,775,085 1,942,347 Labor claims 5,417,019 5,311,190 2,159,043 (494,165) 396,344 2,061,222 2,196,328 Tax and social security contributions 3,732,559 2,247,643 973,007 (80,918) 119,350 1,011,439 1,679,652 Legal obligation - tax and social security contributions 2,288,789 1,093,520 331,588 (32,323) 83,731 382,996 244,240 Other non-deductible provisions 9,001,798 9,033,278 3,921,372 (1,487,082) 1,014,892 3,449,182 3,908,582 Reflected in stockholders’ equity accounts 1,260,627 (39) 784,238 2,044,826 1,591,357 Adjustment to market value of available-for-sale securities 868,827 2,109,964 160,591 (39) 778,700 939,252 383,631 Cash flow hedge 2,667,273 2,433,638 1,099,305 - 4,841 1,104,146 1,200,272 Provision for retirement plan benefits 16,564 3,504 731 - 697 1,428 7,454 (*) Total 1 05,259,839 9 5,521,873 49,067,012 (12,473,954) 7,868,336 44,461,394 50,815,222 Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 611,140 (6,995) - 6 04,145 6 32,447 2,158-35 of August 24, 2001 (*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For subsidiaries, Itaú Unibanco S.A e Banco Itaucard S.A, a requirement has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution no. 4,441/15 and Circular no. 3,776/15.b) Deferred taxes I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows: Provisions Deferred Tax Assets Realization / 06/30/2017 06/30/2018 12/31/2017 Increase 06/30/2018 06/30/2017 Reversal Reflected in income and expense accounts 47,806,385 (12,473,915) 7,084,098 42,416,568 49,223,865 Allowance for loan losses 68,256,072 59,224,007 28,435,246 (4,979,179) 841,781 24,297,848 29,185,368 Related to income tax and social contribution loss carryforwards 5,907,408 (2,273,836) 1,604,119 5,237,691 6,714,003 Provision for profit sharing 2,638,693 2,987,185 1,815,396 (1,815,396) 1,265,489 1,265,489 1,115,629 Provision for devaluation of securities with permanent impairment 2,900,280 4,072,855 1,293,652 (500,070) 832,288 1,625,870 1,166,091 Adjustment to market value of securities and derivative financial instruments (assets/liabilities) 524,266 1,066,876 207,430 (207,430) 474,772 474,772 219,240 Adjustments of operations carried out on the futures settlement market 1,282,467 473,990 299,754 (299,754) 228,851 228,851 540,353 Goodwill on purchase of investments 887,907 1,104,180 513,191 (45,550) 138,482 606,123 312,032 Provision for contingent liabilities 13,926,903 11,918,876 5,081,348 (833,295) 599,693 4,847,746 5,818,327 Civil lawsuits 4,777,325 4,360,043 1,949,298 (258,212) 83,999 1,775,085 1,942,347 Labor claims 5,417,019 5,311,190 2,159,043 (494,165) 396,344 2,061,222 2,196,328 Tax and social security contributions 3,732,559 2,247,643 973,007 (80,918) 119,350 1,011,439 1,679,652 Legal obligation - tax and social security contributions 2,288,789 1,093,520 331,588 (32,323) 83,731 382,996 244,240 Other non-deductible provisions 9,001,798 9,033,278 3,921,372 (1,487,082) 1,014,892 3,449,182 3,908,582 Reflected in stockholders’ equity accounts 1,260,627 (39) 784,238 2,044,826 1,591,357 Adjustment to market value of available-for-sale securities 868,827 2,109,964 160,591 (39) 778,700 939,252 383,631 Cash flow hedge 2,667,273 2,433,638 1,099,305 - 4,841 1,104,146 1,200,272 Provision for retirement plan benefits 16,564 3,504 731 - 697 1,428 7,454 (*) Total 1 05,259,839 9 5,521,873 49,067,012 (12,473,954) 7,868,336 44,461,394 50,815,222 Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 611,140 (6,995) - 6 04,145 6 32,447 2,158-35 of August 24, 2001 (*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For subsidiaries, Itaú Unibanco S.A e Banco Itaucard S.A, a requirement has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution no. 4,441/15 and Circular no. 3,776/15.

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2017	Realization / Reversal	Increase	06/30/2018	06/30/2017
Reflected in income and expense accounts	**13,336,320**	**(11,176,451)**	**2,966,436**	**5,126,305**	**13,265,089**
Depreciation in excess – leasing	613,348	(78,209)	-	535,139	844,625
Restatement of escrow deposits and contingent liabilities	1,146,455	(8,159)	55,381	1,193,677	1,139,831
Provision for pension plan benefits	163,165	(12,920)	150,074	300,319	164,495
Adjustment to market value of securities and derivative financial instruments	8,498,725	(8,498,725)	1,185,839	1,185,839	8,263,977
Adjustments of operations carried out on the futures settlement market	1,575,716	(1,575,716)	1,567,064	1,567,064	1,589,395
Taxation of results abroad – capital gains	7	(7)	-	-	80
Other	1,338,904	(1,002,715)	8,078	344,267	1,262,686
Reflected in stockholders' equity accounts	**29,489**	**(17,339)**	**155,998**	**168,148**	**11,669**
Adjustment to market value of available-for-sale securities	20,512	(17,339)	145,293	148,466	2,718
Provision for pension plan benefits (*)	8,977	-	10,705	19,682	8,951
Total	**13,365,809**	**(11,193,790)**	**3,122,434**	**5,294,453**	**13,276,758**

(*) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4,424/15 (Note 18).

III - The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2018, are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Temporary contribution for income tax % % taxes % contribution loss % Total % % offset and social differences carryforwards contribution 2018 1 3,537,731 34% 6 2,562 1% 1 3,600,293 30% 6 ,132 1% (443,552) 9% 1 3,162,873 33% 2019 1 2,182,799 31% 138,190 3% 1 2,320,989 28% 6 3,880 11% (1,284,111) 24% 1 1,100,758 28% 2020 3 ,069,315 8% 1,552,902 30% 4 ,622,217 10% 4 85,323 80% (226,839) 4% 4 ,880,701 12% 2021 3 ,698,497 9% 1 ,884,678 36% 5 ,583,175 13% - 0% (1,700,360) 32% 3 ,882,815 10% 2022 1 ,805,973 5% 1 ,574,471 30% 3 ,380,444 8% 4 8,810 8% (255,015) 5% 3 ,174,239 8% 4 ,929,388 13% 2 4,888 0% 4 ,954,276 11% - 0% (1,384,576) 26% 3 ,569,700 9% after 2022 3 9,223,703 100% 5 ,237,691 100% 4 4,461,394 100% 6 04,145 100% (5,294,453) 100% 3 9,771,086 100% Total (*) Present value 3 5,554,218 4,953,810 40,508,028 548,162 (4,596,510) 3 6,459,680 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income. IV- Considering the temporary effects introduced by Law No. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 06/30/2018 and 06/30/2017, there are no unrecognized tax credits. c) Tax and social security contributions 06/30/2018 06/30/2017 Taxes and contributions on income payable 1,960,170 1,468,996 Taxes and contributions payable 1,727,385 1,735,281 Provision for deferred income tax and social contribution (Note 13b II) 5,294,453 13,276,758 Legal liabilities – tax and social security (Note 11b) 3,871,292 3,940,136 Total 12,853,300 20,421,171 d) Taxes paid or provided for and withheld from third parties The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation. 06/30/2018 06/30/2017 Taxes paid or provided for 9,005,537 7,811,240 Taxes withheld and collected from third parties 8,103,889 8,314,942 Total 17,109,426 16,126,182III - The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2018, are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Temporary contribution for income tax % % taxes % contribution loss % Total % % offset and social differences carryforwards contribution 2018 1 3,537,731 34% 6 2,562 1% 1 3,600,293 30% 6 ,132 1% (443,552) 9% 1 3,162,873 33% 2019 1 2,182,799 31% 138,190 3% 1 2,320,989 28% 6 3,880 11% (1,284,111) 24% 1 1,100,758 28% 2020 3 ,069,315 8% 1,552,902 30% 4 ,622,217 10% 4 85,323 80% (226,839) 4% 4 ,880,701 12% 2021 3 ,698,497 9% 1 ,884,678 36% 5 ,583,175 13% - 0% (1,700,360) 32% 3 ,882,815 10% 2022 1 ,805,973 5% 1 ,574,471 30% 3 ,380,444 8% 4 8,810 8% (255,015) 5% 3 ,174,239 8% 4 ,929,388 13% 2 4,888 0% 4 ,954,276 11% - 0% (1,384,576) 26% 3 ,569,700 9% after 2022 3 9,223,703 100% 5 ,237,691 100% 4 4,461,394 100% 6 04,145 100% (5,294,453) 100% 3 9,771,086 100% Total (*) Present value 3 5,554,218 4,953,810 40,508,028 548,162 (4,596,510) 3 6,459,680 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income. IV- Considering the temporary effects introduced by Law No. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 06/30/2018 and 06/30/2017, there are no unrecognized tax credits. c) Tax and social security contributions 06/30/2018 06/30/2017 Taxes and contributions on income payable 1,960,170 1,468,996 Taxes and contributions payable 1,727,385 1,735,281 Provision for deferred income tax and social contribution (Note 13b II) 5,294,453 13,276,758 Legal liabilities – tax and social security (Note 11b) 3,871,292 3,940,136 Total 12,853,300 20,421,171 d) Taxes paid or provided for and withheld from third parties The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation. 06/30/2018 06/30/2017 Taxes paid or provided for 9,005,537 7,811,240 Taxes withheld and collected from third parties 8,103,889 8,314,942 Total 17,109,426 16,126,182

Note 14 – Permanent Assets

a) Investments

I) Composition of investments

	Number of shares held			% Participation at 06/30/2018	06/30/2018				06/30/2017	
	Common	Preferred	Quotas		Stockholders' equity	Net income	Investment [1]	Equity in earnings [1]	Investment [1]	Equity in earnings [1]
Domestic							**22,239,200**	**4,021,299**	**19,569,372**	**1,645,660**
BSF Holding S.A [2a]	616,973,700	-	-	49.00%	2,184,957	198,888	1,171,478	97,455	1,149,815	52,429
Cia Itaú Capitalização	318,709	-	-	47.50%	737,007	128,328	350,080	60,934	372,702	92,723
Conectcar Soluções De Mobilidade Eletrônica S.A. [2b]	193,768,000	-	-	50.00%	137,839	(16,612)	172,548	(8,306)	173,115	(8,920)
Investimentos Bemge S.A.	675,541	-	-	86.81%	213,642	4,059	185,467	3,523	177,530	5,984
Itaú Administração Previdenciária Ltda	-	-	538,571,667	100.00%	191,478	13,690	191,465	13,690	161,138	14,113
Itaú BBA Participações S.A.	548,954	-	-	100.00%	2,189,473	117,821	1,823,041	113,803	1,635,617	130,924
Itaú Participação Ltda.	-	-	90,000,000	100.00%	282,787	4,162	282,787	4,162	272,983	9,196
Itaú Vida e Previdência S. A.	304,663,062	-	-	34.33%	2,563,419	272,128	880,105	93,430	1,286,603	61,285
Itauseg Participações S.A.	5,071,251,017	-	-	100.00%	9,223,604	657,400	9,221,128	658,328	7,664,229	731,342
Itauseg Saúde S.A.	12,750,985,600	-	-	53.72%	1,132,224	79,874	608,229	42,908	461,826	47,815
ITB Holding Brasil Participações Ltda.	-	-	3,976,472,348	100.00%	17,392,898	2,910,324	1,277,554	2,653,290	1,016,845	244,498
Marcep Corretagem de Seguros S.A.	151,575,196	11,397,744	-	48.13%	1,169,673	222,025	563,914	106,853	410,488	80,928
Provar Negócios de Varejo Ltda	-	-	304,624,820	100.00%	2,328,867	44,632	2,328,808	44,631	2,240,156	72,667
Recovery do Brasil Consultoria S.A. [2c]	23,394,027	-	-	96.00%	107,650	16,218	644,422	15,569	699,428	3,211
Other [3]							2,538,174	121,029	1,846,897	107,465
Foreign							**2,707,026**	**255,541**	**2,321,785**	**38,908**
BICSA Holdings Ltd.	-	-	330,860,745	100.00%	2,036,502	81,838	1,987,400	82,261	1,691,200	(18,403)
CorpBanca Corredora de Seguro S.A.	435,730,592	-	-	99.96%	126,701	44,271	126,655	44,272	50,916	18,129
Itaú Asesorías Financeiras S.A.	29,997	-	-	99.99%	27,651	20,039	27,648	20,037	22,686	6,501
Itaú Asia Securities LTD [4]	161,116,850	-	-	100.00%	77,996	(873)	77,996	(1,142)	69,681	(1,295)
Itaú Administradora General de Fondos S.A.	16,609	-	-	99.99%	56,117	18,915	56,110	18,913	25,814	11,670
Itaú Chile Corredora de Seguros Ltda. [5]	-	-	-	-	-	24,144	-	24,120	38,587	23,007
Itaú Europa Luxembourg S.A.	9,767	-	-	100.00%	863,507	40,979	143,565	18,945	134,581	(43,059)
Jasper International Investment LLC	42,487,620	-	-	100.00%	1,910	(72)	1,910	(72)	1,873	(48)
Unión Capital AFAP S.A.	148,966,409	-	-	100.00%	96,277	22,015	96,277	22,015	89,390	26,077
Other							189,465	26,192	197,057	16,329
Total							**24,946,226**	**4,276,840**	**21,891,157**	**1,684,568**

(1) Investment amounts and net result of consolidated entities' equity in earnings, in compliance with the provisions of BACEN Circular Nº 3,701, of March 13, 2014;
(2) At 06/30/2018 includes goodwill in the amount of a) R$ 100,849 (R$ 180,120 at 06/30/2017); b) R$ 103,629 (115,820 at 06/30/2017) and c) R$ 533,997 (R$ 597,929 at 06/30/2017);
(3) Includes equity in earnings not arising from net income;
(4) Includes foreign exchange variation of R$ (269) (R$ 248 at 06/30/2017); For the other companies abroad, as from January 2017, exchange variation became part of the shareholders' equity, in compliance with Resolution Nº 4,524 of September 29, 2016;
(5) Company incorporated on April 30 2018.

II) Other investments 06/30/2018 06/30/2017 Other investments 4 64,141 6 74,629 Shares and quotas 18,906 5 3,281 Investments through tax incentives 142,803 142,803 Equity securities 12,369 12,369 Other 2 90,063 466,176 (Allowance for loan losses) (1 49,507) (149,517) Total 314,634 525,112 Equity - Other investments 2 4,547 6,309II) Other investments 06/30/2018 06/30/2017 Other investments 4 64,141 6 74,629 Shares and quotas 18,906 5 3,281 Investments through tax incentives 142,803 142,803 Equity securities 12,369 12,369 Other 2 90,063 466,176 (Allowance for loan losses) (1 49,507) (149,517) Total 314,634 525,112 Equity - Other investments 2 4,547 6,309

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

Real estate in use [1]	Fixed assets under construction	Real Estate in Use [2] [3]		Other Fixed Assets [2] [3]					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 12/31/2017	**355,722**	**599,664**	**2,469,358**	**2,190,922**	**1,890,418**	**1,126,928**	**6,410,953**	**1,143,244**	**16,187,209**
Acquisitions	152,520	-	-	15,711	943	29,646	246,673	53,888	499,381
Disposals	-	(2,851)	(46,700)	(32,894)	(3,471)	(14,116)	(86,691)	(6,503)	(193,226)
Exchange variation	7,198	10,167	(2,621)	83,948	13,463	26,144	38,864	4,520	181,683
Transfers	(82,131)	-	37,645	30,320	14,166	-	-	-	-
Other	-	(129)	(226)	90,878	(5,660)	3,373	(4,515)	921	84,642
Balance at 06/30/2018	**433,309**	**606,851**	**2,457,456**	**2,378,885**	**1,909,859**	**1,171,975**	**6,605,284**	**1,196,070**	**16,759,689**
Depreciation									
Balance at 12/31/2017	**-**	**-**	**(1,380,851)**	**(1,368,252)**	**(1,104,142)**	**(694,125)**	**(5,041,032)**	**(749,327)**	**(10,337,729)**
Depreciation expenses	-	-	(31,845)	(94,677)	(74,925)	(46,895)	(308,476)	(58,025)	(614,843)
Disposals	-	-	12,671	21,658	1,991	10,083	78,483	5,331	130,217
Exchange variation	-	-	(480)	(48,182)	1,580	(14,587)	(46,004)	(4,401)	(112,074)
Other	-	-	190	(83,778)	(342)	(8,132)	7,316	(13,687)	(98,433)
Balance at 06/30/2018	**-**	**-**	**(1,400,315)**	**(1,573,231)**	**(1,175,838)**	**(753,656)**	**(5,309,713)**	**(820,109)**	**(11,032,862)**
Impairment									
Balance at 12/31/2017	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2018	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Book value									
Balance at 06/30/2018	**433,309**	**606,851**	**1,057,141**	**805,654**	**734,021**	**418,319**	**1,295,571**	**375,961**	**5,726,827**
Balance at 06/30/2017	**198,860**	**596,918**	**1,299,111**	**744,685**	**831,979**	**498,477**	**1,396,097**	**412,219**	**5,978,346**

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 138,807 achievable by 2019.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 11d).

(3) Includes the amount of R$ 3,040 (R$ 3,548 at 06/30/2017) related to attached real estate.

II) Goodwill Changes Amortization Balance at Balance at Balance at Amortization Exchange period 12/31/2017 06/30/2018 06/30/2017 expenses variation Goodwill (Notes 2b and 4j) 10 years 669,521 (125,426) 965 545,060 794,843 II) Goodwill Changes Amortization Balance at Balance at Balance at Amortization Exchange period 12/31/2017 06/30/2018 06/30/2017 expenses variation Goodwill (Notes 2b and 4j) 10 years 669,521 (125,426) 965 545,060 794,843

III) Intangible assets

Intangible [1]	Rights for acquisition of payroll [2]	Other intangible assets					Total
		Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%	
Cost							
Balance at 12/31/2017	**1,059,890**	**2,452,107**	**4,484,702**	**4,342,732**	**20,015,147**	**1,037,901**	**33,392,479**
Acquisitions	153,290	1,000	337,925	147,323	-	-	639,538
Disposals	(90,719)	(19,626)	(310,302)	(1,413)	-	-	(422,060)
Exchange variation	-	124,593	342,943	-	661,037	94,808	1,223,381
Other	10,300	74,288	14,526	46,897	-	(5,287)	140,724
Balance at 06/30/2018	**1,132,761**	**2,632,362**	**4,869,794**	**4,535,539**	**20,676,184**	**1,127,422**	**34,974,062**
Amortization							
Balance at 12/31/2017	**(471,372)**	**(646,902)**	**(1,986,769)**	**(1,256,833)**	**(11,346,215)**	**(494,354)**	**(16,202,445)**
Amortization expenses [3]	(108,827)	(110,204)	(284,712)	(320,027)	(1,409,644)	(14,723)	(2,248,137)
Disposals	90,719	19,626	310,302	-	-	-	420,647
Exchange variation	-	(110,524)	(217,963)	-	(136,557)	(67,561)	(532,605)
Other	(1,069)	73,528	5,084	(46,897)	-	-	30,646
Balance at 06/30/2018	**(490,549)**	**(774,476)**	**(2,174,058)**	**(1,623,757)**	**(12,892,416)**	**(576,638)**	**(18,531,894)**
Impairment [4]							
Balance at 12/31/2017	**-**	**-**	**(54,286)**	**(342,475)**	**-**	**-**	**(396,761)**
Additions/ assumptions	-	-	(167,003)	(360)	-	-	(167,363)
Disposals	-	-	(10,250)	-	-	-	(10,250)
Balance at 06/30/2018	**-**	**-**	**(231,539)**	**(342,835)**	**-**	**-**	**(574,374)**
Book value							
Balance at 06/30/2018	**642,212**	**1,857,886**	**2,464,197**	**2,568,947**	**7,783,768**	**550,784**	**15,867,794**
Balance at 06/30/2017	**495,221**	**1,319,123**	**2,114,936**	**2,529,003**	**9,234,632**	**537,656**	**16,230,571**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 813,131 achievable by 2020.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 12).

Note 15 – Stockholders' equity a) Shares At the Meeting of the Board of Directors held on December 15, 2017 and February 22, 2018, the cancellation of 31,793,105 and 14,424,206, respectively, common shares of own issue and held in treasury was approved, with no change in capital, upon capitation of the amounts recorded in Revenue Reserves – Statutory Reserve. As a result of this last cancellation, capital is represented by 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital amounts to R$ 97,148,000 (R$ 97,148,000 at June 30, 2017), of which R$ 65,426,797 (R$ 66,257,941 at June 30, 2017) refers to stockholders domiciled in the country and R$ 31,721,203 (R$ 30,890,059 at June 30, 2017) refers to stockholders domiciled abroad. The consequent statutory change in the number of shares will be resolved in the next Annual Stockholders’ Meeting. The table below shows the change in shares of capital stock and treasury shares during the period: Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2 ,135,149,591 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6 ,550,514,438 (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) Shares of capital stock at 06/30/2018 3 ,305,526,906 3 ,230,563,326 6 ,536,090,232 Residents in Brazil at 06/30/2018 3 ,282,781,277 1 ,119,115,278 4 ,401,896,555 Residents abroad at 06/30/2018 2 2,745,629 2 ,111,448,048 2 ,134,193,677 (1) Treasury shares at 12/31/2017 1 4,424,206 7 1,459,714 8 5,883,920 (2,742,767) Purchase of treasury shares - 1 3,100,000 1 3,100,000 (510,308) Exercised – granting of stock options - (22,988,198) (22,988,198) 6 90,495 Disposals – stock option plan - (987,221) (987,221) 5 0,427 (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) 5 34,421 (1) Treasury shares at 06/30/2018 - 6 0,584,295 6 0,584,295 (1,977,732) Outstanding shares at 06/30/2018 3 ,305,526,906 3 ,169,979,031 6 ,475,505,937 Outstanding shares at 06/30/2017 3 ,351,741,143 3 ,146,902,006 6 ,498,643,149 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 06/30/2018: Cost / Market value Common Preferred Minimum - 3 7.45 Weighted average - 38.95 Maximum - 4 0.06 Treasury shares Average cost - 3 2.64 Market value 3 5.90 4 0.34 b) Dividends Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares. The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. Note 15 – Stockholders' equity a) Shares At the Meeting of the Board of Directors held on December 15, 2017 and February 22, 2018, the cancellation of 31,793,105 and 14,424,206, respectively, common shares of own issue and held in treasury was approved, with no change in capital, upon capitation of the amounts recorded in Revenue Reserves – Statutory Reserve. As a result of this last cancellation, capital is represented by 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital amounts to R$ 97,148,000 (R$ 97,148,000 at June 30, 2017), of which R$ 65,426,797 (R$ 66,257,941 at June 30, 2017) refers to stockholders domiciled in the country and R$ 31,721,203 (R$ 30,890,059 at June 30, 2017) refers to stockholders domiciled abroad. The consequent statutory change in the number of shares will be resolved in the next Annual Stockholders’ Meeting. The table below shows the change in shares of capital stock and treasury shares during the period: Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2 ,135,149,591 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6 ,550,514,438 (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) Shares of capital stock at 06/30/2018 3 ,305,526,906 3 ,230,563,326 6 ,536,090,232 Residents in Brazil at 06/30/2018 3 ,282,781,277 1 ,119,115,278 4 ,401,896,555 Residents abroad at 06/30/2018 2 2,745,629 2 ,111,448,048 2 ,134,193,677 (1) Treasury shares at 12/31/2017 1 4,424,206 7 1,459,714 8 5,883,920 (2,742,767) Purchase of treasury shares - 1 3,100,000 1 3,100,000 (510,308) Exercised – granting of stock options - (22,988,198) (22,988,198) 6 90,495 Disposals – stock option plan - (987,221) (987,221) 5 0,427 (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) 5 34,421 (1) Treasury shares at 06/30/2018 - 6 0,584,295 6 0,584,295 (1,977,732) Outstanding shares at 06/30/2018 3 ,305,526,906 3 ,169,979,031 6 ,475,505,937 Outstanding shares at 06/30/2017 3 ,351,741,143 3 ,146,902,006 6 ,498,643,149 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 06/30/2018: Cost / Market value Common Preferred Minimum - 3 7.45 Weighted average - 38.95 Maximum - 4 0.06 Treasury shares Average cost - 3 2.64 Market value 3 5.90 4 0.34 b) Dividends Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares. The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation Net income - ITAÚ UNIBANCO HOLDING 9,945,840 Adjustments: (-) Legal reserve (497,292) Dividend calculation basis 9,448,548 Mandatory dividend 2,362,137 5,313,130 Dividend and interest on capital – paid / provided for / identified II – Stockholders' compensation Gross WTS Net Paid / Prepaid 4 85,716 - 485,716 Dividends - 5 monthly installments of R$ 0.015 per share paid in February to June 2018 4 85,716 - 485,716 Provided for (recorded in Other liabilities – Social and statutory) 1 ,998,002 (121,581) 1 ,876,421 Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/02/2018 9 7,329 - 9 7,329 Dividends declared - R$ 0.1683 per share 1 ,090,131 - 1 ,090,131 Interest on capital - R$ 0.1252 per share. 8 10,542 (121,581) 6 88,961 Identified in Revenue Reserve In Stockholders’ Equity - R$ 0.4557 per share 2 ,950,993 - 2 ,950,993 Total from 01/01 to 06/30/2018 5 ,434,711 (121,581) 5 ,313,130 Total from 01/01 to 06/30/2017 5 ,466,640 (529,039) 4 ,937,601 c) Capital and revenue reserves 06/30/2018 06/30/2017 Capital reserves 1,586,364 1,352,881 Premium on subscription of shares 283,512 283,512 Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment 1,301,747 1,068,264 1,105 1,105 Reserves from tax incentives and restatement of equity securities and other Revenue reserves 29,344,128 27,405,084 Legal 9,504,157 8,381,642 Statutory 16,888,978 16,455,114 (*) Unrealized profits 2,950,993 2,568,328 (*) Refers to Interest on capital and dividends provided for up to June 30 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011. d) Conciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 06/30/2018 06/30/2017 06/30/2018 06/30/2017 ITAÚ UNIBANCO HOLDING 9 ,945,840 1 0,743,116 1 22,621,644 120,679,258 Amortization of goodwill 4 6,907 50,375 (5 4,362) (149,562) Hedge of net investments in foreign operations 1 ,545,712 2 91,145 - - 1 1,538,459 11,084,636 1 22,567,282 1 20,529,696 ITAÚ UNIBANCO HOLDING PRUDENTIAL e) Asset valuation adjustments 06/30/2018 06/30/2017 Available-for-sale securities (1,348,728) (441,958) Hedge cash flow (1,459,619) (1,593,130) Remeasurements in liabilities of post-employment benefits (838,665) (890,989) Foreign exchange variation on investments / Net investment hedge in 113,534 120,873 foreign operations (*) Asset valuation adjustments (3,533,478) (2,805,204) (*) Net of tax effects I - Calculation Net income - ITAÚ UNIBANCO HOLDING 9,945,840 Adjustments: (-) Legal reserve (497,292) Dividend calculation basis 9,448,548 Mandatory dividend 2,362,137 5,313,130 Dividend and interest on capital – paid / provided for / identified II – Stockholders' compensation Gross WTS Net Paid / Prepaid 4 85,716 - 485,716 Dividends - 5 monthly installments of R$ 0.015 per share paid in February to June 2018 4 85,716 - 485,716 Provided for (recorded in Other liabilities – Social and statutory) 1 ,998,002 (121,581) 1 ,876,421 Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/02/2018 9 7,329 - 9 7,329 Dividends declared - R$ 0.1683 per share 1 ,090,131 - 1 ,090,131 Interest on capital - R$ 0.1252 per share. 8 10,542 (121,581) 6 88,961 Identified in Revenue Reserve In Stockholders’ Equity - R$ 0.4557 per share 2 ,950,993 - 2 ,950,993 Total from 01/01 to 06/30/2018 5 ,434,711 (121,581) 5 ,313,130 Total from 01/01 to 06/30/2017 5 ,466,640 (529,039) 4 ,937,601 c) Capital and revenue reserves 06/30/2018 06/30/2017 Capital reserves 1,586,364 1,352,881 Premium on subscription of shares 283,512 283,512 Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment 1,301,747 1,068,264 1,105 1,105 Reserves from tax incentives and restatement of equity securities and other Revenue reserves 29,344,128 27,405,084 Legal 9,504,157 8,381,642 Statutory 16,888,978 16,455,114 (*) Unrealized profits 2,950,993 2,568,328 (*) Refers to Interest on capital and dividends provided for up to June 30 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011. d) Conciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 06/30/2018 06/30/2017 06/30/2018 06/30/2017 ITAÚ UNIBANCO HOLDING 9 ,945,840 1 0,743,116 1 22,621,644 120,679,258 Amortization of goodwill 4 6,907 50,375 (5 4,362) (149,562) Hedge of net investments in foreign operations 1 ,545,712 2 91,145 - - 1 1,538,459 11,084,636 1 22,567,282 1 20,529,696 ITAÚ UNIBANCO HOLDING PRUDENTIAL e) Asset valuation adjustments 06/30/2018 06/30/2017 Available-for-sale securities (1,348,728) (441,958) Hedge cash flow (1,459,619) (1,593,130) Remeasurements in liabilities of post-employment benefits (838,665) (890,989) Foreign exchange variation on investments / Net investment hedge in 113,534 120,873 foreign operations (*) Asset valuation adjustments (3,533,478) (2,805,204) (*) Net of tax effects

f) Non-controlling interests

	Stockholders' equity		Net Income	
	06/30/2018	06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Itaú CorpBanca (Note 2c)	11,092,904	9,846,394	(37,563)	(33,562)
Itaú CorpBanca Colombia S.A. (Note 2c)	1,332,145	1,118,495	(6,532)	(21,637)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	376,164	453,957	(42,836)	(56,205)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	344,684	306,196	(42,604)	(37,361)
Banco Investcred Unibanco S.A.	21,022	20,709	(331)	(591)
Other	41	37	(1)	(1)
Total	**13,166,960**	**11,745,788**	**(129,867)**	**(149,357)**

g) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process. These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. From 01/01 to 06/30/2018, the accounting effect of the Share-based payment in income was R$ (313,883) (R$ (253,910) from 01/01 to 06/30/2017). I – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares. In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. c) Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows: (i) Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation; (ii) Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date; (iii) Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share; (iv) Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option; (v) Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation. g) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process. These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. From 01/01 to 06/30/2018, the accounting effect of the Share-based payment in income was R$ (313,883) (R$ (253,910) from 01/01 to 06/30/2017). I – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares. In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. c) Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows: (i) Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation; (ii) Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date; (iii) Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share; (iv) Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option; (v) Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Simple options Weighted Weighted Quantity average average exercise price market value Opening balance at 12/31/2017 16,342,906 37.81 Options exercisable at the end of the period 16,342,906 37.81 Options outstanding but not exercisable - - Options: Granted - - (*) Canceled / Forfeited (7,020) 3 2.10 Exercised (9,289,940) 38.79 5 0.09 Closing balance at 06/30/2018 7,045,946 3 8.79 Options exercisable at the end of the period 7,045,946 3 8.79 Options outstanding but not exercisable Range of exercise prices Granting 2010-2011 21,71 - 42,92 Granting 2012 32.10 Weighted average of the remaining contractual life (in years) 0.89 (*) Refers to non-exercise based on the beneficiary’s decision. Simple options Weighted Weighted Quantity average average exercise price market value Opening balance at 12/31/2016 38,033,506 36.94 Options exercisable at the end of the period 23,440,177 40.98 Options outstanding but not exercisable 14,593,329 30.45 Options: Granted - - (*) Canceled / Forfeited (1 9,667) 3 8.90 Exercised (5 ,684,306) 3 0.58 4 0.03 Closing balance at 06/30/2017 3 2,329,533 37.56 Options exercisable at the end of the period 3 2,329,533 37.56 Options outstanding but not exercisable Range of exercise prices Granting 2010-2011 21,71 - 41,09 Granting 2012 30.01 Weighted average of the remaining contractual life (in years) 1.48 (*) Refers to non-exercise based on the beneficiary’s decision.Simple options Weighted Weighted Quantity average average exercise price market value Opening balance at 12/31/2017 16,342,906 37.81 Options exercisable at the end of the period 16,342,906 37.81 Options outstanding but not exercisable - - Options: Granted - - (*) Canceled / Forfeited (7,020) 3 2.10 Exercised (9,289,940) 38.79 5 0.09 Closing balance at 06/30/2018 7,045,946 3 8.79 Options exercisable at the end of the period 7,045,946 3 8.79 Options outstanding but not exercisable Range of exercise prices Granting 2010-2011 21,71 - 42,92 Granting 2012 32.10 Weighted average of the remaining contractual life (in years) 0.89 (*) Refers to non-exercise based on the beneficiary’s decision. Simple options Weighted Weighted Quantity average average exercise price market value Opening balance at 12/31/2016 38,033,506 36.94 Options exercisable at the end of the period 23,440,177 40.98 Options outstanding but not exercisable 14,593,329 30.45 Options: Granted - - (*) Canceled / Forfeited (1 9,667) 3 8.90 Exercised (5 ,684,306) 3 0.58 4 0.03 Closing balance at 06/30/2017 3 2,329,533 37.56 Options exercisable at the end of the period 3 2,329,533 37.56 Options outstanding but not exercisable Range of exercise prices Granting 2010-2011 21,71 - 41,09 Granting 2012 30.01 Weighted average of the remaining contractual life (in years) 1.48 (*) Refers to non-exercise based on the beneficiary’s decision.

ll – Partner Plan The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation. The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price. The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends. The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 39.33 per share at 06/30/2018 (R$ 32.33 per share at 06/30/2017). Law nº. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation. Changes in the Partner Program Quantity Closing balance at 12/31/2017 34,049,627 New granted 6,608,237 Cancelled (310,243) Exercised (7,731,613) Balance at 06/30/2018 32,616,008 Weighted average of remaining contractual life (years) 2.74 Quantity Balance at 12/31/2016 35,462,379 New granted 7,041,957 Cancelled (439,424) Exercised (7,523,051) Balance at 06/30/2017 34,541,861 Weighted average of remaining contractual life (years) 2.86 ll – Partner Plan The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation. The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price. The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends. The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 39.33 per share at 06/30/2018 (R$ 32.33 per share at 06/30/2017). Law nº. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation. Changes in the Partner Program Quantity Closing balance at 12/31/2017 34,049,627 New granted 6,608,237 Cancelled (310,243) Exercised (7,731,613) Balance at 06/30/2018 32,616,008 Weighted average of remaining contractual life (years) 2.74 Quantity Balance at 12/31/2016 35,462,379 New granted 7,041,957 Cancelled (439,424) Exercised (7,523,051) Balance at 06/30/2017 34,541,861 Weighted average of remaining contractual life (years) 2.86

III- Variable Compensation The policy established in compliance with CMN Resolution nº. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. The fair value of the ITUB4 share is the market price at its grant date. The weighted average of the fair value of ITUB4 shares was estimated at R$ 51.07 per share at 06/30/2018 (R$ 38.25 per share at 06/30/2017). Change in variable compensation in shares 2018 Quantity Balance at 12/31/2017 20,819,982 New 6,827,114 Delivered (11,074,347) Cancelled (83,373) Balance at 06/30/2018 16,489,376 Change in variable compensation in shares 2017 Quantity Balance at 12/31/2016 24,539,406 New 8,501,063 Delivered (12,048,631) Cancelled (139,157) Balance at 06/30/2017 20,852,681III- Variable Compensation The policy established in compliance with CMN Resolution nº. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. The fair value of the ITUB4 share is the market price at its grant date. The weighted average of the fair value of ITUB4 shares was estimated at R$ 51.07 per share at 06/30/2018 (R$ 38.25 per share at 06/30/2017). Change in variable compensation in shares 2018 Quantity Balance at 12/31/2017 20,819,982 New 6,827,114 Delivered (11,074,347) Cancelled (83,373) Balance at 06/30/2018 16,489,376 Change in variable compensation in shares 2017 Quantity Balance at 12/31/2016 24,539,406 New 8,501,063 Delivered (12,048,631) Cancelled (139,157) Balance at 06/30/2017 20,852,681

Note 16 – Related parties a) Transactions between related parties are disclosed in compliance with CVM Deliberation n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration. The unconsolidated related parties are the following: · Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING PRUDENTIAL; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries; · Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21e to 21j; and · Domestic investments, specially: Itauseg Participações S.A., ITB Holding Brasil Participações, Intrag-Part Administração e Participações Ltda., Unibanco Negócios Imobiliários, Itaú Vida e Previdência, Cia. Itaú de Capitalização, BSF Holding S.A., Marcep Corretagem de Seguros S.A., Itaú Unibanco Servs. e Proc. de Inf. Comerciais Ltda. and Fináustria Ass., Adm., Serv. Crédito e Participações Ltda., and foreign investments ITB Holding Ltd., Jasper International Investment LLC and Itaú Chile Holding, INC. Note 16 – Related parties a) Transactions between related parties are disclosed in compliance with CVM Deliberation n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration. The unconsolidated related parties are the following: · Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING PRUDENTIAL; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries; · Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21e to 21j; and · Domestic investments, specially: Itauseg Participações S.A., ITB Holding Brasil Participações, Intrag-Part Administração e Participações Ltda., Unibanco Negócios Imobiliários, Itaú Vida e Previdência, Cia. Itaú de Capitalização, BSF Holding S.A., Marcep Corretagem de Seguros S.A., Itaú Unibanco Servs. e Proc. de Inf. Comerciais Ltda. and Fináustria Ass., Adm., Serv. Crédito e Participações Ltda., and foreign investments ITB Holding Ltd., Jasper International Investment LLC and Itaú Chile Holding, INC.

The transactions with these related parties are basically characterized by:

		ITAÚ UNIBANCO HOLDING PRUDENTIAL			
		Assets / (liabilities)		Revenue / (expense)	
	Annual rate %	06/30/2018	06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Securities and derivative financial instruments - Assets		**3,740,543**	**-**	**123,614**	**118**
Fundo de Investimento Multimercado		3,740,540	-	118,329	-
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.		-	-	-	118
Others		3	-	5,285	-
Loan operations		**69,281**	**-**	**5,861**	**-**
Alpargatas S.A.		69,209	-	5,617	-
Itaú Chile Administradora General de Fondos		71	-	243	-
Others		1	-	1	-
Foreign exchange portfolio - Assets		**690,047**	**612,793**	**351**	**9,207**
Itaú Europa Luxembourg S.A.		690,047	612,793	351	9,207
Deposits received under securities repurchase agreements		**(13,810,473)**	**(2,497,256)**	**(383,664)**	**(117,458)**
Itauseg Participações S.A.	100% Selic	(2)	(1,194,414)	(13,441)	(31,934)
ITB Holding Brasil Participações Ltda.	100% Selic	(140)	(5,088)	(4)	(514)
Itaú Vida e Previdência S.A.		(13,026,769)	-	(345,038)	-
Duratex S.A.	95.5% to 98% of CDI	(19,161)	(22,256)	(628)	(1,064)
Itaú Rent Administração e Participações Ltda.	100% Selic	(268,367)	(213,233)	(8,259)	(11,297)
Itaú Corretora de Seguros S.A.		-	(263,245)	(27)	(13,914)
Itaú-BBA Participações S.A.	100% Selic	(1)	(12,199)	(70)	(5,356)
Provar Negócios de Varejo Ltda.	100% Selic	(206,020)	(400,631)	(6,396)	(30,495)
IGA Participações	100% Selic	(179,090)	(167,173)	(5,511)	(8,989)
Others (*)	100% Selic	(110,923)	(219,017)	(4,290)	(13,895)
Time deposits		**(4,361,757)**	**(789,974)**	**(72,900)**	**(10,628)**
Itauseg Participações S.A.	100% of CDI	(1,401,326)	(28)	(28,637)	-
Itaú Corretora de Seguros S.A.	100% of CDI	(249,696)	-	(4,551)	-
Itaú Chile Compañia de Seguros de Vida S.A.	0.21% to 0.27%	(10,046)	(82,310)	(795)	(1,708)
Itaúsa Europa - Investimentos, SGPS, Unipessoal, Lda.	0.01%	(331,791)	-	(321)	-
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.		-	(256,346)	-	-
Itaú Europa Luxembourg S.A.	0.02% to 0.03%	(166,538)	(161,203)	(1,923)	(2,180)
BICSA Holdings Ltd	2.49%	(1,376,695)	-	(14,648)	-
Provar Negócios de Varejo Ltda.	100% of CDI	(125,010)	-	(4,172)	-
ITB Holding Brasil Participações Ltda.	100% of CDI	(140,131)	-	(4,283)	-
Others	60% to 100.15% of CDI	(560,524)	(290,087)	(13,570)	(6,740)
Interbranch accounts		**(2,831)**	**-**	**-**	**-**
Itaú Seguros S.A.		(2,065)	-	-	-
Itaú Vida e Previdência S.A.		(766)	-	-	-
Foreign exchange portfolio - Liabilities		**(690,813)**	**(603,352)**	**(87)**	**-**
Itaú Europa Luxembourg S.A.		(690,813)	(603,352)	(87)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		**496,647**	**(95,150)**	**842,978**	**303,882**
Itaú Seguros S.A.		55,473	25,316	199,754	246,930
Itaú USA. Inc.		11,076	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		(106,146)	(115,607)	24,640	23,156
Itaú Vida e Previdência S.A.		536,265	12,174	666,047	26,186
Others		(21)	(17,033)	(47,463)	7,610
Rent revenues (expenses)		**-**	**-**	**(153,417)**	**(150,127)**
Itaú Rent Administração e Participações Ltda.		-	-	(83,764)	(68,928)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(21,149)	(23,702)
Itaú Seguros S.A.		-	-	(17,032)	(19,601)
Others		-	-	(31,472)	(37,896)
Donation expenses		**-**	**-**	**(57,270)**	**(40,477)**
Instituto Itaú Cultural		-	-	(37,000)	(30,057)
Associação Itaú Viver Mais		-	-	(920)	(920)
Associação Cubo Coworking Itaú		-	-	(19,350)	(9,500)

(*) Corresponds to related parties with 13 directly-controlled subsidiaries, not included in Prudential Consolidated.

b) Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING PRUDENTIAL management members and members of the Audit Committee are as follows:

	01/01 to 06/30/2018	01/01 to 06/30/2017
Compensation	**256,349**	**207,855**
Board of Directors	25,721	20,018
Management members	230,628	187,837
Profit sharing	**101,336**	**94,893**
Board of Directors	3,300	565
Management members	98,036	94,328
Contributions to pension plans	**4,984**	**6,484**
Board of Directors	60	114
Management members	4,924	6,370
Stock option plan – Management members	**102,358**	**90,332**
Total	**465,027**	**399,564**

Information related to the granting of the stock option plan, benefits to employees and post-employment benefits is detailed in Notes 15g II and 18, respectively.

Note 17 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

	Book value		Market		Effects [1]			
					Results		Stockholders' equity	
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Interbank deposits	23,728,707	28,713,141	23,783,476	28,775,867	54,769	62,726	54,769	62,726
Securities and derivative financial instruments	256,008,542	218,032,869	255,891,301	218,778,452	(2,268,757)	(107,698)	(117,241)	745,583
Adjustment of available-for-sale securities					(1,753,014)	(391,628)	-	-
Adjustment of held-to-maturity securities					(515,743)	283,930	(117,241)	745,583
Loan, lease and other credit operations	482,391,532	442,457,681	487,286,009	449,450,431	4,894,477	6,992,750	4,894,477	6,992,750
Investments - B3	9,743	14,610	149,487	216,493	139,744	201,883	139,744	201,883
Funding and borrowing [2]	389,611,317	330,002,106	390,087,780	330,706,157	(476,463)	(704,051)	(476,463)	(704,051)
Subordinated debt (Note 10f)	53,925,330	52,104,210	53,887,701	53,144,832	37,629	(1,040,622)	37,629	(1,040,622)
Treasury shares	1,977,732	2,571,065	2,443,970	3,074,654	-	-	466,238	503,589

(1) This does not consider the corresponding tax effects;

(2) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

To obtain the market values for these financial instruments, the following criteria were adopted: · Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities; · Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above; · Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date; · Investments - in company B3 at the share value quoted on stock exchanges. · Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date; · Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places; · Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange. To obtain the market values for these financial instruments, the following criteria were adopted: · Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities; · Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above; · Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date; · Investments - in company B3 at the share value quoted on stock exchanges. · Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date; · Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places; · Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Note 18 – Post-Employments Benefits

We present the policies adopted by ITAÚ UNIBANCO HOLDING PRUDENTIAL regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders' Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total	
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Cost of current service	(33,717)	(34,472)	-	-	-	-	(33,717)	(34,472)
Net interest	(5,241)	(6,121)	33,762	37,937	(12,437)	(10,976)	16,084	20,840
Effects on asset ceiling	-	-	(39,815)	(42,431)	-	-	(39,815)	(42,431)
Benefits paid	-	-	-	-	8,217	7,701	8,217	7,701
Total Amounts Recognized	**(38,958)**	**(40,593)**	**(6,053)**	**(4,494)**	**(4,220)**	**(3,275)**	**(49,231)**	**(48,362)**

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 157,094 (R$ 157,736 from 01/01 to 06/30/2017), of which R$ 39,815 (R$ 42,431 from 01/01 to 06/30/2017) arising from social security funds.

Total amounts recognized in Stockholders' Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total	
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
At the beginning of the period	**39,862**	**(69,151)**	**(1,370,515)**	**(1,323,776)**	**(76,583)**	**(48,400)**	**(1,407,236)**	**(1,441,327)**
Effects on asset ceiling	11,431	3,897	8,317	(3,191)	-	-	19,748	706
Remeasurements	(31,157)	(15,302)	(11,500)	(17,590)	-	-	(42,657)	(32,892)
Total Amounts Recognized	**20,136**	**(80,556)**	**(1,373,698)**	**(1,344,557)**	**(76,583)**	**(48,400)**	**(1,430,145)**	**(1,473,513)**

a) Retirement plans ITAÚ UNIBANCO HOLDING PRUDENTIAL and certain subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 18c. Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A. Supplementary plans are managed by closed-end private pension entities (EFPC) with independent legal structures, as detailed below: Entity Benefit plan (1) Fundação Itaú Unibanco - Previdência Complementar Supplementary retirement plan – PAC (1) Franprev benefit plan - PBF (1) 002 benefit plan - PB002 (1) Itaulam basic plan - PBI (2) Itaulam Supplementary Plan - PSI (3) Itaubanco Defined Contribution Plan (3) Itaubank Retirement Plan (1) Itaú Defined Benefit Plan (2) Itaú Defined Contribution Plan (3) Unibanco Pension Plan (1) Prebeg benefit plan (1) UBB PREV defined benefit plan (1) Benefit Plan II (1) Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1) REDECARD Basic Retirement Plan (2) REDECARD Supplementary Retirement Plan (3) REDECARD Pension Plan (1) ITAUCARD Retirement Defined Benefit Plan (2) ITAUCARD Supplementary Retirement Plan (1) Funbep Fundo de Pensão Multipatrocinado Funbep I Benefit Plan (2) Funbep II Benefit Plan (1) Defined benefit plan; (2) Variable contribution plan; (3) Defined contribution plan. b) Governance The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING PRUDENTIAL. a) Retirement plans ITAÚ UNIBANCO HOLDING PRUDENTIAL and certain subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 18c. Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A. Supplementary plans are managed by closed-end private pension entities (EFPC) with independent legal structures, as detailed below: Entity Benefit plan (1) Fundação Itaú Unibanco - Previdência Complementar Supplementary retirement plan – PAC (1) Franprev benefit plan - PBF (1) 002 benefit plan - PB002 (1) Itaulam basic plan - PBI (2) Itaulam Supplementary Plan - PSI (3) Itaubanco Defined Contribution Plan (3) Itaubank Retirement Plan (1) Itaú Defined Benefit Plan (2) Itaú Defined Contribution Plan (3) Unibanco Pension Plan (1) Prebeg benefit plan (1) UBB PREV defined benefit plan (1) Benefit Plan II (1) Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1) REDECARD Basic Retirement Plan (2) REDECARD Supplementary Retirement Plan (3) REDECARD Pension Plan (1) ITAUCARD Retirement Defined Benefit Plan (2) ITAUCARD Supplementary Retirement Plan (1) Funbep Fundo de Pensão Multipatrocinado Funbep I Benefit Plan (2) Funbep II Benefit Plan (1) Defined benefit plan; (2) Variable contribution plan; (3) Defined contribution plan. b) Governance The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING PRUDENTIAL.

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	06/30/2018	06/30/2017
Discount rate (1)	9.98% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING PRUDENTIAL. At 12/31/2017 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted;

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables. The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively;

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING PRUDENTIAL, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II - Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING PRUDENTIAL is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan's actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life expectancy Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities. III – Management of defined benefit plan assets The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations). Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan. - Life expectancy Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities. III – Management of defined benefit plan assets The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations). Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At June 30, 2018 and 2017, the allocation of plan assets and the allocation target for 2018, by type of asset, are as follows:

Types	Fair value		% Allocation		
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	2018 Target
Fixed income securities	17,213,133	15,960,720	95.97%	94.65%	53% to 100%
Variable income securities	18,669	199,754	0.10%	1.18%	0% to 20%
Structured investments	42,753	15,664	0.24%	0.09%	0% to 10%
Real estate	580,870	617,857	3.24%	3.66%	0% to 7%
Loans to participants	81,152	70,740	0.45%	0.42%	0% to 5%
Total	**17,936,577**	**16,864,735**	**100.00%**	**100.00%**	

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING PRUDENTIAL, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,723 (R$ 192,800 at 06/30/2017) and real estate rented to Group companies, with a fair value of R$ 498,826 (R$ 592,484 at 06/30/2017).

Fair value - The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2017, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2018	06/30/2017
1 - Net assets of the plans	17,936,577	16,864,735
2 - Actuarial liabilities	(14,717,446)	(13,931,205)
3- Surplus (1-2)	**3,219,131**	**2,933,530**
4- Asset restriction (*)	(3,366,490)	(3,157,451)
5 - Net amount recognized in the balance sheet (3-4)	**(147,359)**	**(223,921)**
Amount recognized in Assets (Note 12a)	360,646	332,000
Amount recognized in Liabilities (Note 12c)	(508,005)	(555,921)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with BACEN Resolution nº 4,424/15.

V- Change in the net amount recognized in the balance sheet:

	06/30/2018				
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	**17,588,377**	**(14,490,545)**	**3,097,832**	**(3,217,361)**	**(119,529)**
Cost of current service	-	(33,717)	(33,717)	-	(33,717)
Net interest [(1)]	850,018	(694,699)	155,319	(160,560)	(5,241)
Benefits paid	(546,060)	546,060	-	-	-
Contributions of sponsor	34,533	-	34,533	-	34,533
Contributions of participants	5,441	-	5,441	-	5,441
Effects on asset ceiling	-	-	-	11,431	11,431
Exchange variation	4,268	(7,947)	(3,679)	-	(3,679)
Remeasurements [(2) (3)]	-	(36,598)	(36,598)	-	(36,598)
Value at end of the period	**17,936,577**	**(14,717,446)**	**3,219,131**	**(3,366,490)**	**(147,359)**

	06/30/2017				
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	**16,520,045**	**(13,722,558)**	**2,797,487**	**(3,008,536)**	**(211,049)**
Cost of current service	-	(34,472)	(34,472)	-	(34,472)
Net interest [(1)]	819,366	(671,771)	147,595	(153,716)	(6,121)
Benefits paid	(516,003)	516,003	-	-	-
Contributions of sponsor	35,106	-	35,106	-	35,106
Contributions of participants	6,438	-	6,438	-	6,438
Effects on asset ceiling	-	-	-	3,897	3,897
Exchange variation	634	3,387	4,021	-	4,021
Remeasurements [(2) (3)]	(851)	(21,794)	(22,645)	904	(21,741)
Value at end of the period	**16,864,735**	**(13,931,205)**	**2,933,530**	**(3,157,451)**	**(223,921)**

(1) Corresponds to the amount calculated on 01/01/2018 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.98% p.a.(On 01/01/2017 the rate used was 10.24% p.a.).
(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.
(3) The actual return on assets amounted to R$ 850,018 (R$ 818,515 at 06/30/2017).

During the period, contributions made totaled R$ 34,533 (R$ 35,106 from 01/01 to June 30, 2017). The contribution rate increases based on the beneficiary's salary.

In 2018, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING PRUDENTIAL is R$ 55,682.

The estimate for payment of benefits for the next 10 years is as follows:

	Estimated payment
2018	1,103,020
2019	1,125,737
2020	1,156,848
2021	1,189,665
2022	1,220,291
2023 to 2027	6,562,643

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders' Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

Change in Assumption	Effect in actuarial liabilities of the plans		Effect in actuarial liabilities of the plans (*)
	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	740,200	5.11%	(268,981)
- Increase by 0.5%	(677,029)	(4.67%)	153,064

(*) Net of effects of asset ceiling

d) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors' contributions not included in the participant's accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	06/30/2018			06/30/2017		
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	**1,631,516**	**(911,929)**	**719,587**	**1,285,334**	**(490,932)**	**794,402**
Net interest	78,607	(44,845)	33,762	62,996	(25,059)	37,937
Contribution	(39,815)	-	(39,815)	(42,431)	-	(42,431)
Receivables allocation of funds (*)	-	-	-	(12,826)	-	(12,826)
Effects on asset ceiling	-	8,317	8,317	(14,980)	11,789	(3,191)
Remeasurements	(11,500)	-	(11,500)	(17,590)	-	(17,590)
Amount - end of the period (Note 12a)	**1,658,808**	**(948,457)**	**710,351**	**1,260,503**	**(504,202)**	**756,301**

(*) Refers to the allocation of the surplus of Plano Itaubanco CD's social security fund.

e) Other post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING PRUDENTIAL as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING PRUDENTIAL are as follows:

I - Change in the net amount recognized in the balance sheet:

	06/30/2018	06/30/2017
At the beginning of the period	**(256,723)**	**(221,125)**
Cost of interest	(12,437)	(10,976)
Benefits paid	8,217	7,701
At the end of the period (Note 12c)	**(260,943)**	**(224,400)**

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2018	14,986
2019	16,029
2020	17,060
2021	18,154
2022	19,271
2023 to 2027	114,593

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c I), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,162	(3,000)
Present value of obligation	Asset valuation adjustment	31,686	(26,453)

Note 19 – Information on foreign subsidiaries

	Foreign consolidated (*)	
	06/30/2018	06/30/2017
Assets		
Current assets and long-term receivables		
Cash and cash equivalents	13,643,884	13,885,105
Interbank investments	18,354,400	23,419,671
Securities	145,726,319	108,662,306
Loan, lease and other credit operations	208,944,475	210,405,690
Foreign exchange portfolio	65,600,685	59,284,063
Other assets	15,082,257	12,626,879
Permanent assets	**10,060,595**	**8,703,746**
Total	**477,412,615**	**436,987,460**
Liabilities		
Current and long-term liabilities		
Deposits	156,292,339	138,488,851
Deposits received under securities repurchase agreements	29,927,620	20,268,873
Funds from acceptance and issuance of securities	38,436,521	38,552,385
Borrowing	39,733,525	40,035,310
Derivative financial instruments	14,400,857	8,349,978
Foreign exchange portfolio	65,566,432	59,375,754
Other liabilities	61,456,909	47,227,342
Deferred income	**476,923**	**368,580**
Non-controlling interests	**12,425,091**	**1,118,531**
Stockholders' equity	**58,696,398**	**83,201,856**
Total	**477,412,615**	**436,987,460**
Statement of Income		
Income from financial operations	12,680,988	9,080,425
Expenses of financial operations	(7,388,980)	(4,218,673)
Result of loan losses	(1,375,947)	(1,204,136)
Gross income from financial operations	**3,916,061**	**3,657,616**
Other operating revenues (expenses)	(2,297,899)	(1,907,173)
Operating income	**1,618,162**	**1,750,443**
Non-operating income	(18,998)	(14,289)
Income before taxes on income and profit sharing	**1,599,164**	**1,736,154**
Income tax	(272,884)	(57,655)
Statutory participation in income	(16,102)	(17,851)
Non-controlling interests	(44,110)	(21,639)
Net income (loss)	**1,266,068**	**1,639,009**

(*) Basically composed of subsidiaries Itaú Unibanco S.A. - Itaú Unibanco S.A. Cayman Branch, Itaú Unibanco S.A. New York Branch, Itaú Unibanco S.A. Nassau Branch, Itaú Unibanco Holding S.A - Itaú Unibanco Holding Cayman Branch, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco CorpBanca Colômbia S.A., Itaú CorpBanca S.A. and Banco Itaú Paraguay S.A.

Note 20 – Risk and capital management On February 23, 2017, BACEN published CMN Resolution 4,557, which was in force on August 21, 2017, and revokes CMN Resolutions 3,380, 3,464, 3,721, 3,988, and 4,090, which provide for the implementation of management structure of operating, market, credit, capital and liquidity risk, respectively. Assuming and managing risks is one of the activities carried out by Itaú Unibanco and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks robust process for risk management, which permeate the whole institution and that are the basis for strategic decisions to assure the sustainability of business. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the Itaú Unibanco’s management by monitoring and analyzing risk and capital. The principles providing the foundations for management of risk, risk appetite and guidelines on how Itaú Unibanco’s employees should behave on the day-to-day for decision-making purposes are as follows: · Sustainability and Client Satisfaction: Itaú Unibanco’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. Itaú Unibanco is committed to do business that is good both for the client and the institution itself. · Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below. · Risk Pricing: Itaú Unibanco acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio. · Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational Excellence: It is the wish of Itaú Unibanco to be an agile bank, with a robust and stable infrastructure to offer top services. · Ethics and Respect for Regulation: for Itaú Unibanco, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. On August 21, 2017, CMN Resolution 4,557, which provides for the capital and risk management structure, came into force. In the resolution, noteworthy are the implementation of continuous and integrated risk management structure, requirements for definition of the “Risk Appetite Statement” (RAS) and the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4,557, so that there are no negative impacts resulting from its adoption. Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business. Note 20 – Risk and capital management On February 23, 2017, BACEN published CMN Resolution 4,557, which was in force on August 21, 2017, and revokes CMN Resolutions 3,380, 3,464, 3,721, 3,988, and 4,090, which provide for the implementation of management structure of operating, market, credit, capital and liquidity risk, respectively. Assuming and managing risks is one of the activities carried out by Itaú Unibanco and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks robust process for risk management, which permeate the whole institution and that are the basis for strategic decisions to assure the sustainability of business. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the Itaú Unibanco’s management by monitoring and analyzing risk and capital. The principles providing the foundations for management of risk, risk appetite and guidelines on how Itaú Unibanco’s employees should behave on the day-to-day for decision-making purposes are as follows: · Sustainability and Client Satisfaction: Itaú Unibanco’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. Itaú Unibanco is committed to do business that is good both for the client and the institution itself. · Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below. · Risk Pricing: Itaú Unibanco acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio. · Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational Excellence: It is the wish of Itaú Unibanco to be an agile bank, with a robust and stable infrastructure to offer top services. · Ethics and Respect for Regulation: for Itaú Unibanco, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. On August 21, 2017, CMN Resolution 4,557, which provides for the capital and risk management structure, came into force. In the resolution, noteworthy are the implementation of continuous and integrated risk management structure, requirements for definition of the “Risk Appetite Statement” (RAS) and the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4,557, so that there are no negative impacts resulting from its adoption. Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing the behavior that will help people in any level of the institution to assume and manage risk on a responsible way. With these principles disseminated by the institution, there is an incentive for the risk to be understood and discussed frankly, maintained within the limits established for risk appetite, and so that each employee, regardless of their position, area or function, also assumes responsibility for managing risks of their business. ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact. The Board of Directors is the primary body in the establishment of guidelines, policies, and approval level for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its roles related to capital and risk management. In the executive level, panels, presided over by the Chief Executive Officer (CEO) of Itaú Unibanco, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, the institution has panels, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). Additionally, to support this structure, ARF is structured by specialized officers. The purpose is to ensure, on an independent and centralized basis, that risks and capital of the institution are management in compliance with established the policies and procedures. A detailed description of this structure may be found in the Consolidated Annual Report, in the section our Risk Management. The Consolidated Annual Report is available on the website www.itau.com.br/investors-relations in the section Financial Information. The risk management organizational structure of Itaú Unibanco is in compliance with the regulations in force in Brazil and abroad, and in line with the best practices of the market. The responsibilities for risk management at Itaú Unibanco are structured in accordance with three defense lines, to wit: · in the first defense line, business areas and back-office corporate areas manage risks originated by them, through their identification, assessment, control and report thereof; · in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of Itaú Unibanco are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of Itaú Unibanco so as to optimize and expedite corporate decisions; · in the third defense line, internal audit performs the independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements. Itaú Unibanco uses automated and robust systems to fully meet capital regulations and to measure risks following regulatory requirements and models in effect. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring. ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing the behavior that will help people in any level of the institution to assume and manage risk on a responsible way. With these principles disseminated by the institution, there is an incentive for the risk to be understood and discussed frankly, maintained within the limits established for risk appetite, and so that each employee, regardless of their position, area or function, also assumes responsibility for managing risks of their business. ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact. The Board of Directors is the primary body in the establishment of guidelines, policies, and approval level for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its roles related to capital and risk management. In the executive level, panels, presided over by the Chief Executive Officer (CEO) of Itaú Unibanco, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, the institution has panels, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). Additionally, to support this structure, ARF is structured by specialized officers. The purpose is to ensure, on an independent and centralized basis, that risks and capital of the institution are management in compliance with established the policies and procedures. A detailed description of this structure may be found in the Consolidated Annual Report, in the section our Risk Management. The Consolidated Annual Report is available on the website www.itau.com.br/investors-relations in the section Financial Information. The risk management organizational structure of Itaú Unibanco is in compliance with the regulations in force in Brazil and abroad, and in line with the best practices of the market. The responsibilities for risk management at Itaú Unibanco are structured in accordance with three defense lines, to wit: · in the first defense line, business areas and back-office corporate areas manage risks originated by them, through their identification, assessment, control and report thereof; · in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of Itaú Unibanco are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of Itaú Unibanco so as to optimize and expedite corporate decisions; · in the third defense line, internal audit performs the independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements. Itaú Unibanco uses automated and robust systems to fully meet capital regulations and to measure risks following regulatory requirements and models in effect. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

I – Market risk Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. Market Risk Management Policy is in line with the principles of Resolution nº. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive strategy towards control and management of market risk of all institution. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: · Political, economic and market conditions; · Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED; · Expertise within the group to support operations in specific markets. The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is: · Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-return objective; · Promoting a disciplined and informed discussion on the global risk profile and its evolution over time; · Increasing transparency on the way the business seeks to optimize results; · Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and · Monitoring and avoiding risk concentration. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. I – Market risk Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. Market Risk Management Policy is in line with the principles of Resolution nº. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive strategy towards control and management of market risk of all institution. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: · Political, economic and market conditions; · Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED; · Expertise within the group to support operations in specific markets. The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is: · Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-return objective; · Promoting a disciplined and informed discussion on the global risk profile and its evolution over time; · Increasing transparency on the way the business seeks to optimize results; · Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and · Monitoring and avoiding risk concentration. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk.

In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED. For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 3,464 and BACEN Circular nº. 3,354. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED. For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 3,464 and BACEN Circular nº. 3,354. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. At June 30, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED posted a Total VaR of R$ 491.1 million (R$ 460.8 million at June 30, 2017). Increase in Total VaR Total verified in relation to the previous year was mainly due to the increase of volatility in the Interest Rate market. The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. At June 30, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED posted a Total VaR of R$ 491.1 million (R$ 460.8 million at June 30, 2017). Increase in Total VaR Total verified in relation to the previous year was mainly due to the increase of volatility in the Interest Rate market. The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

II – Credit risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others. To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined. In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. III – Operational risk Operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor- relations, section “Corporate Governance”, Rules and Policies. II – Credit risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others. To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined. In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. III – Operational risk Operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor- relations, section “Corporate Governance”, Rules and Policies.

IV – Liquidity risk Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. In compliance with Circular Letter n° 3,775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel. The summarized index calculation is presented in the table below. In 2018, the index minimum requirement is 90%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3. Second quarter of 2018 Information on the Liquidity Coverage Ratio (LCR) (1) Total Adjusted Amount (2) 172,177,693 Total high-quality liquid assets (3) 101,584,392 Total potential cash outflows Liquidity Coverage Ratio (%) 169.5% (1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular nº. 3,749. (2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk. (3) Potential cash outflows calculated in standardized stress, determined by Circular nº. 3,749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular nº. 3,749 and (ii) 75% x Outflows, whichever is lower. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies. V - Insurance, Pension Plan and Capitalization Risks The products that make up the portfolios of Insurance companies belonging to ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to life and all risks insurances, private pension plans and capitalization. The main risks inherent in these products are described below and their definitions are presented in their respective chapters. IV – Liquidity risk Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. In compliance with Circular Letter n° 3,775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel. The summarized index calculation is presented in the table below. In 2018, the index minimum requirement is 90%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3. Second quarter of 2018 Information on the Liquidity Coverage Ratio (LCR) (1) Total Adjusted Amount (2) 172,177,693 Total high-quality liquid assets (3) 101,584,392 Total potential cash outflows Liquidity Coverage Ratio (%) 169.5% (1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular nº. 3,749. (2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk. (3) Potential cash outflows calculated in standardized stress, determined by Circular nº. 3,749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular nº. 3,749 and (ii) 75% x Outflows, whichever is lower. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies. V - Insurance, Pension Plan and Capitalization Risks The products that make up the portfolios of Insurance companies belonging to ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to life and all risks insurances, private pension plans and capitalization. The main risks inherent in these products are described below and their definitions are presented in their respective chapters.

· Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Market risk; · Credit risk; · Operational risk; · Liquidity risk. The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk. VI - Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which ITAÚ UNIBANCO HOLDING CONSOLIDATED has been awarded. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Market risk; · Credit risk; · Operational risk; · Liquidity risk. The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk. VI - Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which ITAÚ UNIBANCO HOLDING CONSOLIDATED has been awarded.

Note 21 –Supplementary information a) Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims. b) Foreign currency – The balances in Reais linked to the foreign currencies were: 06/30/2018 06/30/2017 Permanent foreign investments 44,635,832 51,789,387 Net amount of other assets and liabilities indexed to foreign currency, (104,885,600) (132,767,057) including derivatives Net foreign exchange position (60,249,768) (80,977,670) The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. c) Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING PRUDENTIAL through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares,investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows: (1) Amount Number of funds Amount 06/30/2018 06/30/2017 06/30/2018 06/30/2017 06/30/2018 06/30/2017 Investment funds 8 73,997,732 7 44,126,220 8 73,997,732 7 44,126,220 5 ,852 5 ,457 Fixed income 8 12,158,322 6 97,800,209 8 12,158,322 6 97,800,209 5,460 5 ,092 6 1,839,410 4 6,326,011 6 1,839,410 4 6,326,011 392 365 Shares Managed portfolios 2 76,045,790 2 51,106,446 1 76,222,229 1 56,416,916 1 9,630 1 7,932 2 13,891,208 1 89,748,713 1 56,754,283 1 35,361,058 19,556 1 7,850 Customers (2) 6 2,154,582 6 1,357,733 1 9,467,946 2 1,055,858 74 82 Itaú Group Total 1 ,150,043,522 9 95,232,666 1 ,050,219,961 9 00,543,136 2 5,482 2 3,389 (1) Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios. (2) Changes were made in balances at June 30, 2017 for comparison purposes. d) Consortia funds 06/30/2018 06/30/2017 Monthly estimate of installments receivable from participants 170,669 170,205 Group liabilities by installments 1 1,439,779 1 0,926,164 Participants – assets to be delivered 9,648,059 9 ,194,682 Funds available for participants 1 ,836,361 1 ,695,177 (In units) Number of managed groups 566 576 Number of current participants 398,490 384,808 1 32,313 137,993 Number of assets to be delivered to participants e) Fundação Itaú Social - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 4,315,708 (R$ 3,334,814 at 06/30/2017). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. Note 21 –Supplementary information a) Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims. b) Foreign currency – The balances in Reais linked to the foreign currencies were: 06/30/2018 06/30/2017 Permanent foreign investments 44,635,832 51,789,387 Net amount of other assets and liabilities indexed to foreign currency, (104,885,600) (132,767,057) including derivatives Net foreign exchange position (60,249,768) (80,977,670) The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. c) Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING PRUDENTIAL through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares,investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows: (1) Amount Number of funds Amount 06/30/2018 06/30/2017 06/30/2018 06/30/2017 06/30/2018 06/30/2017 Investment funds 8 73,997,732 7 44,126,220 8 73,997,732 7 44,126,220 5 ,852 5 ,457 Fixed income 8 12,158,322 6 97,800,209 8 12,158,322 6 97,800,209 5,460 5 ,092 6 1,839,410 4 6,326,011 6 1,839,410 4 6,326,011 392 365 Shares Managed portfolios 2 76,045,790 2 51,106,446 1 76,222,229 1 56,416,916 1 9,630 1 7,932 2 13,891,208 1 89,748,713 1 56,754,283 1 35,361,058 19,556 1 7,850 Customers (2) 6 2,154,582 6 1,357,733 1 9,467,946 2 1,055,858 74 82 Itaú Group Total 1 ,150,043,522 9 95,232,666 1 ,050,219,961 9 00,543,136 2 5,482 2 3,389 (1) Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios. (2) Changes were made in balances at June 30, 2017 for comparison purposes. d) Consortia funds 06/30/2018 06/30/2017 Monthly estimate of installments receivable from participants 170,669 170,205 Group liabilities by installments 1 1,439,779 1 0,926,164 Participants – assets to be delivered 9,648,059 9 ,194,682 Funds available for participants 1 ,836,361 1 ,695,177 (In units) Number of managed groups 566 576 Number of current participants 398,490 384,808 1 32,313 137,993 Number of assets to be delivered to participants e) Fundação Itaú Social - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 4,315,708 (R$ 3,334,814 at 06/30/2017). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

f) Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad. During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries made donations in the amount of R$ 37,000 (R$ 30,057 from 01/01 to 06/30/2017) and the institute’s net assets totaled R$ 33,462 (R$ 30,649 at 06/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. g) Instituto Unibanco - ITAÚ UNIBANCO HOLDING PRUDENTIAL sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions. During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,837,589 (R$ 1,655,380 at 06/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. h) Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video- laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil. During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries did not make donations and the institute’s net assets totaled R$ 19,980 (R$ 21,058 at 06/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. i) Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities. During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries made donations in the amount of R$ 920 (R$ 920 at 06/30/2017) and the association’s net assets totaled R$ 837 (R$ 586 at 06/30/2017). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. j) Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries made donations in the amount of R$ 19,350 (R$ 9,500 from 01/01 to 06/30/2017) and the association’s net assets totaled R$ 3,416 (R$ 1,236 at 06/30/2017). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. k) Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor. f) Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad. During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries made donations in the amount of R$ 37,000 (R$ 30,057 from 01/01 to 06/30/2017) and the institute’s net assets totaled R$ 33,462 (R$ 30,649 at 06/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. g) Instituto Unibanco - ITAÚ UNIBANCO HOLDING PRUDENTIAL sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions. During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,837,589 (R$ 1,655,380 at 06/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. h) Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video- laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil. During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries did not make donations and the institute’s net assets totaled R$ 19,980 (R$ 21,058 at 06/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. i) Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities. During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries made donations in the amount of R$ 920 (R$ 920 at 06/30/2017) and the association’s net assets totaled R$ 837 (R$ 586 at 06/30/2017). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. j) Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries made donations in the amount of R$ 19,350 (R$ 9,500 from 01/01 to 06/30/2017) and the association’s net assets totaled R$ 3,416 (R$ 1,236 at 06/30/2017). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets. k) Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

l) Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), by means of capital contribution of R$ 600 million and acquisition of shares issued by XP HOLDING and held by the SELLERS in the amount of R$ 5,700 million. Such amounts are subject to contractual adjustments (FIRST ACQUISITION). A portion of this amount will be withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the contract provides for a single additional acquisition in 2022, subject to Central Bank of Brazil’s future approval, which if approved will enable ITAÚ UNIBANCO to hold up to 62.4% of the total share capital of XP HOLDING (equivalent to 40.0% of the common shares) based on a multiple (19 times) of XP HOLDING earnings, it being understood, therefore, that the control of the XP group will remain unaltered and will continue to be held by XP CONTROLE shareholders. ITAÚ UNIBANCO will act as a minority partner and will not influence commercial and operating policies of XP HOLDING or of any other company belonging to XP Group. Effective acquisitions and financial settlements will occur on August 31, 2018, after compliance with certain contractual conditions. m) Reclassifications for comparison purposes – In compliance with the circular letter 3,828, of 06/19/2017, of BACEN, the Company carried out reclassifications in the balances of June 30, 2017, for financial statements comparison purposes, in view of the regrouping of the following headings. Adjusted ASSETS Prior disclosure Reclassification balances Current assets and Long term receivables 1 ,240,946,790 - 1,240,946,790 Interbank accounts 9 2,887,416 24,918,815 117,806,231 Pending settlement 4 ,087,303 2 4,918,815 2 9,006,118 Other receivables 176,627,858 (24,918,815) 151,709,043 Transactions with credit card issuers 2 4,918,815 (24,918,815) - Total assets 1 ,286,366,819 - 1,286,366,819 LIABILITIES Current and Long term liabilities 1 ,151,947,808 - 1,151,947,808 Interbank accounts 5 ,276,754 2 4,868,524 3 0,145,278 Pending settlement 3 ,414,056 2 4,868,524 2 8,282,580 Other liabilities 2 46,210,894 (24,868,524) 2 21,342,370 Credit card operations 5 4,938,650 (54,938,650) - Sundry 2 5,607,720 3 0,070,126 5 5,677,846 Total liabilities 1 ,286,366,819 - 1,286,366,819 l) Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), by means of capital contribution of R$ 600 million and acquisition of shares issued by XP HOLDING and held by the SELLERS in the amount of R$ 5,700 million. Such amounts are subject to contractual adjustments (FIRST ACQUISITION). A portion of this amount will be withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the contract provides for a single additional acquisition in 2022, subject to Central Bank of Brazil’s future approval, which if approved will enable ITAÚ UNIBANCO to hold up to 62.4% of the total share capital of XP HOLDING (equivalent to 40.0% of the common shares) based on a multiple (19 times) of XP HOLDING earnings, it being understood, therefore, that the control of the XP group will remain unaltered and will continue to be held by XP CONTROLE shareholders. ITAÚ UNIBANCO will act as a minority partner and will not influence commercial and operating policies of XP HOLDING or of any other company belonging to XP Group. Effective acquisitions and financial settlements will occur on August 31, 2018, after compliance with certain contractual conditions. m) Reclassifications for comparison purposes – In compliance with the circular letter 3,828, of 06/19/2017, of BACEN, the Company carried out reclassifications in the balances of June 30, 2017, for financial statements comparison purposes, in view of the regrouping of the following headings. Adjusted ASSETS Prior disclosure Reclassification balances Current assets and Long term receivables 1 ,240,946,790 - 1,240,946,790 Interbank accounts 9 2,887,416 24,918,815 117,806,231 Pending settlement 4 ,087,303 2 4,918,815 2 9,006,118 Other receivables 176,627,858 (24,918,815) 151,709,043 Transactions with credit card issuers 2 4,918,815 (24,918,815) - Total assets 1 ,286,366,819 - 1,286,366,819 LIABILITIES Current and Long term liabilities 1 ,151,947,808 - 1,151,947,808 Interbank accounts 5 ,276,754 2 4,868,524 3 0,145,278 Pending settlement 3 ,414,056 2 4,868,524 2 8,282,580 Other liabilities 2 46,210,894 (24,868,524) 2 21,342,370 Credit card operations 5 4,938,650 (54,938,650) - Sundry 2 5,607,720 3 0,070,126 5 5,677,846 Total liabilities 1 ,286,366,819 - 1,286,366,819

Itaú Unibanco Holding S.A. and subsidiaries - Prudential Conglomerate Financial statements at June 30, 2018 and independent auditor's report Itaú Unibanco Holding S.A. and subsidiaries - Prudential Conglomerate Financial statements at June 30, 2018 and independent auditor's report

(A free translation of the original in Portuguese) Independent auditor's report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the Bank ), which comprise the prudential consolidated balance sheet as at June 30, 2018 and the prudential consolidated statements of income, changes in stockholders´equity and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - Presentation and consolidation of the financial statements . In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at June 30, 2018, and the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - Presentation and consolidation of the financial statements and 4 - Summary of the main accounting practices to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. (A free translation of the original in Portuguese) Independent auditor's report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the Bank ), which comprise the prudential consolidated balance sheet as at June 30, 2018 and the prudential consolidated statements of income, changes in stockholders´equity and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - Presentation and consolidation of the financial statements . In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at June 30, 2018, and the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - Presentation and consolidation of the financial statements and 4 - Summary of the main accounting practices to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate Without modifying our opinion, we draw attention to the Note 2 - Presentation and consolidation of the financial statements , which discloses the following information: The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose. Others matters Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period ended in June 30, 2018, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor's report on those statements, dated July 30, 2018, was unmodified. Other information accompanying the consolidated financial statements and the auditor's report The Bank’s management is responsible for the other information, which comprise the Management Report. Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, whose main criteria and accounting policies are disclosed in the Notes 2 - Presentation and consolidation of the financial statements and 4 - Summary of the main accounting practices , and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate Without modifying our opinion, we draw attention to the Note 2 - Presentation and consolidation of the financial statements , which discloses the following information: The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose. Others matters Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period ended in June 30, 2018, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor's report on those statements, dated July 30, 2018, was unmodified. Other information accompanying the consolidated financial statements and the auditor's report The Bank’s management is responsible for the other information, which comprise the Management Report. Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, whose main criteria and accounting policies are disclosed in the Notes 2 - Presentation and consolidation of the financial statements and 4 - Summary of the main accounting practices , and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, taking into consideration the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, taking into consideration the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, August 27, 2018 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6 We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, August 27, 2018 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6